EXHIBIT 99

LOCAL STRENGTH GROUP EXPERTISE

Annual Report 2003

DELHAIZE GROUP

CONTENT

FINANCIAL HIGHLIGHTS	1
LETTER FROM THE CHAIRMAN AND THE CEO	2
OVERVIEW OF OPERATING COMPANIES	4

OUR STRATEGY	6

CONCEPT LEADERSHIP	8
EXECUTIONAL EXCELLENCE	10
A LEARNING COMPANY	12
CORPORATE CITIZENSHIP	14

OUR BUSINESS IN 2003	16

BUSINESS REVIEW*	18
> UNITED STATES	18
> BELGIUM	22
> SOUTHERN AND CENTRAL EUROPE	24
> ASIA	26

FINANCIAL REVIEW*	28

OPERATIONAL STATISTICS	36

FINANCIALS	37

FINANCIAL STATEMENTS	38
NOTES TO FINANCIAL STATEMENTS	43
10-YEAR OVERVIEW OF FINANCIALS	62

ADDITIONAL INFORMATION*	64

MANAGEMENT AND SHAREHOLDERS	67

MANAGEMENT STRUCTURE	67
CORPORATE GOVERNANCE*	70
SHAREHOLDER INFORMATION	73

GLOSSARY	76

* These chapters constitute the Directors’ Report

Profile

Delhaize Group is a Belgian international food retailer operating in ten countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2003, Delhaize Group’s sales network consisted of 2,559 stores. In 2003, Delhaize Group posted EUR 18.8 billion in sales and net earnings of EUR 171.3 million. Delhaize Group employs approximately 142,000 people.

Delhaize Group seeks to achieve leading positions in food retailing in key mature and emerging markets. This is accomplished through strong regional companies benefiting from and contributing to the Group’s strength, expertise and successful practices. Delhaize Group goes to market with a variety of food store formats. The Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards.

	2003	2002	2001	2003	2002
	(EUR in millions, except per share amounts)			% change vs prior year
Results of Operations
Sales	18,820	20,688	21,396	-9.0%	-3.3%
Adjusted EBITDA(1)	1,433	1,532	1,641	-6.7%	-6.6%
Operating profit	809	807	921	0.3%	-12.4%
Earnings before goodwill and exceptionals(1)	387	334	335	15.6%	-0.1%
Net earnings	171	178	149	-4.0%	19.3%
Free cash flow(1)	358	300	456	19.1%	-34.1%
Financial Position
Total assets	9,519	10,840	12,086	-12.2%	-10.3%
Group equity	3,369	3,563	3,752	-5.4%	-5.0%
Net debt(1)	3,025	3,898	4,776	-22.4%	-18.4%
Enterprise value(3)	6,802	5,535	10,176	22.9%	-45.6%
Per share information (in EUR)
Earnings before goodwill and exceptionals(1)(2)	4.20	3.63	4.21	15.6%	-13.7%
Net earnings(2)	1.86	1.94	1.88	-4.0%	3.0%
Free cash flow(2)	3.89	3.26	5.73	19.3%	-43.1%
Net dividend	0.75	0.66	1.08	13.6%	-38.9%
Shareholders’ equity(3)	35.99	38.19	40.22	-5.8%	-5.0%
Net debt(3)	32.65	42.19	51.69	-22.6%	-18.4%
Share price (year-end)	40.78	17.72	58.45	130.1%	-69.7%
Ratios(%)
Adjusted EBITDA margin(1)	7.6%	7.4%	7.7%	—	—
Operating margin	4.3%	3.9%	4.3%	—	—
Net margin	0.9%	0.9%	0.7%	—	—
Net debt to equity(1)	89.8%	109.4%	127.0%	—	—
Other information
Capital expenditures	448	635	554	-29.4%	14.7%
Number of sales outlets	2,559	2,527	2,444	1.3%	3.4%
Number of associates (thousands)	141.7	143.9	146.8	-1.5%	-2.0%
Weighted average number of shares (thousands)	92,097	92,068	79,494	—	15.8%
Average EUR/USD rate	0.8840	1.0575	1.1166	-16.4%	-5.3%
EUR/USD rate at year-end	0.7918	0.9536	1.1347	-17.0%	-16.0%

(1)	These are non-GAAP financial measures. For more information, see insert on page 28.

(2)	Calculated using the average number of shares over the year.

(3)	Calculated using the number of shares outstanding at the end of the year.

LETTER FROM

      THE CHAIRMAN

            & THE CHIEF EXECUTIVE OFFICER

Dear Shareholder,

Our company made important progress and delivered strong results in 2003. We realized short-term improvements as promised resulting from effective cost management initiatives, while continuing to invest in long-term growth. We can attribute our 2003 success to our focus on delivering the four objectives that we set at the beginning of the year: building sustainable sales growth, reducing costs, reducing our net debt and reinforcing our effectiveness as a group.

Sales momentum accelerated during the year, resulting in positive organic sales growth of 2.4% adjusted for acquisitions, divestitures, currency fluctuations and calendar effects. Hannaford, Delhaize Belgium and Alfa-Beta continued to post strong sales; the sales trends at Food Lion and Kash n’ Karry improved throughout the year. In the second half of 2003, all U.S. companies posted positive comparable store sales growth. Delhaize Belgium delivered 5.6% comparable store sales growth in 2003. However, the 16.4% decline of the U.S. dollar compared to the euro pushed total Group sales 9.0% lower than prior year to EUR 18.8 billion.

The better underlying sales trend was the result of successful commercial initiatives and improved price competitiveness financed through strict cost discipline. Our largest U.S. banner, Food Lion, implemented aggressive cost management initiatives resulting in approximately USD 100 million in savings.

The initiatives included the closure of underperforming stores, streamlining of support functions, new store labor models, and a reduction in procurement costs.

As a result of these measures and better sales, we increased our operating margin from 3.9% in 2002 to 4.3% in 2003. Despite the 16.4% U.S. dollar decline, earnings before goodwill amortization and exceptionals increased by 15.6% to EUR 386.6 million and net earnings decreased only by 4.0% to EUR 171.3 million.

We fulfilled our commitments made in 2001 to reduce significantly the leverage of our company. Delhaize America achieved USD 1 billion of free cash flow in the three-year period ending in 2003. Our net debt to equity ratio decreased to 89.8% at the end of 2003, significantly better than our 100% target.

Last year, we made important progress in optimizing our store portfolio. In the first quarter of 2003, 41 underperforming stores were closed at Food Lion and one at Kash n’ Karry. In November 2003, we sold our 49% shareholding in the Singaporean retailer Shop N Save, realizing a more than 80% capital gain. In the first quarter of 2004, Kash n’ Karry closed 34 underperforming stores and refocused on its core markets on the west coast of Florida.

Delhaize Group’s Board of Directors
From left to right:
Baron de Vaucleroy
Pierre-Olivier Beckers
Baron de Cooman d’ Herlinckhove
Count de Pret Roose de Calesberg
William G. Ferguson
Count Goblet d’Alviella
Baron Jacobs
Robert J. Murray
Dr. William Roper
Didier Smits
Philippe Stroobant
Frans Vreys

In 2004, we will continue to build Delhaize Group into an effective group of successful retail food chains. For each of our companies, we aim at gaining a differentiated market position and at growing sales and profits on a sustainable basis. In order to reach these goals, our management teams will develop initiatives articulated around three Group-wide building blocks:

•	concept leadership

•	executional excellence and

•	a learning company.

A successful strategy cannot consist of imitating what others do, nor of trying to be the best at everything. Only strong differentiation can lead to long-term success. Based on our key strength – expertise in food retailing – we continue to create leading concepts to establish differentiated market positions with unique strengths at all our companies.

Building on the significant progress of the previous years and the successful 2003 remodeling in Raleigh, North Carolina, Food Lion will focus in 2004 on reinforcing its fresh products offering, guaranteeing a pleasant shopping experience and serving customers better, while maintaining its competitive pricing position. Hannaford, Delhaize Belgium and Alfa-Beta will continue to reinforce their differentiated commercial position, offering an innovative variety of quality products and outstanding service at competitive prices. Kash n’ Karry will be rebranded into a new banner, Sweetbay Supermarkets, over a three-year period and will focus on offering the best fresh products in its markets.

Leading concepts are only sustainable when they are supported by executional excellence. Retail is detail, demanding a daily commitment at all levels of the organization to deliver timely and consistently the promised projects and targets, to develop the necessary tools and systems and to identify the managers and associates accountable for each element. Support systems such as Hannaford’s inventory management system, will be rolled out at Food Lion, Kash n’ Karry and Delhaize Belgium, and will allow day-to-day item level management of the inventory and gross margin of all products.

For a group operating in ten countries, on three continents and under more than 20 banners, one of the largest possibilities to identify and create growth opportunities lies in establishing learning networks, identifying and distributing best practices, and triggering inspiration through the cross-fertilizing of ideas and new developments. Across the Group, executives from different companies are meeting regularly to share their expertise and look for answers to common challenges. At Delhaize Group, becoming a learning company is a strategic process through which we integrate the know-how, the experiences and the knowledge of our companies and associates throughout the entire organization in order to maximize our potential and deliver profitable growth.

Our solid performance in 2003 and our numerous projects for 2004 give us confidence in our Company’s future. Consequently, the Board of Directors is proposing to the Ordinary General Meeting to increase the net dividend by 13.6% to EUR 0.75 per share.

The strong results in 2003 would not have been possible without the energy and hard work of our associates, the loyalty of our customers and the trust and commitment of our shareholders. We want to thank all of you sincerely for your confidence and contribution to the Group’s success.

/s/ Pierre-Olivier Beckers	/s/ Gui de Vaucleroy

Pierre-Olivier Beckers,	Gui de Vaucleroy,
President and Chief Executive Officer	Chairman of the Board of Directors

AN INTERNATIONAL GROUP
     OF LOCAL FOOD RETAILERS

Delhaize Group operates local companies in ten countries on three continents. These companies are active in four regions: the United States, Belgium, Southern and Central Europe and Asia.

2.9%
9.5%
28.4%
59.2%
1.1%
6.4%
19.5%
73.0%
1.9%
21.9%
80.2%
3.6%
8.9%
11.5%
76.0%
Number of Stores
Sales
Operating Profit
Number of Associates
United States
Belgium
Southern and Central Europe
Asia

Southern and Central Europe

From the early 1990s, Delhaize Group expanded to Southern and Central Europe. With activities in Greece, the Czech Republic, Slovakia and Romania, Delhaize Europe is a major supermarket operator in these regions. At the end of 2003, Delhaize Group operated 242 stores in Southern and Central Europe, realizing EUR 1.2 billion sales, which is 6.4% of Delhaize Group's total sales.

- 89 supermarkets, 20 proximity stores, and 10 cash & carry stores in Greece
- High-quality fresh products and service
- Broad geographical presence
- #2 in Greece

- 94 supermarkets and proximity stores in the Czech Republic and 14 supermarkets in Slovakia
- Focused on fresh products and service
- Strategic urban locations
- #1 supermarket in Prague

- 15 supermarkets in Romania
- Focus on fresh products
- Strong brand recognition
- #1 supermarket in Bucharest

Asia

Delhaize Group's Asian activities are the Group's most recent addition. The Group entered Asia in 1997. At the end of 2003, Delhaize Group operated 74 stores in two Asian countries: Thailand and Indonesia. In 2003, the Asian activities of Delhaize Group posted EUR 203.3 million sales, 1.1% of Delhaize Group's total sales.

- 36 supermarkets in Thailand
- Convenient discount stores
- Assortment tailored to local demand
- Focus on fresh products

- 38 supermarkets in Indonesia
- Fresh products at every day low prices
- Neighborhood locations
- #2 in Jakarta

Delhaize Group is committed to offering a locally differentiated shopping experience to its customers in each of its markets, to delivering superior value and to maintaining high social, environmental and ethical standards. This commitment is supported by four key pillars:

OUR STRATEGY FOR SUSTAINABLE PRO fi

Concept Leadership 8

Executional Excellence 10

TABLE GROWTH

A Learning Company 12

Corporate Citizenship 14

Concept
Leadership

Building a customer-driven, differentiated market position with a unique combination of strengths in assortment and shopping experience. This differentiation is developed along three key axes: product and service offering, pricing and store layout.

BROAD RANGE OF
QUALITY PRODUCTS
& SERVICES

The focus on fresh categories
and prepared meals is
underlined by innovative
merchandising.

The product assortment and services offered by Delhaize Group’s companies are tailored to local demand. Nevertheless, there are some common characteristics in each one’s respective offerings:

•	a focus on fresh products, particularly produce, meat, dairy and fish

•	a growing presence of prepared meals

•	a broadened offer of specialty ethnic, organic and natural foods

•	continuing development of private label offerings

•	services that offer a convenient shopping experience.

CLEAR
PRICE
POSITIONING

Delhaize Group’s companies continue to focus on value. Food Lion used a part of the cost savings it realized in 2003 to reinforce its price position. Delhaize Belgium lowered the shelf prices of 2,750 products in 2003, in line with its Everyday Fair Price position. In Greece, Alfa-Beta also decreased its price level. Private label products play a prominent role in the value proposition of all Delhaize Group companies. In 2003, Delvita increased its private label offering from 100 to 500 products. At Delhaize Belgium, private label products represent more than 32% of total sales. At Food Lion, Delhaize Bel- gium and Alfa-Beta, the loyalty card continues to play a key role in rewarding and targeting frequent customers.

Food Lion customers can save
money by using the MVP loyalty card.

ATTRACTIVE

STORE

LAYOUT

Delhaize Group wants its customer’s shopping experience to be easy and enjoyable. This is accomplished with convenient locations, a well-planned store layout, attractive product presentations and quick checkout. In 2003, Food Lion remodeled its stores in the Raleigh, North Carolina market to make them more appealing to customers. To answer the needs of time-pressed urban customers, the European companies of Delhaize Group developed a common European City format, focusing on quick shopping and convenient products. The first stores of this format have been opened in Brussels, Aachen, Athens and Prague. In 2003, Alfa-Beta was the first Greek retailer to offer self-scanning.

Food Lion’s Raleigh
remodeling program featured
fresh products in a convenient
and attractive store format.

Executional
Excellence

A commitment from top to bottom to deliver on time and consistently the promised projects and targets, to develop the necessary tools and systems and to identify the associates accountable for their execution. This leads to growing sales, guaranteeing customers exceptional food safety and quality and increasing profitability by reducing costs and expenses.

Hannaford’s pharmacy
operations were thoroughly
analyzed in 2003 to determine
how existing procedures and
department layout could
be modified to leverage the
pharmacists’ valuable time and
free them to spend more time
counseling their customers.

CONSISTENT EXECUTION

TO GROW

               SALES

Delhaize Group customers should have an optimal shopping experience, regardless of when or in which of our more than 2,500 stores they shop. This requires consistent execution across all companies of the Group and in all functional areas: in-store processes, service, supply chain, information technology and procurement. In 2003, Delhaize Group started to roll out a system providing full visibility to item- level data, allowing better margin analysis, shrink control and inventory management at Food Lion, based on Hannaford’s experience. A similar system will be rolled out in 2004 at Kash n’ Karry and in Belgium. Food Lion increased its emphasis on training associates in standard practices in order to improve customer service, reinforce the quality of its offering and reduce out-of-stocks. The labor scheduling software, installed on the PC platform rolled out at Food Lion in 2002, results in an optimal allocation of associates to better serve customers and to reduce expenses. A new semi-automatic break-pack distribution center allows Delhaize Belgium to optimize its assortment in health and beauty products.

Strict monitoring of the product
temperature throughout the complete
supply chain is an important element of
Delhaize Group’s food safety commitment.

     FOOD

SAFETY

& QUALITY

For Delhaize Group’s companies, food safety and product quality remain a priority. In 2003, Delhaize Belgium obtained ISO 9001 certification for its complete cold chain. The ISO 9001 certifications for its technical department and its wine cellar have been renewed for three years. Additionally, Delhaize Belgium increased the number of products under the Control & Origin label, an additional assurance of quality and traceability. Delhaize Group’s U.S. companies responded to the call for traceability and country of origin labeling prompted by new government regulation by working collaboratively with vendors and industry groups to consider options for consistent, efficient solutions. A cross-company team is also actively exploring technology solutions that will effectively and efficiently respond to regulatory requirements. As a part of its supply chain review, Food Lion increased the number of quality assurance associates throughout the company. During 2003, Food Lion expanded its rigorous food safety certification course, certifying nearly 1,000 key managers in food safety. Food Lion also upgraded its monthly retail food safety audit program by utilizing hand-held computer technology to provide timely and actionable food safety information to store managers.

INCREASING

PROFITABILITY

THROUGH EFFICIENCY

Efficiency enhancement is a major driver of profitability and free cash flow. Through cross-banner collaboration, Delhaize Group developed an item data model, based on global data standards facilitating internal and external data synchronization. A global point-of-sale system was developed, based on the expertise from the different operating companies of the Group. In 2003, Food Lion realized approximately USD 100 million in savings from its cost and expense reduction program. Hannaford started changing in-store workflow processes and practices to improve its ability to better serve customers and grow its profits. In addition, the rationalization of the global and regional indirect goods procurement program allowed major savings.

Delhaize Belgium’s
automated break-pack
facility improves the
efficiency of the supply
chain.

A Learning
Company

Encourage individual and collective learning, through training and cross-company work. Delhaize Group leverages its potential by establishing learning methods, capturing and distributing best practices, and triggering inspiration by cross-fertilizing ideas and new developments.

TRAINING ASSOCIATES

A unique event in the Belgian retail
scene: all Delhaize Belgium associates
are invited to discover and sample the
end-of-year assortment.

Delhaize Group considers training to be an important driver for improving its business and motivating its associates. Training efforts cover a broad array of topics: product knowledge, merchandising, inventory management, customer service, food safety, leadership, management skills, finance, languages, ... In 2003, Delhaize Belgium invited more than 15,000 associates to taste and discover the end-of-year assortment during a five-day culinary fair. Delvita rolled out a new training system for all key in-store functions. Food Lion associates have access to a library of over 25 computer-based training modules. In 2003, Kash n’ Karry launched its Manager-In-Training program for future store managers.

CROSS-COMPANY INTERACTION	Every year, high-potential managers from all companies of the Group gather for a one week seminar focused on Delhaize Group’s strategy, sharing individual experience and leadership development. In April 2003, about 25 managers attended the seminar in Maine.

Experts from the different companies of the Group meet to exchange expertise and best practices or join another company’s team for a temporary assignment. In 2003, indirect procurement managers from all Delhaize Group companies gathered in Brussels to exchange expertise and look for cooperation opportunities. Cross-company meetings and visits, both regional and global, took place in different areas of our business: store concepts, information technology, supply chain, indirect procurement, communications, and many more.

DEVELOPING
PEOPLE &
Skilled, knowledgeable and motivated associates are key to customer satisfaction.	THE ORGANIZATION

Interaction among companies aims to leverage learning to enhance business results while developing the skills of the people at the same time. These activities motivate and prepare them for the many opportunities Delhaize Group offers. Each company uses a performance dialogue process that is the foundation for Delhaize Group talent development and planning. In 2003, more than 6,100 associates received internal promotions. Another aspect of motivation is local empowerment. Delhaize Group’s local companies are mainly led by local experts. By developing motivated and educated associates, Delhaize Group also grows the quality of its organization and performance.

Corporate
Citizenship

Acting as responsible citizens towards the environment and the community within the local markets of operation. The Group is also dedicated to responsible and ethical business practices and transparent communications with its shareholders.

PART OF THE COMMUNITY

By purchasing products
with the EMIL label, Delvita
customers support sports
participation by
disabled children.

Delhaize Group’s companies continually emphasize their concern for others. Areas of focus include hunger, education, disability, healthcare and culture. In 2003, Delhaize Group’s companies donated about EUR 30 million in cash and in products to charitable organizations. Delhaize Belgium provides financial support to organizations for which its associates are volunteering. Several companies continued their close partnerships with local Food Banks. Delvita supports the Czech Paralympic Movement through participation in the EMIL project, supporting sports participation by disabled children. Delhaize Group is also committed to supporting small and local suppliers. Delhaize Belgium participated in the National Fair Trade Week, promoting fair trade products to its customers. Lion Super Indo partnered with local farmers and fishermen, providing seed funding.

CARE FOR THE
ENVIRONMENT

Officials from the U.S. Environmental Protection Agency visit one of Food Lion’s more than 100 Energy Star stores.

CORPORATE GOVERNANCE & TRANSPARENCY

Delhaize Group’s companies take significant steps to limit their possible negative impact on the environment. A major focus is energy reduction. At the end of 2003, Food Lion had more than 100 Energy Star stores, a recognition of its lead in energy-efficiency by the U.S. Environmental Protection Agency. In 2003, Food Lion alone reduced its energy consumption by 163 million kilowatt hours, or 7.2%. Hannaford’s new refrigeration design allows the company to re-use up to 100% of the heat normally released to the atmosphere, resulting in 400,000 kilowatt hours of energy savings per store built in 2003. Harveys started an incentive program for truck drivers to recognize fuel economy achievements. In Greece, Alfa-Beta invested in modernizing its fleet and optimizing its supply chain, resulting in lower fuel consumption and a reduction of truck kilometers. Another important area is waste recycling and reduction. In 2003, Delhaize Group’s companies collected and recycled more than 300,000 tons of paper and cardboard. Through additional loyalty card savings, Delhaize Belgium encourages customers to use reusable shopping bags and Smart Boxes.

Delhaize Group is dedicated to good corporate governance and transparent communication. Over the last years, the Group has taken significant measures to improve its corporate governance practices, including the strengthening of the independence of its Board of Directors, the creation of three Board committees and the development of the internal audit function. After the launch of its quarterly investor newsletter in 2002, Delhaize Group focused on reinforcing its communication with retail investors through various channels: retail investor fairs, investor presentations, company visits, a comprehensive website... As a result of these efforts, Delhaize Group was awarded the Cash & Morningstar Award 2003 for Investor Relations by the readers of the Belgian financial weekly magazine Cash.

In 2003, Delhaize Group
participated in several
retail investor events.

Added **32** stores for a total of

2,559

Realized organic sales growth of

2.4%

Increased operating margin to

4.3%

BUSINESS AN
FINAN

Posted net earnings of
EUR 171
million

Achieved free cash flow of
EUR 357
million

Decreased net debt to equity ratio to
89.8%

Our business in 2003

D
CIAL REVIEW

United States

     FRESH PRODUCTS
            EXCELLENT SERVICE
GREAT VALUE

In 2003, Delhaize Group’s U.S. companies adjusted successfully to the difficult economic and competitive climate. Hannaford continued to perform strongly, thanks to the completion of the successful Festival strategy rollout. Sales momentum at Food Lion and Kash n’ Karry improved. and in the second half of the year, all U.S. companies posted positive comparable sales growth. As a result, comparable store sales improved over the year, culminating in a 2.9% overall U.S. comparable store sales growth in the fourth quarter of 2003. For the full year, Delhaize Group’s U.S. companies posted comparable store sales growth of 0.6%.

The continued focus on profitability allowed the U.S. companies of Delhaize Group to raise their operating margin from 4.4% in 2002 to 4.7% in 2003. Operating profit grew by 11.1% to USD 734.3 million. Net earnings of the Group’s U.S. operations decreased in 2003 by 36.4% due to the exceptional charges recorded for the closing of

42 stores in the first quarter, a change in inventory accounting method in the second quarter and the damage from Hurricane Isabel in the third quarter of the year.

Cross-company cooperation was further reinforced. Examples include Hannaford’s inventory management system that serves as a base for the other companies and several projects in collective procurement, energy management, supply chain initiatives and many more. Between the last quarter of 2002 and the third quarter of 2003, Delhaize America realized USD 86.0 million in synergies, well above the USD 75 million objective set at the time of the Hannaford acquisition.

	2003	2002	change
Number of stores	1,515	1,485	+30
Sales*	15,545.9	15,019.6	+3.5%
Operating margin	4.7%	4.4%	—
Operating profit*	734.3	661.1	+11.1%
Net earnings*	93.1	146.4	-36.4%
* in millions of USD

Food Lion
“Take a Fresh Look”

In order to differentiate further from the competition, Food Lion launched the renewal of an entire market where it held a leading market share of over 30%. On October 1, 2003, Food Lion reopened 68 stores in the Raleigh area of North Carolina with a new décor, new merchandising fixtures, expanded perishable offering and changes throughout the stores in terms of product selection. Additionally, much effort was put on training to make each associate the best sales associate possible. Food Lion reintroduced itself to the entire community and invited them to “Take a Fresh Look at Food Lion.” In 2004, Food Lion will be taking this successful program into a second market, Charlotte, North Carolina.

At the beginning of 2003, Food Lion identified approximately USD 100 million in cost savings in order to strengthen its competitive position through low price leadership, while maintaining its strong profitability. As part of the savings program it was announced that 41 underperforming stores would be closed in January 2003 and Food Lion’s support structure would be streamlined. Additionally, Food Lion took several measures to reduce its general operating expenses, including the reduction of indirect procurement costs, the introduction of new in-store labor models for more effective work scheduling, and the improvement of supply chain efficiencies. Thanks to these drastic measures, Food Lion was able to improve its price competitiveness and profitability.

In 2003, Food Lion began the rollout of a new inventory system that enhances the tracking of units and costs for all 30,000 Food Lion items, including perishable products. The system gives better visibility to item-level data, improving margin analysis, shrink control and inventory management. Adopted from its sister company, Hannaford, the system was modified by Food Lion to accommodate their 1,200-store business. The system was launched in the third quarter of 2003 and will be rolled out to the complete store network by the third quarter of 2004.

In conjunction with the introduction of the new inventory management system, Food Lion changed from the Retail Inventory Accounting Method to the Item Cost Accounting Method. This improves product cost calculations by eliminating the estimations inherent in averaging across categories of products, as occurs with the former method.

As a result of all these efforts, Food Lion was able to deliver cost savings dollars while still growing its top line. Customers enjoyed more competitive pricing, increased product assortment and services, along with a friendly and convenient shopping experience.

Hannaford
“Are Your Senses Ready”

Hannaford posted a strong performance in 2003. It finalized the successful rollout of the “Festival for the Senses” strategy to its complete store network. Launched in the fall of 2002, this strategy focuses on providing customers with the quality and variety of products that are important to them in an atmosphere that provides an exceptional shopping experience. At the end of 2003, Hannaford launched a premium frozen food line, under the “On the Go Bistro” name.

Hannaford also completed the transition from the Shop n’ Save banner to Hannaford, a name that has a heritage and tradition that customers recognize as quality, service and value.

Hannaford improved productivity through the use of information technology. The Direct Store Delivery Invoice Matching system gives additional visibility and supports better decision-making. Hannaford also saw productivity improvements at the checkout of up to 25% when it tested its new point of sale technology at certain of its stores. This new system, created in cooperation with Delhaize Belgium, will be rolled out to the additional group of Hannaford’s stores beginning in the second quarter of 2004.

Other projects, focusing on sales, payroll and cost analysis, have allowed the Company to eliminate paper and increase storage and access to information. Hannaford and Food Lion’s information technology and merchandising departments collaborated on several projects, including a cost visibility system that allows each U.S. company of Delhaize Group to compare supplier prices and receive the lowest cost available. Hannaford has been able to leverage its investment in infrastructure over the last three or four years through these and many other projects.

Kash n’ Karry
“Refocus on Core Markets”

Kash n’ Karry launched a new strategy in 2003, focusing on improving executional excellence in order to accelerate the sales momentum. The Company intensified its effort in purchasing to ensure that only the best meats, fruit and vegetables will be made available to its customers. In the produce department, Kash n’ Karry collaborated with Hannaford, especially focusing on product quality. Additionally, Kash n’ Karry introduced Nature’s Place, the organic and natural food department developed by Hannaford, in some of its stores. Particular attention was paid to aligning merchandising and operations in the deli-bakery area. The deli department also saw a significant broadening of the offering. To improve execution, Kash n’ Karry added more training at all levels.

At the beginning of 2004, it was announced that Kash n’ Karry would refocus on its core markets on the west coast of Florida where it will open six and remodel 14 stores, mostly in the Ft. Myers/Naples market that will be completely renewed. To redirect resources where they would be of most benefit, 34 underperforming stores, primarily in east and central Florida, were closed in the first quarter of 2004. The new strategy will focus on providing Kash n’ Karry’s distinctive and ever-growing customer base with excellent meat and produce, great value and a refreshing place to shop. Also as part of the new strategy, the Kash n’ Karry stores will be rebranded under the Sweetbay Supermarket banner over the next three years.

Harveys
“Welcome to a Strong Local Chain”

In October of 2003, Delhaize Group acquired a fourth U.S. company, Harveys, which is located primarily in Central and South Georgia. The acquisition fills in an area in which Delhaize Group’s U.S. operations had a limited presence.

Founded in 1950, the 43 stores of Harveys range in size between 18,000 and 48,000 square feet (between 1,670 and 4,500 square meters) and are integrated in local communities. Known for their meat and produce offerings and their excellent customer service, Harveys has created strong customer loyalty.

The Delhaize Group also announced the conversion of ten Food Lion stores located in Harveys’ area to the Harveys brand. The conversions will enhance Delhaize Group’s presence in the region by tapping into Harveys’ strong name recognition and loyal customer base. Conversions began in January of 2004.

Number of Stores*

Maine (ME)	46
New Hampshire (NH)	23
Vermont (VT)	13
Massachusetts (MA)	6
New York (NY)	34
Pennsylvania (PA)	8
Delaware (DE)	17
Maryland (MD)	74
Virginia (VA)	315
West Virginia (WV)	18
Kentucky (KY)	11
Tennessee (TN)	73
North Carolina (NC)	469
South Carolina (SC)	123
Georgia (GA)	102
Florida (FL)	183
TOTAL	1,515
* January 3, 2004

Belgium

     GASTRONOMY
            FITNESS & HEALTH
CONVENIENCE

In 2003, Delhaize Belgium continued to focus on product assortment, value for money, store network expansion and operating efficiency. This resulted in significant top and bottom-line growth. Market share increased by 40 basis points to 25.2%. Sales grew by 7.4% compared to 2002. Operating margin increased from 3.6% to 4.8%, resulting in 43.0% net earnings growth.

Product Assortment

In 2003, Delhaize Belgium continued to develop its product assortment along the following lines: culinary delight — the continued focus on discovery of new tastes, convenience — both easy shopping and easy cooking, and health — safe and healthy products and eating habits. Many categories were enlarged with products accentuating this positioning, which was also underlined by strong in-store merchandising. Through coupons published in the major Belgian newspapers, customers can receive a free weekly item, giving them the opportunity to discover new products.

The Mediterranean and Asian food offerings were expanded and new prepared meals were introduced, including meals prepared in cooperation with famous chefs. On the occasion of the cultural festival Europalia Italy, Delhaize Belgium put its rich Italian assortment in the spotlight through merchandising and advertising. The Company continued to develop its assortment of organic and fair-trade products.

In 2003, Delhaize Belgium was the first Belgian food retailer to obtain ISO 9001 certification for its cold chain. Independent auditors certified that Delhaize Belgium has the right systems and procedures in place for an efficient control over the temperature of its products, from the moment of reception in the distribution centers until the product passes the checkout in the store. The ISO 9001 certifications for the wine bottling installation and the technical department were renewed for three years.

Delhaize Belgium’s efforts to promote healthy food are not limited to offering healthy products. The company also strives to educate its customers on healthy eating habits. In 2003, it launched the “5 a day” campaign, advising customers to eat five portions of fruit or vegetables a day. The number of products under the “Control & Origin” label, launched in 2002 for eggs and chicken to guarantee customers that they are buying controlled and traceable food, was doubled to include salmon, champagne, cheese, foie gras and coffee.

	2003	2002	change
Number of stores	728	707	+21
Sales*	3,674.9	3,420.3	+7.4%
Operating margin	4.8%	3.6%	—
Operating profit*	177.5	122.5	+44.9%
Net earnings*	131.4	91.9	+43.0%
* in millions of EUR

Value for Money

In 2002, Delhaize Belgium adopted successfully an Everyday Fair Price position (EDFP). In 2003, under the EDFP strategy, the shelf prices of approximately 2,750 products were lowered. At the same time, Delhaize Belgium reviewed its loyalty card program, reducing the card savings to reinvest in overall lower shelf prices.

An important component of Delhaize Belgium’s offering is private label products. On average they are offered at a 15% lower price than national brands and are a vehicle for product innovation and added value. To stress the strategic importance of its private label offering, Delhaize Belgium started in 2003 to introduce new private label packaging design for all product categories. In addition, a large marketing campaign informed customers about the advantages of Delhaize Belgium’s private label products.

Store Network Expansion

In 2003, Delhaize Belgium grew its store network with three company-operated supermarkets, including its first store in Germany, a supermarket in the town center of Aachen. The remainder of the sales network growth came mainly from the opening of smaller stores under the Delhaize City, Delhaize Proxy and Shop n’ Go banners, all three of them focusing on convenience. These formats respond to the needs of increasingly time-starved shoppers and reflect the Company’s dedication to offer customers a solution for multiple shopping occasions.

Delhaize Belgium also launched the remodeling of its network of company-operated supermarkets, to be finalized by the end of 2005. In 2003, 25 supermarkets underwent remodeling. All these stores received a fresh look and were equipped with the newest concepts, like in-store deli preparation and the new fish workshop, enhancing transparency towards the customer.

Efficiency Throughout the Supply Chain

The important expansion of the small stores network over the last several years required a modification of the logistics of the organization. In March 2003, Delhaize Belgium opened a new break-pack distribution center with a semi-automated picking system. The new system, mainly shipping slow-moving high-value items, is expected to improve the efficiency of the distribution center for these products by 15% in 2004. In 2003, the number of shipping errors was reduced from 15 to four errors per 10,000 shipments. Additionally, the system allows smaller stores to order in smaller quantities, thus resulting in lower store inventory levels.

Southern and
Central Europe

     SHOPPING EXPERIENCE
STRONG SYNERGIES
            PROXIMITY

In 2003, Delhaize Group’s operations in Southern and Central Europe posted a 2.8% sales increase, in large part due to the continuing sales momentum at Alfa-Beta in Greece. In the Czech Republic and Slovakia, Delvita suffered from price deflation and fierce competition, but it improved its margins through cost discipline and a better sales mix.

Cooperation between the different companies of Delhaize Europe continued, with the implementation in the fall of 2003 of the European City store concept in Brussels, Aachen, Athens and Prague. The development of a common concept, with sufficient room for local accents in assortment, will allow Delhaize Europe’s companies to leverage each other’s expertise and to create cooperative efficiencies.

The evolution towards stronger cooperation was supported by a further strengthening of the European support functions: information technology, technical support, supply chain management and procurement. The cooperation between the European companies of Delhaize Group will be enhanced by the entrance of the Czech Republic and Slovakia into the European Union on May 1, 2004.

Alfa-Beta “Successful Integration”

In Greece, Alfa-Beta continued its strong sales performance, with significant sales increases at Trofo due to the upgrading of the stores, the integration into Alfa-Beta and efforts to differentiate further from the competition. These efforts resulted in improvements in assortment in 2003 with the launch of a range of environmentally friendly products under the “Green-Leaf” label, the increase of its organic offering, the creation of new categories like sushi meals and the expansion of the wine and the home and beauty departments.

Private label offerings were enlarged, particularly with new labels like “Multicultural Tastes “ (frozen prepared meals from all over the world), “Vita Care” (personal care and hygiene), “AB Choice” (perishables from suppliers who work exclusively and closely with Alfa-Beta) and “Alfa-Beta Close to Greek Nature” (high-quality Greek regional products, often from small local producers).

Customers also appreciated the investments made to upgrade and diversify the store network. The first European City store in downtown Piraeus and the first Greek self-scanning store in Halandri both target time-starved urban customers. In 2003, Alfa-Beta remodeled its large-surface Mega Hellenikon store, including an innovative store layout, equipment and services.

Another driver of Alfa-Beta’s success was the completion of the integration of the Trofo stores into the Alfa-Beta network. Encouraged by the positive results from the integration and particularly the positive effect on Trofo’s performance, Alfa-Beta in 2004, decided to merge the Trofo legal entity into Alfa-Beta, facilitating a full administrative combination. This will lead to operational and financial efficiencies in the years to come.

	2003	2002	change
Number of stores	242	232	+10
Sales*	1,199.0	1,166.3	+2.8%
Operating margin	1.3%	1.2%	—
Operating profit*	15.2	14.1	+7.9%
Net earnings*	(10.6)	(17.1)	+37.4%
* in millions of EUR

Delvita “Focus on Differentiation”

While the Czech and Slovak markets remained difficult in 2003, Delvita concentrated on three key objectives: supporting sales through clear differentiation, increasing profitability by obtaining a better sales mix and practicing strict cost discipline. Preparations were made for the entrance of the Czech Republic and Slovakia into the European Union in May 2004 in different fields, including administration, human resources, food safety and supply chain. Delvita increased its network in the Czech Republic by one store and closed two stores in Slovakia, bringing the total Delvita sales network to 108 stores at the end of 2003.

In order to differentiate Delvita’s assortment further, its private label offering was extended from 100 to 500 items, representing 5% of total 2003 sales, up from 2% in 2002. The intensified cooperation between the European companies of Delhaize Group helped Delvita, with several new product categories for the Czech market: prepackaged salads, fresh juice, Italian specialties, ... To underline its expertise and the value it can offer to its customers, Delvita started an advertising campaign in the Czech newspapers.

Initiatives were taken to improve efficiency and decrease costs. The Company started shipping meat and poultry from a central warehouse. On the store level, the Company rolled out its space management system to all stores in the Czech Republic and Slovakia, resulting in more efficient shelf management. In December, Delvita reached an agreement to use its logistics to supply goods to the Caddy chain of independent stores, thus leveraging its strong supply chain.

Mega Image “Steady Growth”

In 2003, Mega Image opened three stores, including its first two stores outside Bucharest and the Hala Traian Store, located in an historical building in central Bucharest. The company continued to focus on its strengths in fresh products and service. Significant efforts were made in training associates to better serve customers. The company’s truck fleet was expanded in order to increase the frequency of deliveries, resulting in higher quality and product freshness.

In 2003, the Company prepared for the introduction of the first European City store in Bucharest, to be opened in the Spring of 2004. A new warehouse was constructed and will distribute meat and produce to the Mega Image stores from early 2004, increasing quality and assortment. In order to reduce inventory levels and improve cash flow, Mega Image will centralize the distribution of its slow-moving and high-value items in 2004.

Asia

     FRESH DEPARTMENTS
            LOCAL APPROACH
COLLECTIVE PROCUREMENT

For Asia, 2003 was a year of economic recovery, with strong growth figures. The Asian operations of Delhaize Group realized significant sales growth in their local currencies. This was partly eliminated by the decrease of the Asian currencies compared to the euro, resulting in a 4.6% increased contribution to Delhaize Group’s total sales (excluding Shop N Save).

In November 2003, Delhaize Group sold its 49% shareholding in the Singaporean retailer Shop N Save for a total amount of EUR 21.8 million in reaction to an offer from Hong Kong-based Dairy Farm. The sale resulted in a more than 80% capital gain of EUR 9.8 million, recorded in the fourth quarter of 2003. Delhaize Group continues to focus on its two original Asian markets, Thailand and Indonesia, where it has more growth potential than in the mature Singaporean market. Excluding Shop N Save, Delhaize Group’s sales network in Asia grew by 6 stores in 2003 to a total of 74.

In 2003, the Asian companies of Delhaize Group started to purchase products collectively. Additionally, Delhaize Group prepared the establishment of an Asian base for product sourcing for the other companies of the Group.

Food Lion Thailand
“Improving the Concept”

Food Lion Thailand continued facing stiff competition. In 2003, the company focused on consolidation and evaluation of its strategy. Several new store concepts were tested, focusing on assortment, particularly fresh products, product presentation and service, in order to offer customers a better shopping experience. In 2004, these concepts will be fine-tuned and, depending on their customer acceptance, rolled out via a remodeling program. In 2003, Food Lion Thailand added two stores to its network, for a total of 36. In 2004, Food Lion Thailand expects to decrease its sales network by one store after several years of expansion.

	2003	2002	changed
Number of stores	74	103	-29
Sales*	203.3	218.1	-6.8
Operating margin	-3.1%	-2.1%	—
Operating profit*	(6.4)	(4.5)	-42.5%
Net earnings*	(10.2)	(7.2)	-41.2%
* in millions of EUR

Lion Super Indo

“Towards Excellent Execution”

Lion Super Indo, Delhaize Group’s company in Indonesia, realized strong growth in 2003. This was the result of its continued store network expansion (four stores were added in 2003), significant sales growth in existing stores, the further refinement of its store concept and a strong focus on efficiency. Lion Super Indo offers its customers a broad selection of fresh products, convenience, service and low prices. At the end of 2003, Lion Super Indo operated 38 stores.

The company further developed its in-house procurement function and started distributing goods through its central warehouse, replacing direct store deliveries. These measures resulted in significant productivity and efficiency increases.

In 2004, Lion Super Indo will continue to reinforce its differentiation, with the addition of new modules to the stores. A primary focus will be on efficiency, particularly through assortment optimization, supply chain improvements and in-store productivity enhancement. In 2004, Lion Super Indo expects to extend its sales network by six stores, for a total of 44 supermarkets.

FINANCIAL
REVIEW

Income Statement (p. 40)

In 2003, Delhaize realized total sales of EUR 18.8 billion, a 9.0% decrease compared to 2002. Sales were influenced by the significant weakening of the U.S. dollar by 16.4% against the euro, the closing of 46 stores in the U.S., the deconsolidation of Shop N Save (Singapore) from October 1, 2003, the acquisition of 43 Harveys stores from October 26, 2003, and 53 weeks of sales in the U.S., compared to 52 weeks in 2002. The positive sales impact of the 53rd sales week in the U.S. amounted to EUR 272.8 million (USD 308.6 million). Seventy-three percent of the Group’s sales were generated in the U.S., 19.5% in Belgium, 6.4% in Southern and Central Europe, and 1.1% in Asia.

At identical exchange rates, sales would have increased 4.2%, while organic sales growth was 2.4%. Sales continued to be strong for another year at Hannaford, in Belgium and in Greece. The sales momentum at Food Lion and Kash n’ Karry improved throughout the year due to a continued focus on better execution and successful sales initiatives. In 2003, Food Lion experienced 91 net competitive openings in its market areas and Hannaford experienced 13 net competitive openings, increasing the amount of grocery square footage available to consumers. Net competitive openings are new stores, net of closings, by competitors that negatively impact sales at existing stores.

Comparable store sales growth at the Delhaize Group’s U.S. companies was 0.6% for 2003 (-1.0% in 2002), improving throughout the year and culminating in 2.9% comparable store sales growth in the last quarter of the year. All four U.S. companies recorded positive comparable store sales growth in the second half of the year. In Belgium, comparable store sales increased 5.6% (+3.7% in 2002), due to successful commercial initiatives and the continued renewal of its store concepts. In 2003, Delhaize Group’s

Certain non-GAAP measures are provided throughout this annual report. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found in the notes to the financial statements:

Net debt	note 16 (p. 50)
Adjusted EBITDA	note 21 (p. 52)
Earnings before goodwill and exceptionals	note 26 (p. 53)
Free cash flow	note 27 (p. 53)
Identical exchange rates	note 28 (p. 54)

A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary on page 78.

sales network increased by 32 stores, net of 46 stores closed in the U.S. and the disposal of Shop N Save (35 stores) in Singapore and including the 43 Harveys stores acquired in October 2003.

Gross profit decreased by 10.2% due to the weakening of the U.S. dollar and the reduction of gross margin from 25.9% in 2002 to 25.6% in 2003. This was primarily due to investments in price competitiveness by Food Lion and Kash n’ Karry. The gross margin of the U.S. operations decreased from 27.6% to 27.3% because of the lowering of everyday prices, more active promotions and increased shrink at Food Lion. The gross margin of the Belgian operations increased from 21.9% to 22.4% due to improved purchasing and better sales mix, despite consistently lower everyday prices.

Miscellaneous goods and services decreased by 10.5%, and salaries, social security and pensions by 11.0%. The decrease in absolute terms was primarily due to the weaker dollar. When expressed as a percentage of sales, these expenses decreased from 6.8% to 6.7%, and from 13.1% to 12.8%, respectively. These improvements are primarily the result of the ongoing cost and expense savings at Food Lion and other operating companies within the Group. In January 2003, Food Lion launched a major initiative to identify and implement cost and expense savings of approximately USD 100 million through the closing of 41 underperforming stores, improved purchasing of supplies, the streamlining of its support structure and other initiatives. Store labor costs decreased as a result of productivity and operational improvements. Retirement plan expenses were reduced as a result of changes in the retirements plans of Food Lion and Kash n’ Karry.

Depreciation of intangible and tangible fixed assets decreased by 14.9% to EUR 538.7 million due to the weakening of the U.S. dollar against the euro, the closing of 42 stores in the U.S. in the first quarter of 2003 and a reduction in capital expenditures.

Amortization of goodwill arising on consolidation decreased in 2003 by 7.7% to EUR 85.1 million, also due to the weakening of the U.S. dollar.

The operating margin of Delhaize Group increased significantly, from 3.9% in 2002 to 4.3% in 2003, due to the sharp reduction of costs and expenses. Operating profit was EUR 809.2 million in 2003, an increase of 0.3% compared to the prior year, despite the weakening of the U.S. dollar and thanks to the improving sales trends at Food Lion and Kash n’ Karry, the continued good sales performance at Hannaford and in Belgium, the higher gross margin in Belgium and the focus on expense control throughout the Group. At identical exchange rates, operating profit would have increased by 16.9%. The U.S. operations contributed 80.2% of Delhaize Group’s operating profit; 21.9% of total operating profit was generated by Delhaize Belgium and 1.9% by the Southern and Central European operations. The Asian operations had a negative contribution of -0.8%. The contribution of the corporate activities to the operating profit was EUR -26.3 million.

The net financial result, including bank charges and credit card payment fees, decreased by 21.2% to EUR 358.7 million (1.9% of sales), primarily due to the weak U.S. dollar. Additionally, the USD 69 million of debt securities repurchased by Delhaize America in the fourth quarter of 2002 resulted in a EUR 5.3 million reduction in interest expense in 2003. Interest rates swap agreements generated EUR 15.2 million savings in 2003, including EUR 14.4 million (USD 16.3 million) related to the U.S. debt and EUR 0.8 million related to the eurobond launched in May 2003. Following the sharp increase of the share price since March 2003, the mark to lower of cost or market of treasury shares resulted in financial income of EUR 7.2 million in 2003 versus a financial expense of EUR 12.6 million in 2002.

At the end of 2003, the average interest rate on financial debt, excluding capital leases, was 7.0%, 3.0% on short-term debt and 7.3% on long-term debt. The average interest rate is taking into account the effect of interest rate swaps. The interest coverage ratio, defined as adjusted EBITDA divided by net interest expense, improved from 3.8 in 2002 to 4.4 in 2003.

Exceptional results of EUR -144.9 million pre-tax (EUR -89.3 million net of taxes) were recorded in 2003. In the first quarter of 2003, 41 Food Lion and 1 Kash n’ Karry stores were closed and a streamlining of the support structure of Food Lion was started. An exceptional pre-tax charge of EUR 30.7 million (USD 34.8 million) was recorded in connection with this restructuring.

In the third quarter of 2003, Food Lion began rolling out a new inventory and margin management system, which was supported by a change from the Retail Inventory Accounting Method to the Average Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry. The difference between the two methods of accounting for inventory resulted in an initial adjustment to inventory values, recorded as an exceptional non-cash charge of EUR 81.3 million (USD 91.9 million) pre-tax in the second quarter of 2003. Adjustments of an additional EUR 3.4 million (USD 3.9 million) to this initial exceptional charge were recorded during the second half of 2003.

At the end of September 2003, Hurricane Isabel affected more than 200 Food Lion stores and one distribution center through early closings, evacuation or property damage. Delhaize Group recorded an exceptional charge of EUR 15.0 million (USD 16.9 million) pre-tax in the third quarter of 2003, primarily due to perishable product losses following power failures, mandatory evacuations and store closings.

In November 2003, Delhaize Group sold its 49% interest in the Singaporean food retailer Shop N Save recording a capital gain of EUR 9.8 million. In the same quarter, Delhaize Group recorded impairment charges on certain fixed assets of Kash n’ Karry, Delhaize Belgium and Delvita (EUR 10.4 million), on its investment in the Worldwide Retail Exchange, a business-to-business platform (EUR 7.1 million), on the goodwill and other intangible assets on Food Lion Thailand (EUR 3.2 million) and on the goodwill at Mega Image (EUR 5.5 million). Additionally, a reversal of previous impairment charges of EUR 4.9 million was recorded on certain fixed assets of Delvita. Exceptional results also include EUR 2.9 million of other exceptional charges primarily representing net capital losses on the disposal of fixed assets.

Total income taxes decreased by 17.8% to a total of EUR 131.2 million as a result of lower pre-tax profit and a decrease in the effective tax rate from 47.0% in 2002 to 42.9% in 2003 due to the higher weight of the lower-taxed Belgian operations in the total profit, non-taxable gains on the treasury shares and the sale of Shop N Save in 2003 and non-deductible charges on treasury shares in 2002. Effective January 1, 2003, the Belgian statutory tax rate was reduced from 40.2% to 34.0%. The effective tax rate before non-deductible goodwill amortization and exceptional expenses decreased from 35.9% in 2002 to 33.7% in 2003 (34.4% before treasury shares valuation) due to the higher weight of the lower-taxed Belgian operations in the total profit.

Minority interests increased from EUR 1.6 million to EUR 3.3 million due to the increased profitability of Alfa-Beta. The most significant remaining minority interest related to Alfa-Beta (Greece), of which Delhaize Group owned 50.7% at the end of 2003. Minority interests were also present in Mega Image (Romania) and in Lion Super Indo (Indonesia).

In 2003, Delhaize Group’s net earnings were EUR 171.3 million, a decrease of 4.0% from 2002. This decrease was primarily due to the significant exceptional expenses in 2003 and to the weakening of the U.S. dollar against the euro. At identical exchange rates, net earnings would have increased by 9.2%. The U.S. activities contributed 48.1% to the Group’s net earnings; the Belgian operating activities contributed 76.7%. The Southern and Central European operations had a negative contribution of 6.2%; the Asian activities had a negative contribution of 5.9% and the corporate activities had a negative contribution of 12.7%. In 2003, net earnings per share were EUR 1.86, a 4.0% decrease compared to the previous year.

Delhaize Group posted EUR 386.6 million in earnings before goodwill and exceptionals in 2003, an increase of 15.6% that includes a positive contribution of EUR 23.4 million due to the 53rd sales week in the U.S. At identical exchange rates, earnings before goodwill and exceptionals would have increased by 32.2%. Earnings before goodwill and exceptionals per share increased by 15.6%, from EUR 3.63 in 2002 to EUR 4.20 in 2003. At identical exchange rates, earnings before goodwill and exceptionals per share would have increased by 32.1%. The return on equity increased from 9.3% in 2002 to 11.3% in 2003 as a result of the better financial performance.

Cash Flow Statement (p. 41)

Net cash provided by operating activities was EUR 848.5 million in 2003, or a decrease of 18.2% compared to 2002 despite better sales in local currencies and stronger margins. Depreciation and amortization decreased to EUR 645.9 million due to the U.S. dollar weakening and lower capital expenditures. Income tax payments increased in 2003 by EUR 99.3 million, compared to 2002. Interest payments decreased by 17.9% to EUR 308.2 million, which is attributable to the weaker U.S. dollar and lower debt.

Working capital requirements improved in 2003 by EUR 10.0 million primarily due to a reduction in inventories by EUR 44.3 million generated in the U.S. operations. Inventory days on hand decreased in the U.S. from 45 days to 39 days. The decrease in the inventory in the U.S. was primarily due to the conversion from the retail to cost inventory accounting at Food Lion and Kash n’ Karry, the closing of underperforming stores and to the favorable timing of the closing of the year. Accounts receivable decreased due to continued focus on collection efforts. The improvement of the working capital requirements was partially offset by a decrease in accounts payable of EUR 9.1 million primarily in the U.S. The payables to inventory ratio improved from 87.5% to 99.1%.

Net cash used in investing activities decreased by 19.7% to EUR 482.4 million primarily due to the decrease in capital expenditures and the sale of the interest in Shop N Save (Singapore). This was partially offset by the acquisition of 43 Harveys stores in the U.S. and by investments of EUR 74.2 million in debt securities with maturities over three months by the Irish captive insurance subsidiary.

Capital expenditures fell to EUR 448.3 million (2.4% of sales) compared to EUR 634.9 million in 2002 (3.1% of sales) due to the U.S. dollar weakening and lower capital expenditures in the U.S., partially as a result of construction delays related to prolonged rain and related weather conditions during the Spring of 2003 and as a result of disciplined reduction in capital spending to support the generation of free cash flow and debt reduction.

EUR 321.8 million (USD 364.0 million) was invested in the U.S. activities of the Group, EUR 84.1 million in Belgium, Grand-Duchy of Luxembourg and Germany, EUR 36.8 million in Southern and Central Europe and EUR 5.4 million in Asia. In 2003, EUR 154.0 million was invested in new stores compared to EUR 127.6 million in 2002. Delhaize Group expanded its store network by 32 stores. In 2003, EUR 156.9 million was invested in remodels and expansions (EUR 198.5 million in 2002). In the U.S., 94 existing stores were remodeled, including 79 Food Lion stores (of which 68 stores were in the Raleigh, North Carolina, market), eight Hannaford stores and seven Kash n’ Karry stores. In Belgium, five company-operated supermarkets were fully remodeled and 20 company-operated supermarkets underwent a light remodeling. Capital spending in information technologies (IT), logistics and distribution, and miscellaneous categories decreased from EUR 308.8 million in 2002 to EUR 136.6 million in 2003. In 2002, Delhaize America made significant IT investments linked to the rollout of a network of personal computers in the Food Lion stores and major investments in its point-of-sales technology.

In 2003, net cash used in financing activities was EUR 341.1 million. In 2003, Delhaize Group increased its long-term debt by EUR 36.1 million, including new debt in the amount of EUR 112.2 million, representing primarily the issuance of a EUR 100 million Eurobond (EUR 98.7 million net proceeds), payments of EUR 46.1 million on long-term debt by Delhaize America and Delvita and payments on capital leases of EUR 30.0 million. In order to retain upstream guarantees from Hannaford on the Delhaize America bonds, Hannaford purchased and placed in a trust USD 87 million in U.S. treasury instruments to satisfy the remaining principal and interest payments due on a portion of its long-term debt. This resulted in a reclassification of USD 86.6 million (EUR 76.5 million) from cash to long-term assets. The Group reduced its short-term debt by EUR 222.4 million in 2003.

Dividends and directors’ remuneration paid in 2003 decreased by 38.9% to EUR 82.9 million because of the 38.9% decrease in the 2002 dividend per share and in 2002 directors’ share of profit.

Cash and cash equivalents decreased in 2003 by EUR 24.1 million, from EUR 417.7 million at the end of 2002 to EUR 393.6 million at the end of 2003, as a result of a negative effect of foreign exchange translation differences of EUR 49.2 million due primarily to the weakening of the U.S. dollar against the euro.

In 2003, Delhaize Group generated free cash flow after dividend payments of EUR 357.5 million (1.9% of sales), an increase of EUR 57.3 million versus 2002, due to cash provided by operating activities, lower investments and the reduced 2002 dividend. In 2003, Delhaize America generated free cash flow of USD 332.7 million, contributing to the total of USD 1 billion free cash flow generated since the beginning of 2001, which is consistent with the target set in 2001. The free cash flow of Delhaize Group for the same three-year period was EUR 1,113.5 million.

Balance Sheet (p. 38)

In 2003, total assets of Delhaize Group declined 12.2% to EUR 9.5 billion. Exchange rate changes, especially of the U.S. dollar, were the primary reason for the decrease. From December 31, 2002 to December 31, 2003, the U.S. dollar weakened by 17.0% against the euro.

At the end of 2003, Delhaize Group’s sales network consisted of 2,559 stores, composed of 2,039 company-operated stores and 520 affiliated and franchised stores, operated by independent owners. Of the company-operated stores, 311 were owned by Delhaize Group, 567 were operated under capital leases and 1,161 under operating leases. Delhaize America owns 11 of its 13 warehousing and distribution facilities. At the end of 2003, Delhaize Group owned five distribution centers in Belgium, two distribution centers in Greece, two in the Czech Republic, and one in Indonesia.

In 2003, group equity, including minority interests, decreased by 5.4% to EUR 3.4 billion. The decline of EUR 193.8 million included a decrease of EUR 278.9 million due to translation differences, an increase of EUR 77.8 million due to the appropriation of profit, and an increase of EUR 5.8 million due to the exercise of warrants by Delhaize America associates.

In 2003, Delhaize Group issued 231,853 new shares of common stock and repurchased 63,900 of its shares in connection with its stock option program. Delhaize Group used 80,314 shares in 2003 to satisfy the exercise of stock options. At the end of 2003, Delhaize Group owned 318,890 treasury shares, valued at EUR 40.78 per share, compared to an average purchase price of EUR 60.40 per share. The number of outstanding Delhaize Group shares, including treasury shares, increased by 231,853 shares to 92,624,557. The average number of Delhaize Group shares outstanding, excluding treasury shares, was 92,096,669 in 2003.

At the end of 2003, Delhaize Group’s provisions for liabilities and charges totalled EUR 280.9 million. These provisions relate primarily to store closings at Delhaize America (EUR 110.8 million), self-insurance reserves related to workers’ compensation, general liability, vehicle accident and druggist claims (EUR 102.8 million) and pension liabilities at Hannaford, Delhaize Belgium and Alfa-Beta (EUR 37.6 million).

Delhaize Group’s net debt was EUR 3.0 billion at the end of 2003, a decrease of EUR 873.2 million compared to EUR 3.9 billion at the end of 2002. At identical exchange rates, net debt would have decreased by EUR 363.6 million. Cash and short-term investments excluding treasury shares grew from EUR 417.7 million in 2002 to EUR 459.1 million in 2003. Cash and short-term investments include investments in 2003 by the Irish captive insurance subsidiary in debt securities with maturities over three months.

In 2003, Delhaize Group applied EUR 361.0 million of its free cash flow to net debt reduction and increased capital lease obligations by EUR 20.5 million while currency translation decreased net debt by a further EUR 532.8 million. The net debt to equity ratio was reduced from 109.4% at the end of 2002 to 89.8% at the end of 2003. In 2001, Delhaize Group set a target to reach a net debt to equity ratio of 100% at the end of 2003. The net debt to adjusted EBITDA ratio improved from 2.5 in 2002 to 2.1 in 2003 due to the significant net debt reduction.

As of December 31, 2003, Delhaize Group’s financial debt was EUR 3.6 billion, including EUR 277.8 million of short-term debt and EUR 3.3 billion of long-term debt. Of the total financial debt, 19.6% was at floating interest rates and 80.4% at fixed interest rates. Of Delhaize Group’s financial debt, 81.6% was denominated in USD, 17.8% was in EUR and 0.6% in other currencies. The average maturity of the debt, excluding capital leases, was 11.9 years, and the next significant principle payments related to long-term obligations are USD 600 million and EUR 150 million due in 2006.

Capital lease obligations outstanding at the end of 2003 were EUR 572.0 million compared with EUR 699.0 million at the end of 2002. Delhaize Group also had significant operating lease commitments at the end of 2003. Total annual minimum operating lease commitments are approximately EUR 233.5 million in 2004, including approximately EUR 25.7 million related to closed stores, decreasing gradually to approximately EUR 198.4 million in 2008, including approximately EUR 21.3 million related to closed stores. These leases generally have terms that range between 3 and 27 years with renewal options ranging from 3 to 20 years.

Reconciliation of Net Income and Shareholders’ Equity to US GAAP

Although Delhaize Group prepares its financial statements under Belgian GAAP, it also reconciles its net income to US GAAP in its annual report (see pages 57-59) in accordance with its obligations as a foreign company listed on the New York Stock Exchange.

Under US GAAP, Delhaize Group’s 2003 net income was EUR 242.9 million (EUR 287.4 million in 2002) compared to EUR 171.3 million in 2003 under Belgian GAAP. The most significant reconciling item affecting net income is linked to the adoption of the Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. In line with this new standard, Delhaize Group stopped amortizing goodwill and other intangible assets with indefinite lives for its US GAAP presentation, as of January 1, 2002, resulting in 2003 in a difference of EUR 116.3 million in amortization of goodwill and intangible assets.

At the end of 2003, Delhaize Group shareholders’ equity under US GAAP rules was EUR 3.5 billion (EUR 3.6 billion at the end of 2002) compared to EUR 3.3 billion shareholders’ equity at the end of 2003 under Belgian GAAP.

Recent Events

In 2004, the new management team at Kash n’ Karry, the Florida-based business of Delhaize Group, will focus its resources on Kash n’ Karry’s core markets on the west coast of Florida where it will open six and remodel 14 stores, mostly in the Ft.Myers/Naples market that will be completely renewed. The new Kash n’ Karry strategy includes a rebranding and name change to Sweetbay Supermarket over the next three years to communicate the changes more dynamically to Florida consumers. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming stores, primarily in east and central Florida were closed or sold in the first quarter of 2004 bringing the number of Kash n’ Karry stores to 103. An exceptional after-tax expense of approximately USD 88 million will be recorded in the first quarter of 2004. The exceptional charge includes approximately USD 60 million for the store closings and approximately USD 28 million for the write-off of the Kash n’ Karry trade name.

Financial Risk Management

As an international market participant, Delhaize Group has exposure to different kinds of financial risk. The major exposures are foreign currency exchange rate, interest rate and self-insurance risks. Delhaize Group does not trade in commodities nor does it have significant concentration of credit risk. Accordingly, Delhaize Group does not believe that commodity risks or credit risks pose a significant threat to the Company.

Delhaize Group’s treasury function provides a centralized service for the management and monitoring of foreign currency exchange and interest rate risks for all of the Group’s operations. The risk policy of Delhaize Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. Delhaize Group does not hedge foreign exchange translation exposure. The Group does not utilize derivatives for speculative purposes.

Currency Risk

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is exposed to fluctuations in the value of the U.S. dollar against the euro. In line with its risk policy, the Group does not hedge this U.S. dollar translation exposure.

In 2003, a variation of one U.S. cent in the exchange rate of the euro would have caused sales of Delhaize Group to vary by 0.8% or EUR 155.5 million and earnings before goodwill and exceptionals by 0.9% or EUR 3.3 million. During the period 1995-2003, sales of the Group increased annually on average by 10.1%, of which 8.4% was at identical exchange rates and 1.7% was due to currency fluctuations. Earnings before goodwill and exceptionals of Delhaize Group increased annually on average by 20.9% during the period 1995-2003, of which 19.5% was at identical exchange rates and 1.4% was due to currency fluctuations.

Effect of Exchange Rate Movements on Average Annual Growth Rates 1995-2003

	Average	Average Growth at
	Growth Rates	Identical Exchange
	(as published)	Rates in 1995-2003
Sales	10.1%	8.4%
Operating Profit	12.2%	10.2%
Net Earnings	8.5%	6.2%
Earnings before goodwill and exceptionals	20.9%	19.5%

A significant transaction risk for the Group due to variations in currencies is the payment of dividends by the operating companies to the parent company. When appropriate, Delhaize Group entered into agreements to hedge against the variation in the U.S. dollar in relation to the payment of the dividend of Delhaize America to the parent company. Additional currency exposure arises when the parent company or Delhaize Group’s financing companies finance the Group’s subsidiaries in their local currency. Any sizeable intra-Group cross-currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps. Delhaize Group’s subsidiaries borrow, in most of cases, directly in local currencies. As a result, fluctuations in Delhaize Group’s balance sheet ratios resulting from changes in currencies are generally limited.

Interest Rate Risk

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit and commercial paper programs. The interest rate on these short and medium-term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

The Delhaize Group interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to lower borrowing costs. The mix of fixed-rate debt and floating-rate debt is managed within policy guidelines. At the end of 2003, 80.4% of the net debt of the Group was fixed-rate debt and 19.6% floating rate debt.

During the fourth quarter of 2001 and the third quarter of 2002, Delhaize America entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on six-month or three-month U.S. dollar LIBOR and are reset on a semiannual basis or quarterly basis. On December 30, 2003, the Company cancelled USD 100 million of the 2011 interest rate swap arrangements. The notional principal amounts of interest rate swap arrangements as of December 31, 2003 were USD 300 million (approximately EUR 237.5 million) maturing in 2006 and USD 100 million (approximately EUR 79.2 million) maturing in 2011.

During the second quarter of 2003, Delhaize Group entered into interest rate swap agreements converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on the three-month Euribor and are reset on a quarterly basis. The notional principal amount of these interest rate swap arrangements as of December 31, 2003 was EUR 100 million maturing in 2008.

Liquidity Risk

In order to maintain funding availability through any economic or business cycle, Delhaize Group closely monitors the amount of short-term funding and mix of short-term funding to total debt, the overall composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings, and capital contributions and loans from the parent and Group financing companies, whichever is most appropriate.

At the end of 2003, short-term borrowings of Delhaize Group were EUR 239.0 million, significantly lower compared to EUR 465.4 million one year earlier. Delhaize America maintains a revolving credit facility with a syndication of commercial banks, providing USD 350 million in committed lines of credit in order to provide additional flexibility. Delhaize America had no outstanding borrowing under this facility at the end of 2003. The credit facility will mature on July 31, 2005 and is secured by certain inventories of Delhaize America’s operating companies. At the end of 2003, Delhaize Group SA parent company had a EUR 500 million treasury notes program. In addition, Delhaize Group had, through its different companies, approximately EUR 305 million committed bilateral credit facilities in Europe and Asia. At the end of 2003, Delhaize Group had EUR 86.0 million outstanding in Short-Term Credit Institution Borrowings with an average interest rate of 3.17%.

Since December 2002, Standard & Poor’s Ratings Services’ credit rating of Delhaize America is BB+ with a stable outlook and Moody’s Investors Service’s credit rating is Ba1, also with a stable outlook. In May 2003, Standard & Poor’s Ratings Services assigned a BBB- rating to Delhaize America’s USD 350 million senior secured bank loan maturing July 31, 2005. Delhaize Group SA has no credit rating published by a rating agency.

Self-Insurance Risk

Delhaize Group actively manages its insurance risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Company considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage. Delhaize Group is committed to providing the safest possible working and shopping environment for its associates and customers. In addition it has a proactive return to work program for injured associates.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. The Company believes that the actuarial estimates are reasonable; however, these estimates are subject to change due to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require us to make significant expenditures in excess of our existing reserves.

The U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. Maximum self-insured retention, including defense costs per occurrence, ranges from USD 0.5 million to USD 1.0 million per individual claims for workers’ compensation and USD 3.0 million for vehicle liability and general liability, including druggist liability, with a USD 2.0 million and a USD 5.0 million deductible on the excess liability for vehicle liability and druggists, respectively. Delhaize Group’s U.S. operations are insured for covered costs, including defense costs, in excess of these retentions and deductibles.

Self-insurance expense related to workers’ compensation, general liability, vehicle accident and druggist claims totaled USD 63.4 million (EUR 56.0 million) in 2003 compared to USD 59.5 million (EUR 62.9 million) in 2002. Total claim payments were USD 48.3 million (EUR 42.7 million), against USD 47.7 million (EUR 50.4 million) in 2002.

Since 2001, Delhaize America has a captive insurance program, whereby the self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company (“Pride”), an Irish reinsurance captive wholly-owned by Delhaize Group.

In the fourth quarter of 2003, Delhaize America renegotiated its property insurance lowering its self-insured retention per occurrence to USD 5.0 million for named storms and USD 2.5 million for all other losses. Prior to this renewal, the amount of the deductible for each named storm occurrence as insured was calculated as the sum of five percent of the total insured value at all locations where physical loss or damage occurred. In 2003, Delhaize America incurred a pre-tax USD 16.9 million (EUR 15.0 million) property loss related to Hurricane Isabel.

The Belgian operations of Delhaize Group are partially selfinsured through Redelcover, a wholly-owned captive reinsurance company based in the Grand-Duchy of Luxembourg, for doubtful debtors, loss of products due to contamination, loss of revenue due to work stoppages, and similar insurable risks.

Pension Plans

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans. In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the company and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made. The contributions to defined benefit plans are determined in accordance with the advice of independent, professionally qualified actuaries.

\

Food Lion, Delhaize Group’s largest operating company representing approximately 52% of its associate base, has a defined contribution pension plan for which Food Lion does not bear any investment risk. Delhaize Group has defined benefit plans only at Delhaize Belgium and Hannaford and a post-employment benefit at Alfa-Beta. At its other subsidiaries, Delhaize Group has no defined benefit plans.

Delhaize Belgium has a defined benefit plan, which is not structured as a pension fund but as a group insurance plan. Associates at management level are covered by the plan. The insurance company guarantees a minimum return on assets of 3.25% (4.75% for contributions prior to July 1, 2001). Delhaize Group bears the risk above this minimum guarantee and assures the participating associates a lump-sum payment at retirement, based on a formula applied to the last annual salary of the associate before his/her retirement.

The composition of the asset portfolio of Belgian group insurances is determined by Belgian legislation. At the end of 2003, 14.4% of the assets of the group insurance of Delhaize Belgium consisted of equity shares and 85.6% of bonds, real estate and cash. The Belgian Banking, Finance and Insurance Commission regulates the plans and their reserves.

Under Belgian GAAP, the contributions to the Belgian plan are expensed as incurred. EUR 5.6 million was expensed in 2003. Additionally, the difference between the plan assets and the required level of mathematical reserves under the Belgian law is accrued at year-end. An additional provision of EUR 1.8 million was thus recorded in 2003. The estimated plan assets were EUR 58.0 million, resulting in an underfunding of EUR 5.8 million vis-à-vis the accumulated benefit obligation (ABO). The assumptions used in calculating the value of the obligations and the plan assets were a discount rate of 5.00% and an expected rate of return on investments of 4.75%.

In addition to a defined contribution plan provided to substantially all associates, Hannaford has a defined benefit pension plan (cash balance plan) covering approximately 50% of that company’s associates. The plan provides for payment of retirement benefits on the basis of an associate’s length of service and earnings. The plan is managed by five fund management companies, for U.S. equities (approximately 51% of assets), international equities (approximately 13% of assets), fixed income (approximately 32% of assets) and cash equivalents (4% of assets).

Under Belgian GAAP, the Hannaford pension plan is accounted for using US GAAP rules as described hereunder; however, the amount recorded in “Other comprehensive income” is reclassified to the caption “Prepayments and accrued income”. Under US GAAP, Hannaford evaluates annually the status of the pension fund in September. On September 30, 2003, the fund assets had a value of EUR 61.4 million (USD 77.6 million), resulting in an underfunding of EUR 22.1 million (USD 27.9 million). The assumptions used in calculating the value of the assets were a discount rate of 6.00% and an expected rate of return on investments of 7.75%. In 2003, the cost of Hannaford’s defined benefit program was EUR 7.5 million (USD 8.5 million). The funding contribution was EUR 9.8 million (USD 11.1 million) while a minimum pension liability of EUR 24.5 million (USD 30.9 million) was recognized on the balance sheet, a reduction from the previously recorded amount, by EUR 1.7 million (USD 2.2 million), net of taxes recorded as an adjustment to “Other comprehensive income”, a component of equity, without affecting net earnings.

In addition to the pension plans described above, Delhaize Group has a post-employment benefit obligation at its subsidiary Alfa-Beta. This obligation relates to termination indemnities prescribed by Greek law, consisting of lump-sum compensations, granted only in cases of normal retirement or termination of employment. Under Belgium GAAP, a provision is recorded for the “Accumulated benefit obligation” determined on an actuarial basis. At the end of 2003, the provision was EUR 5.3 million.

Conversion to IFRS

In 2005, Delhaize Group will adopt International Financial Reporting Standards (IFRS) in compliance with European Union regulation. Delhaize Group has developed a detailed plan and identified the appropriate resources to support the conversion of its financial statements from Belgian GAAP to IFRS. Delhaize Group believes that it is appropriately poised for an efficient, accurate and timely transition to IFRS. Delhaize Group views this change in accounting and reporting standards as a positive step towards further improving transparency in financial reporting.

The major differences between Belgian GAAP and IFRS, as they apply to Delhaize Group, were identified in the following accounting areas: amortization and impairment of Goodwill and indefinite lived intangibles, accounting for leases, impairment of tangible fixed assets and depreciable intangible assets, deferred taxes, pension plans, stock based compensation, treasury shares and derivative instruments. Under IFRS, there will no longer be a separate classification for exceptional items on the face of the income statement. Under IFRS, dividends will be recorded in the year they are declared and no longer be accrued based on the proposed annual dividend to be approved at a subsequent Ordinary General Meeting.

OPERATIONAL
STATISTICS

	2004(1)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Number of Sales Outlets (at year-end)
Delhaize U.S.	1,521	1,515	1,485	1,459	1,420	1,276	1,207	1,157	1,112	1,073	1,039
Belgium, G.D. Luxembourg and Germany	753	728	707	675	615	553	515	511	478	450	425
Greece	138	119	111	104	53	48	42	31	25	21	19
Czech Republic	98	94	93	94	99	99	58	43	30	20	12
Slovakia	13	14	16	16	15	14	1	—	—	—	—
Romania	18	15	12	10	10	—	—	—	—	—	—
Thailand	35	36	34	26	18	13	5	2	—	—	—
Indonesia	44	38	34	29	20	14	12	11	—	—	—
Subtotal	2,620	2,559	2,492	2,413	2,250	2,017	1,840	1,755	1,645	1,564	1,495
Singapore	—	—	35	31	30	25	—	—	—	—	—
Super Discount Markets	—	—	—	—	30	20	18	14	13	13	13
France	—	—	—	—	—	50	46	47	42	33	30
Total	2,620	2,559	2,527	2,444	2,310	2,112	1,904	1,816	1,700	1,610	1,538
(1) Estimates based on planned openings and closings.

Number of Associates (at year-end)

	2003	2002	2001
Full-time	62,303	62,771	63,186
Part-time	79,408	81,123	83,599

Full-time equivalent	104,691	105,491	106,391

Male	70,742	70,198	71,882
Female	70,969	73,696	74,903

Delhaize U.S.	107,747	109,823	113,713
Delhaize Belgium	16,282	15,787	15,407
Alfa-Beta	6,453	6,329	6,248
Delvita	5,190	5,348	5,493
Mega Image	1,013	898	593
Food Lion Thailand	1,636	1,584	1,424
Super Indo	3,390	2,968	2,680
Shop N Save	—	1,157	1,227
Total	141,711	143,894	146,785

fiNANCIALS

CONSOLIDATED BALANCE SHEET 38
CONSOLIDATED INCOME STATEMENT 40
CONSOLIDATED STATEMENT OF CASH FLOWS 41
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 42
QUARTERLY DATA 42
NOTES TO THE FINANCIAL STATEMENTS 43
REPORT OF THE STATUTORY AUDITOR 56
RECONCILIATION OF BELGIAN GAAP TO US GAAP 57
SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA 60
TEN-YEAR FINANCIAL OVERVIEW 62

Consolidated Balance Sheet (note 1)

	(in thousands of EUR)

	Note	2003	2002	2001
Fixed assets		7,097,342	8,080,611	9,135,116

Establishment costs	4	14,750	17,376	24,599

Intangible fixed assets	3	886,406	1,121,212	1,413,279

Goodwill arising on consolidation	2	2,886,678	3,163,132	3,445,945

Tangible fixed assets	5	3,203,965	3,743,324	4,216,878
Land and buildings		1,178,953	1,300,489	1,412,251
Plant, machinery and equipment		895,458	1,104,226	1,214,484
Fixtures and fittings, motor vehicles		144,728	125,576	113,405
Financing leases and similar contract rights		468,219	598,994	727,641
Other tangible fixed assets		487,959	575,600	699,765
Capital work in progress and prepayments		28,648	38,439	49,332

Financial fixed assets	6	105,543	35,567	34,415
Companies at equity		238	557	531
Investments		238	557	531
Other companies		105,305	35,010	33,884
Investments		1,603	9,176	7,115
Receivables and guarantee deposits		103,702	25,834	26,769

Current assets		2,421,760	2,759,521	2,950,700

Long-term receivables		9,910	16,837	21,159
Other receivables		3,779	7,035	6,077
Deferred taxation		6,131	9,802	15,082

Inventories and work in progress		1,376,880	1,707,673	1,861,741
Inventories		1,376,880	1,707,673	1,861,741
Consumables		8,450	9,689	11,165
Goods for resale		1,342,145	1,667,580	1,819,299
Payments to account		26,285	30,404	31,277

Short-term receivables		452,765	486,989	522,602
Trade receivables		415,288	431,137	459,257
Other receivables		37,477	55,852	63,345

Short-term investments		231,006	106,472	45,139
Treasury shares		12,938	5,942	17,445
Other investments		218,068	100,530	27,694

Cash		241,031	317,210	364,160

Prepayments and accrued income		110,168	124,340	135,899

Total assets		9,519,102	10,840,132	12,085,816

Consolidated Liabilities & Shareholders’ Equity

	(in thousands of EUR)

	Note	2003	2002	2001
Shareholders’ equity		3,333,941	3,528,741	3,716,037

Capital	7	46,312	46,196	46,196
Called up share capital		46,312	46,196	46,196
Share premium account	7	2,273,168	2,264,225	2,264,225

Revaluation reserves	8	14,762	15,119	17,788

Group reserves	9	1,352,726	1,277,325	1,178,174
Parent company reserves		128,655	140,146	74,013
Consolidated reserves		1,224,071	1,137,179	1,104,161

Cumulative translation adjustment	10	(353,027)	(74,124)	209,654

Minority interests	11	35,291	34,314	35,594

Provisions for liabilities and charges and deferred taxation		659,990	870,807	993,311
Provisions for liabilities and charges	12	280,915	324,874	368,014
Pensions and similar obligations		37,632	45,133	25,898
Major repairs and maintenance		88	188	282
Other liabilities and charges		243,195	279,553	341,834
Deferred taxation	13	379,075	545,933	625,297

Creditors		5,489,880	6,406,270	7,340,874

Amounts falling due after more than one year	14, 16	3,288,500	3,806,631	4,546,152
Financial liabilities		3,272,630	3,790,502	4,529,875
Non-subordinated debenture loans		2,729,502	3,105,950	3,744,444
Liabilities under capital leases		543,128	666,549	768,739
Credit institutions		—	18,003	16,546
Other loans		—	—	146
Trade creditors		—	—	2,158
Suppliers		—	—	2,158
Other liabilities		15,870	16,129	14,119

Amounts falling due within one year		2,054,366	2,449,980	2,622,429
Current portion of long-term debts	14	38,822	59,640	66,543
Financial liabilities	15, 16	239,016	465,404	571,298
Credit institutions		85,995	337,273	455,659
Other borrowings		153,021	128,131	115,639
Trade creditors		1,330,559	1,458,323	1,443,482
Suppliers		1,326,322	1,454,573	1,438,813
Bills payable		4,237	3,750	4,669
Payments received on account		964	879	—
Liabilities for taxes, salaries and social security		298,189	333,543	353,170
Income taxes		70,852	75,421	74,935
Salaries and social security		227,337	258,122	278,235
Other liabilities		146,816	132,191	187,936

Accruals and deferred income		147,014	149,659	172,293

Total liabilities		9,519,102	10,840,132	12,085,816

Consolidated Income Statement (note 1, 18)

		(in thousands of EUR)
	Note	2003	2002	2001
Operating income		19,191,228	21,082,584	21,920,023

Sales	19	18,820,488	20,688,436	21,395,945
Other operating income		370,740	394,148	524,078

Operating expenses		(18,382,012)	(20,275,394)	(20,998,720)
Merchandise and consumables		14,002,216	15,323,270	15,968,370
Purchases		13,865,759	15,412,504	15,881,843
Inventories and work in progress (increase -, decrease +)		136,457	(89,234)	86,527
Miscellaneous goods and services		1,260,303	1,408,495	1,439,853
Salaries, social security and pensions	20	2,414,178	2,712,294	2,783,011
Depreciation and amounts written off establishment costs, intangible and tangible fixed assets	22	538,674	632,828	629,436
Amortization of goodwill arising on consolidation	22	85,074	92,154	89,957
Amounts written off stocks, work in progress and trade debtors (charged +, applied or released -)		4,600	3,809	2,264
Provisions for liabilities and charges (charged +, applied or released -)		(18,002)	(18,563)	(30,226)
Other operating expenses		94,969	121,107	116,055

Operating profit		809,216	807,190	921,303

Financial income		34,718	41,422	15,242
Income from financial fixed assets		109	105	161
Income from current assets		29,050	25,699	9,743
Other financial income		5,559	15,618	5,338

Financial expenses		(393,380)	(496,487)	(479,504)
Interest payable and similar charges		353,185	429,132	445,295
Amounts written off current assets		(7,219)	12,645	1,514
Other financial expenses		47,414	54,710	32,695

Net financial result	23	(358,662)	(455,065)	(464,262)

Current profit of consolidated companies before taxation		450,554	352,125	457,041

Exceptional income		28,912	14,391	11,379
Release of depreciation and amounts written off intangible and tangible fixed assets		4,866	632	—
Amounts released from provisions for exceptional liabilities and charges		362	—	343
Gains on the disposal of fixed assets		23,665	13,737	8,401
Other exceptional income		19	22	2,635

Exceptional expenses		(173,767)	(27,121)	(107,829)
Exceptional depreciation and amounts written off establishment costs, intangible and tangible fixed assets and goodwill arising on consolidation		24,638	11,531	15,947
Amounts written off financial fixed assets		7,277	—	475
Provisions for exceptional liabilities and charges		24,371	2,831	21,402
Losses on the disposal of fixed assets		15,556	11,437	12,558
Other exceptional expenses		101,925	1,322	57,447

Net exceptional result	24	(144,855)	(12,730)	(96,450)

Profit of the consolidated companies before taxation		305,699	339,395	360,591

Deferred taxation		96,218	(33,472)	(68,436)
Transfer to deferred taxes		(30,539)	(79,551)	(69,029)
Release of deferred taxes		126,757	46,079	593

Tax on profits		(227,386)	(126,081)	(123,397)
Tax on profits		(228,448)	(127,935)	(123,452)
Tax adjustments and release of provisions for taxation		1,062	1,854	55

Total income taxes	25	(131,168)	(159,553)	(191,833)

Profit of the consolidated companies		174,531	179,842	168,758

Share in results of companies at equity		—	43	—
Profit/(loss)		—	43	—

Consolidated profit		174,531	179,885	168,758

Interest of third parties in the results		3,271	1,578	19,338

Group share in the results	26	171,260	178,307	149,420

Appropriations and transfers Profit of the current year to be appropriated		171,260	178,307	149,420
Transfer to reserves		(77,832)	(96,401)	(14,891)

Profit to be distributed		(93,428)	(81,906)	(134,529)
Dividends		92,738	81,305	133,423
Directors’ share of profit		690	601	1,106

Consolidated Statement of Cash Flows (note 1)

	(in thousands of EUR)

	Note	2003	2002	2001
Operating activities	27
Net income		171,260	178,307	149,420
Minority interest		3,271	1,578	19,338
Share in results of companies accounted for under the equity method		—	(43)	—
Adjustments for
Depreciation and amortization		645,893	739,908	735,340
Provisions for losses on accounts receivable and inventory obsolescence		4,658	16,454	4,253
Stock option expenses		843	7,566	—
Income taxes		227,386	126,081	123,397
Interest expense and similar charges		353,185	429,132	445,295
Investment income		(29,159)	(25,804)	(9,904)
Loss on disposal of fixed assets		15,556	11,437	12,558
Gain on disposal of fixed assets		(23,665)	(13,737)	(8,401)

Change in accounting method		84,701	—	—

		1,453,928	1,470,879	1,471,296
Changes in working capital requirement
Inventories		44,264	(94,265)	87,221
Receivables		7,371	(8,435)	72,734
Prepayments and accrued income		(8,856)	27,639	32,811
Trade payables		(9,108)	143,859	(47,318)
Other payables		2,337	22,064	(36,813)
Accruals and deferred income		(26,046)	(47,501)	(38,494)
Additions to/(uses of) provisions for liabilities and charges and deferred taxation		(86,095)	19,585	59,268

Cash generated from operations		1,377,796	1,533,825	1,600,705
Interest paid		(308,234)	(375,316)	(367,662)
Income taxes paid		(221,032)	(121,695)	(24,557)

Net cash provided by operating activities		848,530	1,036,814	1,208,486

Investing activities	27

Purchase of shares in consolidated companies, net of cash and cash equivalents acquired		(28,267)	(13,302)	(69,950)
Purchase of tangible fixed assets		(448,340)	(634,901)	(553,569)
Purchase of intangible fixed assets		(15,725)	(9,015)	(12,720)
Purchase of financial fixed assets		(442)	(3,089)	(4,488)
Sale of shares in consolidated companies, net of cash and cash equivalents divested		21,213	—	—
Sale of tangible and intangible fixed assets		35,089	35,400	24,593
Sale of financial fixed assets		178	—	—
Cash loans made and cash put in escrow		(19,936)	(8,704)	(9,838)
Cash received from the repayment of loans and the release of escrow		6,329	7,043	7,736
Dividends received		109	105	161
Interest received		29,049	25,699	9,743
Investment in debt securities		(74,202)	—	—
Gains on derivative instruments		12,587	—	—

Net cash used in investing activities		(482,358)	(600,764)	(608,332)

Cash flow before financing activities		366,172	436,050	600,154

Financing activities	27

Proceeds from the exercise of share warrants		5,762	—	8,007
Borrowings under long-term loans		114,149	6,822	3,075,398
Direct financing costs		(1,975)	—	(31,330)
Repayment of long-term loans		(76,098)	(127,067)	(209,275)
Escrow for funding senior notes		(76,551)	—	—
Escrow maturities		2,018	—	—
Borrowings under short-term loans (> three months)		187,226	202,666	473,967
Repayment under short-term loans (> three months)		(237,124)	(186,876)	(502,237)
Additions to (repayments of) short-term loans (< three months)		(172,500)	(100,957)	(2,864,167)
Dividends and directors’ share of profit		81,393	(134,529)	(125,905)
Dividends paid by subsidiaries to minority interests		(1,508)	(1,295)	(18,448)
Increase in capital of subsidiaries by minority interests		—	—	193
Proceeds upon conversion of stock option at a subsidiary		1,769	4,849	8,980
Purchases of treasury shares		(2,518)	(13,357)	(36,243)
Loss on derivative instruments		(2,343)	—	(239,027)

Net cash provided by (used in) financing activities		(341,086)	(349,744)	(460,087)
Effect of foreign exchange translation differences		(49,182)	(53,296)	9,398
Change of the scope of consolidation		—	—	1,390

Net increase (decrease) in cash and cash equivalents		(24,096)	33,010	150,855
Cash and cash equivalents — Beginning of the year		417,740	384,730	233,875
Cash and cash equivalents — End of the year		393,644	417,740	384,730
Cash and short-term investments (excl. treasury shares)		459,099	417,740	391,854
Bank overdrafts payable on demand		—	—	(7,124)
Debt securities with maturities over three months		(65,456)	—	—
Cash and cash equivalents, as reported		393,644	417,740	384,730

Consolidated Statements of Changes in Shareholders’ Equity (note 1)

	(in thousands of EUR)
						Cumulative
	Number of		Share			Translation	Total
	Shares		Premium	Revaluation	Group	Adjustment	Shareholders'
	Outstanding	Capital	Account	Reserves	Reserves	and Other	Equity
Balances at January 1, 2001	52,031,725	26,016	26,232	18,227	1,167,988	126,228	1,364,691

Capital increases	40,360,979	20,180	2,237,993	—	—	—	2,258,173
Dividends and directors’ share of profit	—	—	—	—	(134,529)	—	(134,529)
Change in cumulative translation adjustment	—	—	—	—	—	83,426	83,426
Changes in equity due to subsidiary capital transactions	—	—	—	—	(5,144)	—	(5,144)
Other	—	—	—	(439)	439	—	—
Net income	—	—	—	—	149,420	—	149,420

Balances at December 31, 2001	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037

Dividends and directors’ share of profit	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741

Capital increases	231,853	116	8,943	—	(3,301)	—	5,758
Dividends and directors’ share of profit	—	—	—	—	(93,428)	—	(93,428)
Change in cumulative translation adjustment	—	—	—	—	—	(278,903)	(278,903)
Other	—	—	—	(357)	870	—	513
Net income	—	—	—	—	171,260	—	171,260

Balances at December 31, 2003	92,624,557	46,312	2,273,168	14,762	1,352,726	(353,027)	3,333,941

Treasury shares	(318,890)

Outstanding shares excl. treasury shares	92,305,667

Quarterly data

(Unaudited)		(in millions of EUR, except earnings per share)
2003	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales	18,820.5	4,651.6	4,597.7	4,687.2	4,884.0
Operating profit	809.2	209.4	189.7	194.9	215.2
Net earnings	171.3	46.3	9.3	53.5	62.2
Net earnings per share	1.86	0.50	0.10	0.58	0.67

2002	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales	20,688.4	5,402.2	5,256.8	5,042.3	4,987.1
Operating profit	807.2	215.5	207.6	173.8	210.3
Net earnings	178.3	48.3	46.5	23.8	59.7
Net earnings per share	1.94	0.52	0.50	0.26	0.65

1. Basis of Preparation and Accounting Policies
1. Principle of Consolidation
Full Consolidation
 Companies over which control is exercised by right or de facto are fully consolidated.

Proportional Consolidation
 Companies over which joint control is exercised are consolidated proportionately.

Equity Method
 Companies on which the Group has a significant influence, particularly by owning voting rights between 10 and 50%, are accounted for by the equity method.

Companies to which these Criteria are not Applied:
•	Companies which have ceased trading or whose results are not significant to the Group, individually and in aggregate, are excluded from the scope of consolidation.
•	Companies whose activity is fundamentally different from those of the Group and which are not significant in terms of the Group, individually and in aggregate, are also excluded.

2. Group Accounting Policies
 The Group accounting policies are based on those of the parent company. The accounts of consolidated subsidiaries are restated as necessary in order to comply with the accounting policies stated below, where such restatement has a significant effect on the consolidated accounts taken as a whole.

Establishment Costs
These costs are capitalized only by decision of the Board of Directors. When capitalized, they are depreciated over a period of 5 years or, if they relate to debt issuance costs, the period of the loans.

Intangible Fixed Assets
The intangible fixed assets appearing on the balance sheet are amortized on the basis of the economic life of the assets in question. The amortization period of the main intangible assets are as follows :

Concessions, patents, licences
• Trade names	40 years
• Distribution network	40 years
• Assembled workforce	2-13 years
• Prescription files	15 years
Goodwill
• Favorable lease rights	lease term

Goodwill Arising on Consolidation
Goodwill arising on consolidation of the accounts of a company on entry within the scope of consolidation, or when the holding percentage in a company is modified, is allocated, to the extent possible, to the assets and liabilities of the company concerned. The unallocated difference appears in the balance sheet as “Goodwill arising on consolidation”.

The amounts allocated to assets are amortized on the basis of their nature. The amounts recorded as “Goodwill arising on consolidation” are amortized, as a rule, over a period of 20 or 40 years, given the nature of the sector which provides a steady and non-cyclic return. The choice of rate depends on the country where the investment is made: 40 years for countries with a mature economy and 20 years for countries with an emerging economy.

Tangible Fixed Assets
Tangible fixed assets are recorded in the balance sheet at purchase price, at cost price or at agreed capital contribution value. Depreciation is based on the economic life of the assets in question, as a rule:

• Buildings	40 years
• Distribution centers	33 years
• Plant, machinery and equipment	3-14 years
• Furniture, vehicles and other tangible fixed assets	5-10 years

Ancillary costs related to buildings are either allocated to the asset and depreciated over the same period as the asset in question, or written off as incurred.

Capital leases and similar contract rights are depreciated based upon the estimated useful life of the assets, which may be different from the repayment of the capital value of the assets.

Financial Fixed Assets
Investments included in “Companies at equity” appear at the value of the Group share in the equity of the companies in question. Other investments are included at cost, less any provision required to reflect a long-term impairment of value.

Inventories
Inventories are valued at the lower of cost on a weighted average cost basis or net realizable value. Inventories are written down on a case by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.

Receivables and Payables
Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency other than the currency of the subsidiary are valued at the exchange rate on the closing date. The resulting translation difference on conversion (for each currency) is written off if it is a loss and deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are recognized based on the principle of matching expenses to the income to which they relate.

Provisions and Deferred Taxes
Provisions for liabilities and charges are recorded to cover probable or certain losses of precisely determined nature but whose amount, as at the balance sheet date, is not precisely known. They include, principally:
•	pension obligations, early retirement benefits and similar benefits due by consolidated companies to present or past members of staff;
•	taxation due on review of taxable income or tax calculations not already included in the estimated tax payable included in amounts due within one year;
•	significant reorganization and store closing costs;
•	self-insurance reserves for workers’ compensation, general liability, vehicle accident and druggist claims;
•	charges for which the company may be liable as a result of current litigation.

Deferred taxes are calculated using the liability method on a full provision basis, thus, taking into account temporary differences between book and tax values of assets and liabilities in the consolidated balance sheet. Deferred taxes have two sources: temporary differences in the accounts of Group companies and consolidation adjustments. Deferred tax assets are included in the consolidated accounts only to the extent that their realisation is probable in the foreseeable future. Within each fiscal entity in the Group, deferred tax assets and liabilities are offset. Net asset balances are recorded under a separate account in long-term receivables.

Translation of Foreign Currencies
The balance sheets of foreign subsidiaries are converted to euro at the year-end rate (closing rate).

The profit and loss accounts are translated at the average daily rate, i.e. the yearly average of the rates each working day of the currencies involved. The differences arising from the use of the average daily rate for the profit and loss account and the closing rate for the balance sheet are recorded in the “Cumulative translation adjustment” component of equity.

(in EUR)	Closing Rate		Average Daily Rate
	2003	2002	2003	2002
1 USD	0.791766	0.953562	0.884048	1.057530
100 CZK	3.085467	3.166862	3.140125	3.246374
100 SKK	2.428953	2.409464	2.410284	2.342277
100 THB	2.005463	2.196364	2.125583	2.456013
100 IDR	0.009408	0.010644	0.010289	0.011337
1 SGD	0.466200	0.549481	0.507532	0.591296
100 ROL	0.002430	0.002846	0.002663	0.003198

3. Scope of Consolidation
 Main changes during 2003. Delhaize Group acquired Harveys, a chain that operates 43 supermarkets located in central and south Georgia and the Tallahassee, Florida area. Delhaize Group paid an aggregate amount of EUR 28.2 million for the acquisition of Harveys. Harveys’ results of operations are included in Delhaize Group’s consolidated results from October 26, 2003.
In November 2003, Delhaize Group sold its 49% interest in the Singaporean retailer Shop N Save for a total consideration of EUR 21.8 million. Shop N Save results of operations are included in Delhaize Group’s consolidated results until September 30, 2003.

Main Changes During 2002. In 2002, Delhaize Group made acquisitions for an aggregate amount of EUR 14.3 million.

4. Methodology
Consolidated Balance Sheet
 The closing rate for the U.S. dollar used for the conversion of the balance sheets of the U.S. companies is EUR 0.7918 at the end of 2003 compared with EUR 0.9536 at the end of 2002, a decrease of 17.0%.

Consolidated Income Statement
 The average daily rate for one USD used in translating the results of U.S. companies is EUR 0.8840 against EUR 1.0575 in 2002, a 16.4% decrease.

Consolidated Statement of Cash Flows
 Belgian law is silent on the publication of a statement of cash flows and the methods to be used for preparing such a statement. The method used by the Group is accordingly based on international standards published by the I.A.S.B. (International Accounting Standards Board). In particular, IAS 7 deals with the statement of cash flows. This statement describes the cash movements that result from three types of activity: operating, investing and financing. Under IAS 7 the flow from operating activities can be determined on the basis of two methods:
•	the direct method, whereby the most important categories of incoming and outgoing gross funds (receipt of payments from clients, payments to suppliers, etc.) are used to obtain the net cash flow generated by operating activities.
•	the indirect method, whereby the net profit is adjusted for non-monetary transactions (such as depreciation) and transactions concerning investing and financing activities.
The Group has, like most other companies which publish a statement of cash flows, opted to use the indirect method that is easier to employ.
Cash flows arising from transactions in foreign currencies are translated using the average exchange rate between the euro and the foreign currencies.

2. Goodwill Arising on Consolidation
 The balance on this account represents the unallocated difference arising on investments between the acquisition cost of shareholdings and the corresponding share of their net worth.

This consolidation goodwill is amortized at an annual rate of 5% for companies in emerging economies and 2.5% for companies in countries with a mature economy (United States and Belgium). New goodwill was recognised on the acquisition of Harveys (EUR 3.6 million), and other acquisitions (EUR 0.5 million), while goodwill was reduced by EUR 6.3 million due to the disposal of Shop N Save.
Amortization expense of EUR 85.1 million was recorded in 2003. Additionally, an impairment charge of EUR 7.3 million was recorded on the goodwill relating to Mega Image (EUR 5.5 million) and Food Lion Thailand (EUR 1.8 million).

(in millions of EUR)	2003	2002
United States	2,792.1	3,048.4
Belgium	9.7	10.0
Southern and Central Europe	84.8	95.7
Asia	0.1	9.0

Total	2,886.7	3,163.1

Goodwill Arising on Consolidation	(in thousands of EUR)
At the end of the previous year	3,163,132
Movements during the current year:
• Change in the scope of consolidation	(2,214)
• Amortization and impairment charge	(92,393)
• Translation difference	(181,847)

Net book value at the end of the financial year	2,886,678

3. Intangible Fixed Assets
 This account is primarily composed of intangible assets identified in the purchase price allocation of the Delhaize America share exchange which took place in 2001, and the acquisition of Hannaford in 2000.

Analysis of Intangible Fixed Assets			(in thousands of EUR)
	Research & Development Costs	Concessions, Patents, Licences	Goodwill	Deposits Paid
Cost
At the end of the previous year	296	867,158	400,485	174
Movements during the current year:
• Acquisitions	106	2,967	10,754	—
• Sales and disposals	(393)	(328)	(2,158)	—
• Transfer to other accounts	—	(496)	3,185	(171)
• Translation difference	(9)	(147,867)	(67,200)	(3)
• Change in the scope of consolidation	—	5,039	954	—
At the end of the financial year	—	726,473	346,020	—

Depreciation and amounts written off
At the end of the previous year	(296)	(73,822)	(72,783)	—
Movements during the current year:
• Charged to income statement	(106)	(35,843)	(36,960)	—
• Cancelled	393	36	2,193	—
• Transfer to other accounts	—	15	(687)	—
• Translation difference	9	16,254	15,510	—
• Change in the scope of consolidation	—	—	—	—
At the end of the financial year	—	(93,360)	(92,727)	—

Net book value at the end of the financial year	—	633,113	253,293	—

4. Establishment Costs
 Establishment costs represent debt issuance costs at Delhaize America, Delhaize Group SA, Delhaize “The Lion” Nederland and Delhaize Finance.

Analysis of Establishment Costs	(in thousands of EUR)
Net book value at the end of the previous financial year	17,376
Movements during the current year:
• Newly incurred costs	1,975
• Depreciation	(1,935)
• Translation difference	(2,666)

Net book value at the end of the financial year	14,750

Being: debt issuance costs	14,750

5. Tangible Fixed Assets

(in millions of EUR)	2003	2002
United States	2,381.8	2,936.1
Belgium	505.8	478.4
Southern and Central Europe	301.5	304.9
Asia	12.6	23.9
Corporate	2.3	—

Total	3,204.0	3,743.3

Changes in tangible fixed assets were as follows:

Acquisitions:	487.9 million
Disposals:	(53.9) million
Depreciation:	(478.2) million
Translation difference:	(499.6) million
Change in scope of consolidation:	6.2 million
Transfers:	(1.7)million

Analysis of Tangible Fixed Assets	(in thousands of EUR)
				Leases		Capital Work
		Plant,	Furniture	and	Other	in Progress
	Land and	Machinery and	and	Similar	Tangible	and Payments
	Buildings	Equipment	Vehicles	Rights	Fixed Assets	in Advance
Cost
At the end of the previous year	1,523,543	2,011,927	284,331	706,191	1,002,240	41,526
Movements during the current year:
• Acquisitions, including own work capitalized	59,185	198,481	50,116	39,569	69,710	71,149
• Sales and disposals	(35,414)	(61,535)	(10,654)	(25,393)	(12,636)	(5,137)
• Transfer to other accounts	22,207	(20,174)	42,820	(1,032)	32,281	(70,346)
• Change in the scope of consolidation	(376)	3,704	(3,571)	—	(540)	55
• Translation difference	(162,021)	(278,306)	(39,322)	(117,824)	(149,033)	(5,328)
At the end of the financial year	1,407,124	1,854,097	323,720	601,511	942,022	31,919

Revaluation surplus
At the end of the previous year	32,692
Movements during the current year:
• Translation difference	—
At the end of the financial year	32,692

Depreciation and amounts written off
At the end of the previous year	(255,746)	(907,701)	(158,755)	(107,197)	(426,640)	(3,087)
Movements during the current year:
• Charged to income statement	(45,087)	(229,319)	(44,505)	(50,119)	(113,177)	(879)
• Release of depreciation	4,866	—	—	—	—	—
• Cancelled	14,491	53,870	11,079	7,588	9,231	568
• Transfer to other accounts	917	(9,045)	(8,285)	(3,231)	12,172	43
• Change in the scope of consolidation	655	2,068	2,744	—	1,459	—
• Acquired from third parties	—	(314)	—	—	—	—
• Translation difference	19,041	131,802	18,730	19,667	62,892	84
At the end of the financial year	(260,863)	(958,639)	(178,992)	(133,292)	(454,063)	(3,271)

Net book value at the end of the financial year	1,178,953	895,458	144,728	468,219	487,959	28,648
of which: land and buildings				468,211
plant, machinery and equipment				8

Delhaize Group Stores Ownership	Company-Operated Stores			Affiliated and Franchised Stores	Total
(end of 2003)		Capital	Operating
	Owned	Leases	Leases
Delhaize America	133	564	818	—	1,515
Delhaize Belgium	95	3	124	506	728
Alfa-Beta	27	—	79	13	119
Delvita	43	—	65	—	108
Mega Image	13	—	2	—	15
Food Lion Thailand	—	—	35	1	36
Super Indo	—	—	38	—	38

Total	311	567	1,161	520	2,559

Leases
Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 27 years. The average remaining lease term for closed stores is 7.2 years. The following schedule details, at December 31, 2003, the future minimum lease payments under capital and operating leases:

		Operating Leases
(in thousands of EUR)	Capital Leases	Open Stores	Closed Stores
2004	97,098	207,828	25,661
2005	95,210	205,034	24,373
2006	94,332	198,552	23,514
2007	93,461	189,341	22,486
2008	93,049	177,014	21,348
Thereafter	710,979	1,483,372	98,319

Total minimum payments	1,184,129	2,461,141	215,701

Less estimated executory costs	(26,397)

Net minimum lease payments	1,157,732

Less amount representing interest	(585,751)

Present value of net minimum lease payments	571,981

Minimum payments have not been reduced by minimum sublease income of approximately EUR 51 million due over the term of noncancelable subleases.

Rent expenses, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term.

Total Rent Expense under
Operating Leases for Open and Closed Stores	(in millions of EUR)
2003	260
2002	291
2001	298
2000	257
1999	203

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2003. The leases expire on various dates extending to 2030 with renewal options generally ranging from 3 to 27 years. Total future minimum rents under these agreements are approximately EUR 186 million.

Provisions of approximately EUR 100 million and EUR 122 million at December 31, 2003 and 2002, respectively, for remaining lease liabilities on closed stores are included in provisions for liabilities and charges. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

6. Financial Fixed Assets

(in thousands of EUR)	Equity Investments	Other Companies
1. Investments
At the end of the previous year	557	9,176
Movements during the current year:
• Acquisitions	—	442
• Sales and disposals	—	(10)
• Amounts written down	(204)	(7,072)
• Change in scope of consolidation	—	53
• Translation difference	(115)	(986)

Net book value at the end of the financial year	238	1,603

2. Receivables and guarantee deposits

At the end of the previous year	25,834
Movements during the current year:
• Additions	97,115
• Repayments	(8,347)
• Change in scope of consolidation	(460)
• Translation difference	(10,440)

Net book value at the end of the financial year	103,702

Additions include EUR 76.6 million treasury instruments purchased by Hannaford and placed in a trust to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

7. Capital and Share Premium Account
 During 2003, two capital increases occurred, following the exercise of 240,340 warrants by optionees under the Delhaize Group 2002 Stock Incentive Plan primarily targeted to management of Delhaize America and its subsidiaries (“the Optionees”). Capital was increased by EUR 0.116 million (EUR 0.50 per new share issued); the share premium account increased by EUR 8.9 million. In accordance with the Delhaize Group 2002 Stock Incentive Plan the subscription price of the new shares was partially funded by Delhaize America in the name and for the account of the Optionees.

8. Revaluation Reserves

(in millions of EUR)	2003	2002
Revaluation reserves	14.8	15.1

Revaluation reserves represent unrealized gains recorded on Delhaize Belgium property in 1981.

9. Group Reserves

(in millions of EUR)	2003	2002
Parent company reserves:
Legal reserve	4.6	4.6
Reserves not available for distribution	0.4	0.4
Untaxed reserves	43.9	44.0
Distributable reserves	16.5	16.1
Profit carried forward	63.2	75.0

Subtotal	128.6	140.1

Consolidated reserves	1,224.1	1,137.2

Total	1,352.7	1,277.3

Group Reserves	(in thousands of EUR)
As of December 31, 2002	1,277,325

• Group share in consolidated results	171,260
• Dividends and directors’ share of profit	(93,428)
• Transfer from taxed revaluation surplus	357
• Dividends received on own shares	513
• Spread on Delhaize Group warrant exercises	(3,301)

As of December 31, 2003	1,352,726

Group reserves decreased by EUR 3.3 million representing the amount paid by Delhaize America, in the name and for the account of the Optionees, in connection with the exercise of 240,340 warrants by Optionees under the Delhaize Group 2002 Stock Incentive Plan (see Note 7 above).

10. Cumulative Translation Adjustment

(in millions of EUR)
	USD	Euro Zone	Other	Difference	Change	Cumulative
Year	Companies	Companies	Companies	on Results	over the Year	Total
1999*	95.9	(4.8)	(1.2)	(7.0)	82.9	82.9
2000	46.6	(1.6)	(0.9)	(0.8)	43.3	126.2
2001	73.5	-	9.1	0.9	83.5	209.7
2002	(263.1)	-	0.7	(21.4)	(283.8)	(74.1)
2003	(265.7)	-	(0.3)	(12.9)	(278.9)	(353.0)

	(312.8)	(6.4)	7.4	(41.2)	(353.0)

(*) Cumulative 1977-1999

The negative movement of the translation adjustment is mainly due to the decrease of 17.0% in the year-end USD rate compared to the euro as of December 31, 2002, used to translate the value of assets and liabilities of the U.S. companies.
Existing cumulative translation adjustments related to companies of the euro zone will be maintained as they are in the account “Cumulative translation adjustment” until the sale of these holdings.

11. Minority Interests
 This account covers third-party interests in the equity of fully consolidated companies which are not wholly owned by Delhaize Group.

(in millions of EUR)	2003	2002
Belgium	0.4	0.4
Southern and Central Europe	30.0	28.9
Asia	4.9	5.0

Total	35.3	34.3

Changes in minority interests are as follows:

(in millions of EUR)
Balance as of December 31, 2002		34.3
Changes in consolidation scope and percentage held	—
Minority interest in the consolidated profit	3.3
Dividends paid to minority shareholders	(1.5)
Translation difference	(0.8)

Balance as of December 31, 2003		35.3

12. Provisions for Liabilities and Charges

(in millions of EUR)	2003	2002
United States	146.3	186.6
Belgium	7.0	3.6
Southern and Central Europe	9.3	8.7
Asia	0.4	0.1
Corporate	117.9	125.9
Total	280.9	324.9

The amount of EUR 146.3 million at Delhaize America mainly consists of :

•	Provisions for store closings (EUR 110.8 million), representing essentially rents to be paid and estimated lease related costs of 204 closed stores and 2 planned store closings. During 2003, Delhaize America recorded new provisions of EUR 25.7 million for the closing of 60 stores.

•	A pension liability (EUR 24.4 million), recorded to reflect the difference between the accumulated benefit obligation related to the Hannaford defined benefit pension plan and the value of plan assets.

The provisions at Corporate level mainly represent:

•	Self-insurance reserves at The Pride Reinsurance Company Ltd (Pride) amounting to EUR 102.8 million as of December 31, 2003. Delhaize Group self-insurance reserves relate to workers’ compensation, general liability, vehicle accident and druggist claims.

•	The provision (EUR 8.1 million) recorded at the end of 2001 by Delhaize Group to cover its share of the estimated future expenses (mainly employee benefits and non-cancelable lease obligations) that were guaranteed by Super Discount Markets’ two shareholders.

13. Deferred Taxation

(in millions of EUR)	2003	2002
• Deferred taxes in the accounts of Delhaize America	198.9	329.7
• Taxes on consolidation adjustments relating to Delhaize America	125.6	165.4
• Taxes on consolidation adjustments relating to Delhaize Belgium	39.8	43.0
• Taxes on consolidation adjustments relating to Alfa-Beta	8.1	7.1
• Other	6.7	0.7

Total	379.1	545.9

14. Amounts Falling Due after More than One Year

Analysis of Long-Term Debt Payable by Due Date	(in thousands of EUR)
	Debts by Due Date
			Due in More than One Year		Due in More than
	Due in Less than One Year		and Less than Five Years		Five Years
Financial liabilities		38,822		1,043,279		2,229,351
Non-subordinated debenture loans	9,951		905,301		1,824,201
Liabilities under capital leases	28,853		137,978		405,150
Credit institutions	18		—		—

Other debt		—		15,700		170

Total		38,822		1,058,979		2,229,521

Long-term Borrowings
 Financial liabilities (excl. liabilities under capital leases) are as follows:

(in thousands)
United States	2003		2002
	USD	EUR	USD	EUR
Debenture, 9.00% (due 2031)	855,000	676,960	855,000	815,296
Notes, 8.125% (due 2011)	1,100,000	870,943	1,100,000	1,048,918
Notes, 7.375% (due 2006)	600,000	475,060	600,000	572,137
Debt securities, 7.55% to 8.05% (due 2007 to 2027)	271,108	214,654	270,808	258,232
Medium-term notes, 6.31% to 14.15% (due 2004 to 2016)	77,076	61,026	97,536	93,007
Mortgages payable, 7.55% to 10.20% (due 2004 to 2016)	25,573	20,248	33,551	31,993
Financing obligation, 7.25% (due 2018)	10,400	8,234	—	-

Total non-subordinated borrowings	2,939,157	2,327,125	2,956,895	2,819,583

Less : current portion	(12,568)	(9,951)	(26,392)	(25,166)

Total non-subordinated borrowings, long-term*	2,926,589	2,317,174	2,930,503	2,794,417

	(in thousands of EUR)

Europe and Asia	2003	2002

Eurobonds, 4.625% (due 2009)	149,274	149,138
Eurobonds, 5.50% (due 2006)	150,000	150,000
Eurobonds, 8.00% (due 2008)	100,659	—
Medium-term Treasury Program notes, 6.80% (due 2006)	12,395	12,395
Medium-term credit institution borrowings, 3.11% and 5.14%, respectively	—	16,151
Other	—	2,102

Total non-subordinated borrowings	412,328	329,786

Less: current portion	—	(250)
Total non-subordinated borrowings, long-term*	412,328	329,536

(*) The total non-subordinated borrowings can be reconciled with the captions “non-subordinated debenture loans” and “credit institu- tions” of the Balance Sheet.

The table set forth below provides the expected principal payments (related premiums and discounts not taken into account) and related interest rates (before effect of interest rate swaps) of Delhaize Group long-term debt :

	2005	2006	2007	2008	Thereafter	Fair value
in millions of USD
Notes, due 2006		600.0				648.0
		7.38%
Notes, due 2011					1,100.0	1,250.4
					8.13%
Debentures, due 2031					855.0	1,026.6
					9.00%
Medium term notes		5.1				5.5
		8.71%
Debt securities			150.0		122.4	304.6
			7.55%		8.05%
Mortgage payables	2.6	2.8	3.1	2.8	9.3	28.1
	8.89%	8.89%	8.89%	8.94%	8.68%
Other notes	11.3	11.4	11.7	11.9	17.8	80.4
	6.99%	7.00%	7.01%	7.00%	7.36%
Financing obligation	(2.0)	0.4	0.5	0.5	11.0	10.4
	7.25%	7.25%	7.25%	7.25%	7.25%

in millions of EUR
1999 Eurobonds					150.0	148.4
					4.63%
2001 Eurobonds		150.0				154.1
		5.50%
2003 Eurobonds				100.0		111.8
				8.00%
Medium-term treasury program notes		12.4				13.1
		6.80%

Interest rates on long-term financial liabilities (excluding capital leases) are on average 7.3%. This interest rate was calculated taking into account the interest rate swaps (see note 17 to the Consolidated Financial Statements).

In May 2003, Delhaize Group issued bonds having an aggregate principal amount of EUR 100 million for net proceeds of approximately EUR 98.7 million (the “2003 Eurobonds”). The 2003 Eurobonds mature in 2008 and bear interest at 8.00%, payable in arrears on May 22 of each year. The 2003 Eurobonds are subject to redemption in whole, at the principal amount, together with accrued interest, at the option of Delhaize Group at any time in the event of certain changes affecting taxes in the Netherlands. At the same time, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate of the 2003 Eurobonds for variable rates. (see Note 17 to the consolidated financial statements).
During the fourth quarter of 2001 and the third quarter of 2002, Delhaize America entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of the debt from fixed to variable rates (see Note 17 to the consolidated financial statements).
Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury notes program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 12.4 million in medium-term notes were outstanding at December 31, 2003 and 2002 under the Treasury Program.
Delhaize Group had EUR 16.1 million outstanding at December 31, 2002, in European Medium-term Credit Institution borrowings, under its credit facilities (see Note 15 to the consolidated financial statements).
The fair values of Delhaize Group’s long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies. The estimated fair values of Delhaize Group’s long-term borrowings including current portion were as follows:

(in millions of EUR)
	2003	2002
Fair value	3,083.0	2,847.2
Carrying amount	2,739.5	3,149.4

Capitalized Lease Commitments

(in thousands of EUR)
	2003	2002
Capitalized lease commitments	571,981	698,959
Less: current portion	(28,853)	(32,410)

Total capitalized lease commitments, long-term	543,128	666,549

Principal payments of capitalized lease commitments:

(in millions of EUR)
2005	2006	2007	2008	Thereafter
30.3	32.8	35.7	39.2	405.1

15. Financial Liabilities due within One Year

(in thousands of EUR)
	2003	2002
Short-term credit institution borrowings	85,995	337,273
Short-term treasury program notes	153,021	128,131

Total short-term borrowings	239,016	465,404

Delhaize America maintains a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 277.1 million) in committed lines of credit, which expires in July 2005. The credit facility is secured by certain inventory of Delhaize America’s operating companies. The credit facility contains affirmative and negative covenants, including a minimum fixed charge coverage ratio, a maximum leverage ratio and an asset coverage ratio. As of December 31, 2003, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility as of December 31, 2003. During 2002, Delhaize America had under this facility average borrowings of USD 4.7 million (EUR 5.0 million) at a daily weighted average interest rate of 3.19%. This facility is utilized to provide short-term capital to meet liquidity needs as necessary.

At December 31, 2003 and 2002, the European and Asian companies of Delhaize Group had together credit facilities (committed and uncommitted) of EUR 655.3 million and EUR 686.2 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings — see note 14 of the consolidated financial statements - (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks. Delhaize Group had in Europe and Asia EUR 86.0 million and EUR 337.3 million outstanding at December 31, 2003 and 2002, respectively in Short-term Credit Institution Borrowings, with an average interest rate of 3.17% and 3.79% respectively. During 2003, Delhaize Group had in Europe and Asia average borrowings of EUR 251.0 million at a daily weighted average interest rate of 3.31%.

In Belgium, Delhaize Group had approximately EUR 153.0 million and EUR 128.1 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 14 to the consolidated financial statements) at December 31, 2003 and 2002 respectively.

16. Net Debt
 Net debt, defined as long-term financial liabilities (including current portion) plus short-term financial liabilities minus cash short-term investments (excl. treasury shares) and trust fundings, went from EUR 3,897.8 million as of end 2002 to EUR 3,024.6 million as of end 2003.

This movement can be explained as follows:

(in millions of EUR)
Net debt at the end of previous year	3,897.8

Cash flow before financing activities	(366.2)
Investments in debt securities	(74.2)
Dividends and directors’ share of profit	82.9
Other investing activities (treasury shares, stock options, direct financing costs)	(3.5)
New debt under capital leases	20.5
Change in consolidation scope	(1.0)
Unrealized losses on debt securities	1.1
Translation difference	(532.8)

Net debt at the end of the year	3,024.6

Reconciliation of Net Debt
	2003	2002	2001

Amounts falling due after more than one year
Financial liabilities	3,272.6	3,790.5	4,529.9
Amounts falling due within one year
Current portion of long-term debt	38.8	59.6	66.6
Financial liabilities	239.0	465.4	571.3
Trust fundings	(66.7)	—	—
Short-term investments
Other investments	(218.1)	(100.5)	(27.7)
Cash	(241.0)	(317.2)	(364.2)

Total	3,024.6	3,897.8	4,775.9

17. Contingent Liabilities

(in thousands of EUR)

Guarantees constituted or irrevocably granted by the Group against its own assets

The guarantees represent mainly the mortgages granted by Delhaize Belgium, Delhaize America and Mega Image:    58,551
In addition, Delhaize America has a credit facility of USD 350 million (approximately EUR 277 million), which is secured by certain inventories of its operating companies.

Interest rate related operations

In 2001 and 2002, Delhaize America entered into interest rate swap agreements to swap the fixed interest rate on a portion of its long-term debt for variable interest rates. In 2003, Delhaize America unwound a portion of these interest rate swap agreements. The aggregate notional amount at December 31, 2003 is USD 300 million (approximately EUR 237.5 million) maturing in 2006 and USD 100 million (approximately EUR 79.2 million) maturing in 2011. The fixed rate is 7.375% and 8.125% respectively and the variable rates are based on the 6 month or 3 month USD LIBOR.

In 2003, Delhaize Group entered into interest rate swap agreements to swap the fixed interest rate on its newly issued EUR 100 million Eurobond, for variable rates. The notional amount is EUR 100 million maturing in 2008. The fixed rate is 8.00% and the variable rate is based on the 3 month EURIBOR.

Forward exchange agreement

Delhaize Group entered into hedging agreements related to loans and borrowings and other engagements in foreign currencies.

Obligation to sell currency:	105,560
Obligation to buy currency:	117,489

Significant litigation and significant obligations other than those mentioned above

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

Guaranteed debts

Debts (or parts of debts) guaranteed by mortgages or securities charges granted or irrevocably promised on the Company’s assets.

Financial Debts	47,266

Non-subordinated debenture loans	47,260
Liabilities under leasing and similar contracts	6

Total	47,266

18. Geographical Overview: Contribution of Operating Companies in 2003

			Southern and
(in millions of EUR)	United States	Belgium	Central Europe	Asia	Corporate	Total

Sales	13,743.3	3,674.9	1,199.0	203.3	—	18,820.5
Cost of goods sold	(9,990.3)	(2,851.3)	(981.8)	(178.8)	—	(14,002.2)

Gross profit	3,753.0	823.6	217.2	24.5	—	4,818.3
Gross margin	27.3%	22.4%	18.1%	12.1%	—	25,6%
Depreciation	(378.2)	(53.6)	(29.9)	(5.1)	(0.4)	(467.2)
Amortization	(148.7)	(0.9)	(6.5)	(0.5)	—	(156.6)
Salaries, miscellaneous goods and services, other operating income/(expense)	(2,576.9)	(591.6)	(165.6)	(25.3)	(25.9)	(3,385.3)
As a % of sales	18.8%	16.1%	13.8%	12.4%	—	18.0%

Operating profit	649.2	177.5	15.2	(6.4)	(26.3)	809.2
Operating margin	4.7%	4.8%	1.3%	-3.1%	—	4.3%
Financial income/(expense)	(327.9)	5.0	(12.7)	0.2	(23.2)	(358.6)

Earnings before income taxes and exceptional items	321.3	182.5	2.5	(6.2)	(49.5)	450.6
Exceptional income/(expense)	(144.6)	(1.6)	(4.8)	(3.7)	9.8	(144.9)

Earnings before income taxes	176.7	180.9	(2.3)	(9.9)	(39.7)	305.7
Income taxes	(94.4)	(49.5)	(5.6)	0.3	18.1	(131.1)

Net earnings from consolidated companies	82.3	131.4	(7.9)	(9.6)	(21.6)	174.6
Share in results of companies at equity	—	—	—	—	—	—
Minority interests	—	—	(2.7)	(0.6)	—	(3.3)

Net earnings	82.3	131.4	(10.6)	(10.2)	(21.6)	171.3
Net margin	0.6%	3.6%	-0.9%	-5.0%	—	0,9%

Contribution of Operating Companies

		Sales				Operating Profit				Net Earnings
(in millions of EUR)		2003	2002	2001	%2003	2003	2002	2001	%2003	2003	2002	2001	%2003

United States	EUR	13,743.3	15,883.7	16,905.0	73.0%	649.2	699.1	810.8	80.2%	82.3	154.8	137.0	48.1%
	USD	15,545.9	15,019.6	15,140.2		734.3	661.1	726.2		93.1	146.4	122.7
Belgium		3,674.9	3,420.3	3,212.9	19.5%	177.5	122.5	121.5	21.9%	131.4	91.9	85.3	76.7%
Southern and Central Europe		1,199.0	1,166.3	1,091.0	6.4%	15.2	14.1	13.5	1.9%	(10.6)	(17.1)	(30.0)	-6.2%
Asia		203.3	218.1	187.0	1.1%	(6.4)	(4.5)	(3.4)	-0.8%	(10.2)	(7.2)	(4.3)	-5.9%
Corporate		—	—	—	—	(26.3)	(24.0)	(21.1)	-3.2%	(21.6)	(44.1)	(38.6)	-12.7%

Total		18,820.5	20,688.4	21,395.9	100%	809.2	807.2	921.3	100%	171.3	178.3	149.4	100%

19. Organic Sales Growth Reconciliation

(in millions of EUR)	2003	2002	%

Sales	18,820.5	20,688.4	-9.0%
Effect of exchange rates	2,739.8	—	—

Sales at identical exchange rates	21,560.3	20,688.4	4.2%
Less Shop N Save*	(52.9)	(68.8)	—
Less Harveys*	(66.5)	—	—
Less 53rd sales week in U.S.*	(320.1)	—	—

Organic sales growth	21,120.8	20,619.6	2.4%

(*) At 2002 average exchange rates

20. Salaries

(in millions of EUR)	2003	2002

United States	1,793.1	2,116.2
Belgium	472.0	455.4
Southern and Central Europe	121.4	112.9
Asia	13.6	15.2
Corporate	14.1	12.6

Total	2,414.2	2,712.3

At identical exchange rates, salaries and social security of the Group would have represented EUR 2,769.7 million, an increase of 2.1%.

Average workforce		140,854
• Hourly paid workers	15,268
• Salaried staff	120,380
• Management personnel	5,206

(in thousands of EUR)

Employment cost			2,414,178
a)	Salaries and other direct benefits	2,075,185
b)	Employer’s social security contributions	142,584
c)	Employer’s premiums for supplementary insurance	139,259
d)	Other personnel expenses	1,702
e)	Pensions	55,448

21. Adjusted EBITDA Reconciliation

(in millions of EUR)	2003	2002	2001

Net earnings	171.3	178.3	149.4

Add (subtract):
Interest of third parties in the result	3.3	1.5	19.4
Total income taxes	131.1	159.6	191.8
Net exceptional result	144.9	12.7	96.4
Net financial result	358.6	455.1	464.3
Depreciation	467.2	548.8	561.4
Amortization of goodwill and intangibles	156.6	176.2	158.0

Adjusted EBITDA	1,433.0	1,532.2	1,640.7
As % of sales	7.6%	7.4%	7.7%

22. Depreciation and Amortization

(in millions of EUR)	2003	2002

United States	378.2	459.1
Belgium	53.6	55.3
Southern and Central Europe	29.9	28.5
Asia	5.1	5.8
Others	0.4	0.1
Goodwill and other intangibles	156.6	176.2

Total	623.8	725.0

23. Net Financial Result

The interest coverage ratio, defined as adjusted EBITDA divided by net interest result, was 4.4 in 2003, compared to 3.8 in 2002. The 2003 net financial expenses include :

•	EUR 41.0 million other financial expenses representing bank fees, credit card fees and losses incurred on foreign currency transactions (EUR 53.1 million in 2002)

•	A credit of EUR 7.3 million related to the release of a valuation allowance recorded on the treasury shares owned by Delhaize Group at December 31, 2003 (a charge of EUR 12.6 million in 2002)

•	EUR 0.8 million related to the exercise of stock options by Delhaize America associates (EUR 7.6 million in 2002)

24. Net Exceptional Result

Net exceptional result during 2003 was EUR -144.9 million, compared to EUR -12.7 million during 2002. In 2003, the net exceptional expenses consisted primarily of :

•	EUR 84.7 million for the change from the Retail Inventory Accounting Method to the Average Item Cost Inventory Accounting Method at Food Lion and Kash n’ Karry

•	EUR 30.7 million for the Food Lion restructuring, including the closing of 41 Food Lion stores and 1 Kash n’ Karry store and the streamlining of the support structure of Food Lion

•	EUR 15.0 million for perishable product losses and other expenses due to Hurricane Isabel which caused power outages that affected 200 Food Lion stores and one distribution center

•	A capital gain of EUR 9.8 million related to the sale of Delhaize Group’s 49% interest in Singaporean food retailer Shop N Save

•	Impairment charges on certain Kash n’ Karry, Delhaize Belgium and Delvita tangible fixed assets (EUR 10.4 million), on the investment in the business-to business platform WWRE (7.1 million), on Mega Image goodwill (EUR 5.5 million), on Food Lion Thailand goodwill and other intangible assets (EUR 3.2 million), offset by the reversal of previous impairment charges on certain of Delvita’s tangible fixed assets (EUR 4.9 million)

In 2002, the net exceptional expenses consisted primarily of :

•	EUR 10.1 million for store closing provisions and an asset impairment charge at Delvita

•	EUR 2.5 million for the closing of four Food Lion Thailand stores

•	EUR 1.1 million related to the Delhaize America share exchange

25. Taxes and Deferred Taxation

The effective tax rate declined to 42.9% due to the higher weight of the lower-taxed Belgian operations in the total profit, non-taxable gains on the treasury shares and on the sale of Shop N Save in 2003 and non-deductible charges on treasury shares in 2002.

Tax Expenses by Country:

	Statutory	2003	Actual	2002	Actual
(in millions of EUR)	Rate		Rate		Rate

United States	38%	93.6	53.7%	143.0	48.5%
Belgium	34%	32.3	23.7%	10.1	17.3%
Greece	35%	4.7	42.9%	5.1	84.9%
Others	—	0.5	—	1.4	—

Total	—	131.1	42.9%	159.6	47.0%

Reconciliation of Delhaize Group’s Belgian Statutory Income Tax Rate with Delhaize Group’s Effective Income Tax Rate:

	2003	2002	2001
Belgian statutory income tax rate	34.0%	40.2%	40.2%
Items affecting the Belgian statutory income tax rate:
Effect of tax rate applied to the income of Delhaize America (incl. non-deductible goodwill amortization)	5.5	1.5	2.0
Amortization of non-deductible goodwill related to acquisitions, incl. the Delhaize America share exchange	6.5	7.1	4.8
Tax charges on dividend income	—	0.9	0.8
Non-taxable/deductible exceptional income/expenses	(0.2)	1.5	6.0
Adjustment of deferred taxes related to Belgian entities	—	(2.6)	—
Other	(2.9)	(1.6)	(0.6)

Effective tax rate	42.9%	47.0%	53.2%

26. Earnings Reconciliation

Earnings before goodwill and exceptionals, defined as net earnings plus amortization of goodwill and intangibles, and exceptional items, net of taxes and minority interests can be reconciled to net earnings as follows:

(in millions of EUR)	2003	2002	2001
Net earnings	171.3	178.3	149.4

Add back/(subtract)
Amortization of goodwill and other intangible assets	156.6	176.2	158.0
Taxes and minority interests on amortization of goodwill and intangible assets	(28.7)	(33.4)	(43.1)
Exceptional items	142.0	13.8	95.8
Taxes and minority interests on exceptional items	(54.5)	(0.5)	(25.6)

Earnings before goodwill and exceptionals	386.6	334.4	334.5

27. Consolidated Statement of Cash Flows

Capital Expenditures

(in millions of EUR)	2003	2002
United States	321.8	505.8
Belgium	84.1	91.3
Southern and Central Europe	36.8	30.3
Asia	5.4	7.5
Corporate	0.2	—

Total	448.3	634.9

Operating activities

Net cash provided by operating activities amounted to EUR 848.5 million in 2003, or a decrease of 18.2% compared to 2002 primarily due to the weaker U.S. dollar and the increase of income taxes payments by EUR 99.3 million. Working capital requirements improved in 2003 by EUR 10.0 million primarily due to an improvement in inventories by EUR 44.3 million, generated in the U.S. operations.

Investing activities

Net cash used in investing activities decreased by 19.7% to EUR 482.4 million primarily due to the decrease in capital expenditures and the sale of the interest in Shop N Save (Singapore). This was partially offset by the acquisition of 43 Harveys stores in the U.S. and by investments of EUR 74.2 million in debt securities with maturities over three months. Capital expenditures fell to EUR 448.3 million compared to EUR 634.9 million in 2002 due to the U.S. dollar weakening and lower capital expenditures in the U.S.

Financing activities

In 2003, net cash used in financing activities amounted to EUR 341.1 million. In 2003, Delhaize Group increased its long-term debt by EUR

36.1 million, including new debt in the amount of EUR 112.2 million, representing primarily the issuance of a EUR 100 million Eurobond (EUR 98.7 million net proceeds), reimbursements of EUR 46.1 million long-term debt by Delhaize America and Delvita and the reimbursement of capital leases worth EUR 30.0 million. In order to retain upstream guarantees from Hannaford on the Delhaize America bonds, Hannaford purchased and placed in a trust USD 87 million in U.S. treasury instruments to satisfy the remaining principal and interest payments due on a portion of its long-term debt. The Group borrowing activities led in 2003 to a EUR 222.4 million short-term debt reduction in aggregate.

Uses of Free Cash Flow

(in millions of EUR)
Inflow
Free cash flow	357.5
Outflow
Repayment short-term loans		(222.4)
Additions to long-term loans		36.1
Stock options exercise, net of buyback own shares		5.0
Investments in debt securities		(74.2)
Escrow for funding senior notes		(74.5)
Loss on derivate instruments		(2.4)
Cash movement before translation		25.1
Foreign exchange translation difference (on cash portion)		(49.2)
Net increase (decrease) of cash — balance sheet	(24.1)

Dividends and directors’ remuneration paid in 2002 decreased by 38.9% to EUR 82.9 million because of the 38.9% decrease in the 2002 dividend per share and in the 2002 directors’ share of profit.

Cash and Cash Equivalents

As a result and taking into account a negative effect of foreign exchange translation differences of EUR 49.2 million due primarily to the weakening of the U.S. dollar against the euro, cash and cash equivalents decreased in 2003 by EUR 24.1 million, from EUR 417.7 million at the end of 2002 to EUR 393.6 million at the end of 2003. In 2003, Delhaize Group generated free cash flow after dividend payments of EUR 357.5 million, an increase of EUR 57.3 million versus 2002.

Free Cash Flow Reconciliation	(in millions of EUR)
	2003	2002
Net cash provided by operating activities	848.5	1,036.8
Net cash used in investing activities	(482.3)	(600.8)
Investment in debt securities	74.2	—
Dividends and directors’ share of profit	(81.4)	(134.5)
Dividends paid by subsidiaries to minority interests	(1.5)	(1.3)

Free cash flow	357.5	300.2

28. Identical Exchange Rates

	2003			2002	2003/2002
		Impact of	At Identical
	At Actual Rates	Exchange Rates	Rates		At Actual Rates	At Identical Rates
Sales	18,820.5	2,739.8	21,560.3	20,688.4	-9.0%	4.2%
Adjusted EBITDA	1,433.0	229.6	1,662.6	1,532.2	-6.5%	8.5%
Operating profit	809.2	134.7	943.9	807.2	0.3%	16.9%
Net earnings	171.3	23.5	194.8	178.3	-4.0%	9.2%
Net earnings per share	1.86	0.25	2.11	1.94	-4.0%	9.2%
Earnings before goodwill and exceptionals	386.6	55.4	442.0	334.4	15.6%	32.2%
Earnings before goodwill and exceptionals per share	4.20	0.60	4.80	3.63	15.6%	32.1%
Free cash flow	357.5	62.7	420.2	300.2	19.1%	40.0%
Net debt	3,024.6	509.6	3,534.2	3,897.8	-22.4%	-9.3%
Net debt to equity ratio	89.8%		97.2%	109.4%

29. Companies
I. Subsidiary Companies

			Shares held (in %)
A. Fully Consolidated			Directly	Indirectly
Aidi Center S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0430170254		100%
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	V.A.T.**.: EL 94025817		50.65%
Aniserco S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0443164888	72.18%	27.82%
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
ATTM Consulting and Commercial, Ltd.	Themistoclis Dervis Str., 4th floor, Office D4, P.O. Box 4185, 1702 Nicosia, Cyprus		70%
Bonney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
De Wolf N.V.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0424990454	100%
Delanthuis N.V.	Schijnpoortweg 121, 2170 Merksem	C.R.*: 0461066041	86%	14%
Delhaize America, Inc.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.		80.58%	19.42%
Delhaize Deutschland GmbH	Kapuzinergraben 19, 52062 Aachen, Germany		100%
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands			100%
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.			100%
Delhaize Luxembourg S.A.	6, Route d’Olm, Zone Industrielle, 8287 Kehlen, Grand-Duchy of Luxembourg		100%
Delhaize Siam, Ltd.	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.		100%
Delhaize The Lion Asia, Ltd.	Room 803, San Toi Building, 137-139 Connaught Road Central, Hong Kong		100%
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0432195772	100%
Delhaize “The Lion” Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	V.A.T.**: NL 0071.10.911.B.01		100%
Delhaize The Lion Pacific	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand		100%
Delhome S.A.	Bld de l’Humanité 219/221, 1620 Drogenbos	C.R.*: 0430190248	80%	20%
Delimmo S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0408324369	100%
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A.			100%
Delshop S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0426645194	100%
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delvita SK, s.r.o.	Tomasikova 14, 821 03 Bratislava, Slovakia			100%
DZA Brands, LLC.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.			100%
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece			100%
Essex Realty Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%

FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.			100%
Food Lion, LLC.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A.			100%
Food Lion (Thailand), Ltd	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Food Lion Thailand, Inc.	2110 Executive Drive, Salisbury, NC, 28145-1330, U.S.A.			100%
Golden Power 95 Com S.R.L. (Ltd)	182 Viitorului Str., 2nd District, Bucharest, Romania			100%
Hannabro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Bros., Co.	145, Pleasant Hill Road, Scarborough, ME 04074, U.S.A.			100%
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.			100%
J.H. Harvey Co., LLC.	727 South Davis Street, Nashville, GA 31639, U.S.A.			100%
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FA 33610, U.S.A.			100%
Lion Garden Food Company	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.			60%
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Mega Doi S.A.	39-49 N. Titulescu Avenue, block 12, first district Bucarest, Romania			85.96%
Mega Dolphin S.A.	224 Stefan cel Mare Street, block 43, second district, Bucarest, Romania			81.43%
Mega Image S.A.	226 Stefan cel Mare Street, block 44, second district, Bucarest, Romania			70%
NP Lion Leasing & Consulting, Ltd.	Themistoclis Dervis Str., 4th floor, Office D4, P.O. Box 4185, 1702 Nicosia, Cyprus		70%
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Points Plus Punten S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0459349042	100%
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
PT Lion Super Indo	Jl. Ancol I n° 9-10, Ancol Barat, Jakarta 14430, Indonesia			51%
Redelcover S.A.	Avenue de la Gare 65, 1611 Luxembourg, Grand Duchy of Luxembourg			100%
Regab B.V.	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.			100%
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	V.A.T.**: FR 25.398.838.946		100%
Shop ‘N Save — Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
SID S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0441263688	100%
Sojesmi S.A.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0421326923	100%
Svemark B.V.	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
Super Dolphin S.A.	224 Stefan cel Mare Street, block 43, second district, Bucarest, Romania			70%
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland			100%
Trofo S.A.	81, Spata Ave., Gerakas, Athens, Greece			100%
Vadis S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels	C.R.*: 0424012437		100%
Wambacq & Peeters S.A.	Isidoor Crockaertstraat 25, 1731 Zellik	C.R.*: 0416980927	85%
Wintrucks S.A.	Isidoor Crockaertstraat 25, 1731 Zellik	C.R.*: 0437829789	20%	80%

II. Associated Companies

A. Accounted for at Equity		Share of capital
Debarry Center	Orange Park, Florida, U.S.A.	50%
Super Discount Markets, Inc.***	Thornton Road 420, Lithia Springs, GA 30057, U.S.A.	60%

(*) C.R.: Companies Register

(**) Value-added tax registration number
(***) In liquidation

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2003
PRESENTED TO THE ORDINARY GENERAL MEETING OF
DELHAIZE BROTHERS AND CO “THE LION”
(DELHAIZE GROUP) S.A.

To the shareholders,

As required by law and the articles of association, we have the honour to report on the conduct of the audit which you have confided to us.

We have audited the consolidated financial statements for the year ended 31 December 2003 which have been prepared under the responsibility of the Board of Directors and which show total assets of EUR 9,519,102,146 and a consolidated profit for the year then ended (Group share) of EUR 171,260,058. We have also examined the report of the Board of Directors on the consolidated accounts.

Unqualified opinion on the consolidated accounts

Our examination was made in accordance with the standards of the Belgian Institute of Registered Auditors. These professional standards require that our examination be organised and conducted in such a way as to enable us to obtain reasonable assurance that the consolidated accounts are free from material misstatement taking account of the legal and regulatory requirements applicable to consolidated accounts in Belgium.

In accordance with these standards, we have taken account of the administrative and accounting organisation of the Group, as well as its internal control systems. We have obtained all the explanations and information necessary for our examination. We have examined the documentation supporting the amounts presented in the consolidated accounts on a test basis. We have considered the appropriateness of the accounting and consolidation policies and of significant accounting estimates made by the Group, as well as the presentation of the consolidated accounts taken as a whole. We believe that these procedures provide a reasonable basis on which to express our opinion.

In our opinion, based upon our audit, the consolidated accounts for the year ended 31 December 2003 give a true and fair view of the Group’s net worth, financial position and the consolidated results of its operations for the year then ended, in accordance with the legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated accounts is adequate.

Additional attestation

Our report is complemented by the following attestation, the nature of which is not such as to modify our opinion on the consolidated financial statements:

The report of the Board of Directors includes the information required by law, and agrees with the consolidated financial statements.

Brussels, 10 March 2004

The Statutory Auditor,

DELOITTE & TOUCHE Reviseurs d’Entreprises SC s.f.d. SCRL Represented by James FULTON

Reconciliation of Belgian GAAP to US GAAP

The consolidated financial statements have been prepared in accordance with Belgian GAAP. Those principles differ in certain significant respects from US GAAP. These differences relate mainly to the items that are described below and are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity.

Items Affecting Net Income and Shareholders’ Equity

Goodwill
Amortization and Impairment of Goodwill and
Other Intangible Assets
Under Belgian GAAP, goodwill and other intangible assets are amortized over their useful lives, not to exceed forty years. Under US GAAP, Delhaize Group adopted Statement of Financial Accounting Standards (SFAS) N° 142, Goodwill and Other Intangible Assets (SFAS 142). Accordingly, Delhaize Group ceased amortizing goodwill and other intangible assets determined to have indefinite lives, which resulted in an adjustment of EUR 116.3 million on 2003 earnings, before tax. In addition, the annual impairment assessment of goodwill and other intangibles resulted, under US GAAP, in a before tax impairment charge of EUR 15.9 million related to the Mega Image goodwill. Under Belgian GAAP, impairment charges were recorded on Mega Image Goodwill (EUR 5.5 million) and Food Lion Thailand Goodwill and other intangible assets (EUR 3.2 million).

Under Belgian GAAP, prior to 1999, goodwill was amortized over its estimated useful life, not to exceed twenty years. From 1999 on, goodwill is amortized over its estimated useful life, not to exceed forty years. Under US GAAP, prior to the adoption of SFAS 142, goodwill was amortized over its useful life, not to exceed forty years. An adjustment is recorded relating to goodwill amortization recorded prior to 1999 for which the change in the Belgian GAAP policy was not in effect.

Share Exchange
The determination of the consideration given in connection with the Delhaize America share exchange in 2001 differed under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 each, representing the share price at the date when the share exchange took place (April 25, 2001). Under US GAAP, the shares were valued at EUR 52.31 each, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed (November 16, 2000). Also, certain transaction expenses (stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Stock option exercise expenses that were included in the consideration under Belgian GAAP were excluded under US GAAP. These differences in determining the amount of consideration affected the amount of goodwill recorded in the share exchange.

Purchase Accounting Adjustment
Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in a before tax adjustment of EUR 8.4 million relating to depreciation and amortization during 2003.

Subsidiary Treasury Shares
Under Belgian GAAP, Delhaize America’s stock repurchases that occurred between 1995 and 1999 and resulted in increases in the Group’s ownership are recognized as capital transactions. Under US GAAP, these acquisitions were accounted for under the purchase method of accounting, with recognition of goodwill.

Hannaford Acquisition
Under Belgian GAAP, the goodwill recognized upon acquisition of Hannaford in 2000 does not include the value of the options to acquire Hannaford common stock that were converted to options to acquire Delhaize America common stock. Under US GAAP, the value of these stock options is taken into account in the total estimated purchase price of Hannaford and the related goodwill.

Fixed Asset Accounting
Impairment of Long-Lived Assets
Under Belgian GAAP, non-cash charges for impairment are not recognized when they relate to Delhaize America stores that are not planned to be closed. Under US GAAP, Delhaize Group follows the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in its entirety, and these charges are recorded.

Revaluation Surpluses
Under Belgian GAAP, Delhaize Group records unrealized gains on the revaluation of certain subsidiaries’ assets in the revaluation reserves, which are classified in shareholders’ equity. Such revaluations are not permitted under US GAAP.

Lease Accounting
Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Under US GAAP, SFAS 13, Accounting for Leases, defines criteria for companies to evaluate whether, at inception of the lease, a lease should be accounted for as a capital lease or an operating lease. Accordingly, the Group has certain leases that are classified as operating leases under Belgian GAAP that are classified as capital leases under US GAAP.

Pensions
The Group sponsors defined benefit pension plans at certain of its subsidiaries. Such plans have been established in accordance with applicable legal requirements and customary practices in each country. Benefits are generally based upon compensation and years of service. Delhaize Group accounts for pension plans for its U.S. subsidiaries under the provisions of SFAS 87, Employees’ Accounting for Pensions (SFAS 87). For all other consolidated entities, pension plan contributions are expensed as contributions are made. Under US GAAP, pension plan obligations are calculated in accordance with the provisions of SFAS 87 for all the consolidated entities. Additionally, under Belgian GAAP, when Delhaize Group does follow the provisions of SFAS 87, changes to the minimum pension liability are recorded in “Prepayments and accrued income”. Under US GAAP, this amount is recorded in “Other comprehensive income”.

Foreign Currency Transactions
Under Belgian GAAP, the Group had deferred foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses were recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, the increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes.

Income Taxes
Under Belgian GAAP, Delhaize Group accounts for deferred income tax assets and liabilities for its U.S. subsidiaries under the provisions of SFAS 109, Accounting for Income Taxes (SFAS 109). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of these consolidated entities. Deferred income tax assets and liabilities are not calculated on tax-exempt reserves and tax loss carryforwards. Under US GAAP, all subsidiaries of Delhaize Group are accounted for under the provisions of SFAS 109.

Dividends and Directors’ Remuneration
Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the General Meeting of Shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Under Belgian GAAP, the directors’ remuneration is considered a distribution of profits, similar to a dividend to shareholders, and is recorded as a charge to retained earnings. Under US GAAP, such remuneration is considered compensation expense.

Derivative Instruments
Under US GAAP, Delhaize Group follows the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to account for derivative instruments such as interest rate swaps or cross currency swaps. Additionally, under Belgian GAAP, the loss (net of tax) related to the interest-rate lock agreements that were entered into prior to the bond issues related to the acquisition of Hannaford, was classified in the balance sheet caption “Prepayments and accrued income”. Under US GAAP, this loss was classified in the balance sheet caption “Other comprehensive income”, which is part of shareholders’ equity.

Stock Based Compensation
Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion (APBO) N° 25, Accounting for Stock Issued to Employees, for grant of shares, stock options and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America’s restricted stock plans and Delhaize Group’s stock option plans. In addition, expenses recorded in Belgian GAAP to recognize the difference between the market price of a share and its exercise price when stock options are exercised, are reversed for US GAAP. The Delhaize America share exchange resulted in a new measurement date for the Delhaize America’s stock option and restricted stock plans. As a result, a one-time, non-cash compensation expense of EUR 13.1 million pre-tax was recorded in 2001 under US GAAP.

Treasury Shares
Under Belgian GAAP, treasury shares are classified in the balance sheet caption “Short-term investments” and are subject to a valuation allowance when the share price at the reporting date is lower than the acquisition price. Under US GAAP, treasury shares are deducted from shareholders’ equity in the captions “Capital” and “Additional Paid in Capital” and are maintained at cost.

Inventories
Under Belgian GAAP, amounts received from suppliers for in-store promotions and co-operative advertising are recognized when the activities required by the supplier are completed. Under US GAAP, Delhaize Group adopted the Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received” in 2003. EITF issue No. 02-16 directs that cash consideration received from a vendor should be presumed to be a reduction of inventory, and recognized in cost of sales when the product is sold, unless it is a reimbursement of specific costs incurred in advertising the vendor’s products. The resulting before tax adjustment was EUR 15.9 million.

Other Items
Other items include adjustments to record differences between Belgian GAAP and US GAAP for interest cost capitalization, software development cost capitalization, accounting for security investments and accounting for a highly inflationary country (Romania).

Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows*:

(in thousands of EUR)	2003	2002	2001
Net income in accordance with Belgian GAAP	171,260	178,307	149,420

Items having the effect of increasing (decreasing) reported net income:
Goodwill	103,564	95,019	10,673
Fixed asset accounting	(365)	521	(6,339)
Lease accounting	362	1,617	3,029
Pensions	3,368	4,370	(1,569)
Foreign currency transactions	—	8,130	2,504
Income taxes	(1,296)	(641)	6,168
Directors’ remuneration	(690)	(601)	(1,106)
Derivate instruments	4,742	(772)	(970)
Treasury shares	(7,272)	12,168	1,517
Stock based compensation	(5,027)	(2,946)	(19,514)
Inventories	(15,912)	—	—
Other items	418	1,596	184

Total US GAAP adjustments before tax effects	81,892	118,461	(5,423)

Tax effects of US GAAP adjustments	(10,264)	(9,359)	4,049

Net income in accordance with US GAAP	242,888	287,409	148,046

	December 31,
(in thousands of EUR)	2003	2002	2001
Shareholders’ equity in accordance with Belgian GAAP	3,333,941	3,528,741	3,716,037

Items having the effect of increasing (decreasing) reported shareholders’ equity:
Goodwill	124,968	21,698	(38,024)
Fixed asset accounting	(28,397)	(29,758)	(32,695)
Lease accounting	2,958	2,596	979
Pensions	(38,434)	(50,014)	(36,801)
Income taxes	(17,349)	(16,828)	(16,315)
Dividends and directors’ remuneration	92,738	81,306	133,046
Derivative instruments	(53,810)	(78,054)	(102,900)
Treasury shares	(12,938)	(5,942)	(17,444)
Inventories	(15,174)	—	—
Other items	7,946	6,941	4,703

Total US GAAP adjustments before tax effects	62,508	(68,055)	(105,451)

Tax effects of US GAAP adjustments	63,480	94,056	71,611

Shareholders’ equity in accordance with US GAAP	3,459,929	3,554,742	3,682,197

(*)	Certain prior year amounts have been reclassified to conform to the current year presentation.

Summary Statutory Accounts of Delhaize Group SA

The summarized annual statutory accounts of Delhaize Group SA are presented below. In accordance with the Belgian Company Code, the unabbreviated annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be deposited at the Banque Nationale de Belgique (National Bank of Belgium). These documents are also available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles
A complete description of the accounting principles is included in the notes to the consolidated accounts. The only differences relate to tangible and financial fixed assets:

1)	Tangible fixed assets are recorded at cost price or agreed capital contribution value on the balance sheet. Assets held under capital leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the reimbursement of the capital value of the asset.

Depreciation rates are applied on a straight line basis at the rates admissible for tax purposes:

Land:	0.00% /year
Buildings:	5.00% /year
Distribution centres:	3.00% /year
Sundry installations:	10.00% /year
Plant, equipment:	20.00% /year
Equipment for intensive use:	33.33% /year
Furniture:	20.00% /year
Motor vehicles:	25.00% /year

2)	Financial fixed assets are valued at their cost price, less any amounts previously written off.

At the end of the financial year, an individual valuation is made for each security held in “Financial fixed assets”, so as to reflect as accurately as possible the situation, profitability and prospects of the company concerned.

The valuation method is chosen objectively, taking into account the nature and characteristics of the security. It can be based on one or other of the traditional bases used for such valuations, or on the appropriately weighted average of several of them.

Generally, it is the net value of the asset, adjusted as required to reflect underlying appreciation, which is used.

For foreign investments, the valuation is based on the exchange rates applicable at the end of the financial year. The valuation method thus adopted for a security is used consistently from one financial year to the next, except, of course, in the event of a change in circumstances rendering its continued use inadmissible.

Should this valuation show a long-term loss of value in relation to its cost, the book value of the investment is reduced by an amount equal to the long-term portion of the estimated impairment.

3)	Summary of the net earnings per share of Delhaize Group SA

	2003	2002	2001
Net earnings per share	0.88	1.60	1.78

4)	Summary Company Accounts of Delhaize Group SA

Balance Sheet	(in thousands of EUR)
	2003	2002
Fixed assets	4,289,673	4,142,116
Establishment costs	340	403
Intangible fixed assets	3,393	917
Tangible fixed assets	287,442	281,256
Financial fixed assets	3,998,498	3,859,540

Current assets	631,740	694,098
Long-term trade receivables	—	—
Inventories and work in process	255,686	250,071
Short-term receivables	304,526	376,098
Short-term investments	9,467	4,026
Cash and bank	53,897	55,086
Prepayments and accrued income	8,164	8,817

Total assets	4,921,413	4,836,214

LIABILITIES	2003	2002
Shareholders’ equity	2,815,496	2,818,286
Capital	46,312	46,196
Distributable reserves	16,498	16,141
Other reserves	2,689,446	2,680,861
Profit carried forward	63,240	75,088

Provisions and deferred taxation	6,755	3,411

Financial liabilities	1,306,697	1,279,596
After one year	834,629	728,254
Within one year	472,068	551,342

Trade creditors	552,470	518,182

Other liabilities	239,995	216,739
Other liabilities within one year	225,294	201,968
Accruals and deferred income	14,701	14,771

Total liabilities	4,921,413	4,836,214

Income Statements	(in thousands of EUR)
	2003	2002
Operating income	3,701,591	3,438,028
Sales	3,661,610	3,409,448
Other operating income	39,981	28,580

Operating expenses	(3,559,176)	(3,343,299)
Merchandise and consumables	2,806,264	2,624,175
Salaries, social security and pensions	469,235	450,531
Other operating expenses	283,677	268,593

Operating profit	142,415	94,729
Income from financial fixed assets	30,109	146,489
Net financial expense	(56,206)	(81,219)

Current profit before taxation	116,318	159,999
Exceptional income	241	932
Exceptional expenses	(6,839)	(1,242)

Current year profit before taxation	109,720	159,689
Transfer (-) to release (+) from deferred taxes	10	16
Current taxation	(28,150)	(12,105)

Financial year results	81,580	147,600
Transfer (-) to/ release (+) from tax-exempt reserves	12	26

Financial year results to be appropriated	81,592	147,626

Appropriation of Profit	(in thousands of EUR)
	2003	2002
Profit carried forward from previous year	75,088	9,368
Transfer to legal reserve	(12)	—

Profit to carry forward	(63,240)	(75,088)

Dividends to shareholders	(92,738)	(81,305)

Directors’ share of profit	690)	(601)

Share Capital	(in thousands of EUR)	Number of Shares
Share capital
Shares in issue
• At the end of the previous year	46,196
• Issue of new shares	116
• At the end of the financial year	46,312
Analysis of share capital
Class of shares
• Ordinary shares of no par value	46,312	92,624,557
Registered shares or bearer shares
• Registered		4,556,566
• Bearer		88,067,991

Treasury shares held by
• The company itself		232,200
• Its subsidiaries		86,690

Commitments to issue new shares
On the exercise of subscription rights
• Number of subscription rights in issue		5,189,744
• Amount of capital to be subscribed	2,595
• Corresponding maximum number of shares to be issued		5,189,744

Unissued authorized capital	43,204	86,407,083

TEN-YEAR FINANCIAL OVERVIEW

	2003	2002	2001	2000
Results of Operations
Sales	18,820	20,688	21,396	18,168
Operating profit	809	807	921	739
Operating margin	4.3%	3.9%	4.3%	4.1%
Income before taxes	306	339	361	402
Income taxes	(131)	(160)	(192)	(146)
Effective tax rate	42.9%	47.0%	53.2%	36.3%
Net earnings	171	178	149	161
Financial Position
Total assets	9,519	10,840	12,086	10,398
Group equity (incl. minorities)	3,369	3,563	3,752	2,874
Total debt	3,550	4,316	5,168	4,862
Net debt	3,025	3,898	4,776	4,589
Return on equity (net earnings)(1)	5.0%	4.9%	5.9%	13.1%
Net debt to equity	90%	109%	127%	160%
Per Share Information
Net earnings(2)(6)	1.86	1.94	1.88	3.09
Gross dividend	1.00	0.88	1.44	1.36
Net dividend(3)	0.75	0.66	1.08	1.02
Pay-out ratio (net earnings)(4)	54.6%	45.6%	89.0%	78.6% (5)
Shareholders’ equity(7)	35.99%	38.19%	40.22	26.23
Other Information
Capital expenditures	448	635	554	545
Depreciation and amortization	(624)	(725)	(719)	(506)
Net financial result	(359)	(455)	(464)	(296)
Net exceptional result	(145)	(13)	(96)	(41)
Weighted average number of shares (thousands)	92,097	92,068	79,494	52,023
Number of associates	141,711	143,894	146,785	152,489
USD/EUR rate (at year-end)	1.2629	1.0487	0.8813	0.9305
USD/EUR rate (average)	1.1312	0.9456	0.8956	0.9217

(1)	Return on equity (earnings before goodwill and exceptionals) was 11.3% in 2003, 9.3% in 2002 and 13.3% in 2001.

(2)	Earnings before goodwill and exceptionals were EUR 4.20 in 2003, EUR 3.63 in 2002 and EUR 4.21 in 2001.

(3)	After deduction of 25% Belgian withholding tax.

(4)	Pay-out ratio (earnings before goodwill and exceptionals) was 24.2% in 2003, 24.2% in 2002 and 39.2% in 2001.

(5)	Including the dividend payable to new shares issued in the context of the Delhaize America share exchange. Excluding these payments, the pay-out ratio amounted to 44.6% on reported earnings.

(6)	Calculated using the average number of shares.

(7)	Calculated using the number of shares outstanding at year-end.

(EUR in millions, except per share amounts)
1999	1998	1997	1996	1995	1994
14,310	12,912	12,608	10,222	9,134	9,440
648	573	511	414	339	357
4.5%	4.4%	4.1%	4.0%	3.7%	3.8%
511	455	337	331	274	282
(190)	(162)	(124)	(129)	(105)	(105)
37.1%	35.6%	36.8%	38.8%	38.3%	37.2%
170	149	122	108	93	100
5,728	4,541	4,487	3,989	2,921	2,928
1,991	1,742	1,570	1,286	1,084	1,088
1,770	1,135	1,377	1,276	687	713
1,404	881	1,158	1,042	550	518
17.0%	17.0%	15.9%	16.7%	15.8%	17.2%
71%	51%	75%	82%	51%	48%
3.27	2.87	2.36	2.09	1.82	1.94
1.24	1.12	0.99	0.89	0.83	0.77
0.93	0.84	0.74	0.67	0.62	0.57
38.5%	39.7%	42.7%	43.6%	46.3%	40.6%
20.87	17.54	16.23	13.52	11.58	11.40
525	451	444	354	257	173
(328)	(295)	(294)	(188)	(163)	(167)
(140)	(117)	(133)	(82)	(64)	(75)
3	(1)	(41)	(1)	(2)	-
51,983	51,824	51,717	51,603	51,303	51,291
124,933	118,942	107,208	94,360	89,702	84,060
1.0046	1.1710	1.0927	1.2604	1.3701	1.2671
1.0654	1.1111	1.1275	1.3028	1.3678	1.2060

Additional Information

Reference Document for Public Offers of Securities

On March 22, 2004, the Belgian Banking, Finance and Insurance Commission authorized Delhaize Group SA to use the present annual report as a reference document each time it publicly offers securities pursuant to the Belgian law of April 22, 2003, relating to public offerings of securities, through the procedure of dissociated information, and this until publication of its next annual report. In the context of this procedure, a transaction note needs to be attached to the annual report. The annual report together with the transaction note constitute the prospectus pursuant to the requirements of Chapter IV of the Belgian law of April 22, 2003. In accordance with Article 14 of the Belgian law of April 22, 2003, this prospectus must be submitted to the Banking, Finance and Insurance Commission for its approval.

Legal Form of the Company

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

Corporate Purpose
Article Two of the Articles of Association:

The corporate purpose of the Company is the trade of durable or nondurable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities.

The Company may carry out in Belgium or abroad all industrial, commercial, movable property, real estate or financial transactions that favor or expand directly or indirectly its industry and trade.

It may acquire an interest, by any means whatsoever, in all businesses, corporations, or enterprises with an identical, similar or related corporate purpose or which favor the development of its enterprise, acquire raw materials for it, or facilitate the distribution of its products.

Appropriation of Available Profit for Fiscal Year 2003

The following appropriation of the available profit of EUR 81.6 million of the Company will be proposed to the Ordinary Shareholders’ Meeting:

1.	EUR 11.8 million to be drawn from the profit carried forward from the previous year.

2.	EUR 0.012 million to be transferred to the legal reserve.

3.	At the Ordinary General Meeting to be held on May 27, 2004, the Board of Directors will propose the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, i.e. March 10, 2004, will therefore amount to EUR 92.7 million

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan further detailed on page 70, the Company might have to issue new shares, coupon no. 42 attached, between the date of adoption of the annual accounts by the Board of Directors, i.e. March 10, 2004, and the date of their approval by the Ordinary General Meeting of May 27, 2004.

The Board of Directors will communicate at the Ordinary General Meeting of May 27, 2004, the aggregate number of shares entitled to the 2003 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2003 will be modified accordingly.

The maximum number of shares which could be issued between March 10, 2004, and May 27, 2004 assuming that all vested options and warrants were to be exercised is 2,383,110. This would result in an increase in the dividend to be distributed, and the corresponding decrease in profit carried forward would be EUR 2.4 million.

4.	EUR 0.7 million to be paid as directors’ share of profit.

Capital

As of December 31, 2003, Delhaize Group SA had capital of EUR 46,312,278.50, represented by 92,624,557 ordinary shares of no nominal value. At the end of 2002, the capital of Delhaize Group SA was EUR 46,196,352, represented by 92,392,704 ordinary shares.

Delhaize Group offers stock-related incentive plans to certain of its management associates. For associates of its non-U.S. operating companies, Delhaize Group offers stock option plans (SOP) and warrant plans. For associates of its U.S.-based companies, the incentive plans are based on options, warrants or restricted stock.

Under the warrant plans, the exercise by the associate results in the creation of new shares and, as a consequence, in a dilution of current shareholdings. As the stock option plans and the restricted stock plans are based on existing shares, no dilution will occur due to exercises under these plans.

Prior to the adoption of the 2002 Incentive Plan, Delhaize America sponsored a stock incentive plan. As of December 31, 2003, there were options outstanding to acquire 536,435 ADRs under the Delhaize America 2000 Stock Incentive Plan, which had not been transferred to the 2002 Incentive Plan.

Prior to the adoption of the 2002 Incentive Plan, Delhaize America’s stock incentive plan also provided for restricted stock grants, primarily for officers and employees. The grants of restricted stock generally were made to executive officers and normally 25% of the grant would become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2003, there were grants for 52,772 restricted ADRs outstanding under this plan, which had not been transferred to the 2002 Incentive Plan.

On December 31, 2003, there were 1,268,975 exercisable warrants under the 2002 incentive plan, at an exercise price below USD 51.04 (the closing price of Delhaize Group’s ADRs on that date). The 2002 incentive plan provides that the subscription price of new shares issued when warrants are exercised is partially funded by Delhaize America in the name and for the account of the optionees. When new shares are issued, the accounts “capital” and “share premium” are increased in total by the subscription price, while the amount funded by Delhaize America (“the spread”) is deducted from the caption “consolidated reserves.” If all exercisable warrants had been exercised as of December 31, 2003, the total capital and share premium would have been increased by EUR 51.8 million and the Group reserves would have decreased by EUR 6.5 million due to the spread.

Incentive Plans Adopted by the Company Based on Delhaize Group Equity

Plan	Effective	Type of Award	Number of	Number of Shares	Exercise	Number of	Exercise Period
	Date of Grants		Shares Underlying	Underlying Awards	Price	Beneficiaries	(as Applicable)**
			Awards Issued	Outstanding		(at the Moment
				Dec. 31, 2003		of Issuance)

Plans for Management Associates of non-U.S. Operating Companies

2003 Stock Option Plan	June 2003	Stock Options	379,200	379,200	EUR 25.81	514	Jan. 1, 2007 — June 24, 2010

2002 Stock Option Plan	June 2002	Stock Options	158,300	158,100	EUR 54.30	425	Jan. 1, 2006 — June 5, 2012*

2001 Stock Option Plan	June 2001	Stock Options	134,900	133,900	EUR 64.16	491	Jan. 1, 2005 — June 4, 2011*

2000 Warrant Plan	May 2000	Warrants	115,000	114,200	EUR 63.10	461	Different exercise periods between June 2004 and Dec. 2009*

* In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few of the beneficiaries who did not agree to extend the exercise period of their options and/or warrants are still bound by the initial expiration of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 SOP), June 4, 2008 (under the 2001 SOP) and December 2006 (under the 2000 Warrant Plan) respectively.

Plans Mainly for Management Associates of Delhaize America and U.S. Subsidiaries

2002 Restricted Stock Unit Plan	May 2003	Restricted ADRs	249,247	243,762	Not applicable	185	25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant

	May 2002	Restricted ADRs	120,906	91,685	Not applicable	140	25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant

2002 Incentive Plan	May 2003	Warrants	2,132,043	2,024,450	USD 28.91	5,301	Exercisable until 2013
	May 2002	Warrants	3,853,578*	3,051,094	USD 44.86	5,328	Exercisable until 2012

2000 Stock Incentive Plan	Various	Stock options	700,311	536,435	USD 10.85-	4,497	Various
					USD 63.28

	Various	Restricted ADRs	342,771	52,772	Not applicable	128	25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant

*: Out of the 3,853,578 warrants issued, 1,793,825 are newly issued warrants. The other 2,059,753 represent outstanding stock options previously issued under Delhaize America’s 2000 Stock Incentive Plan and transferred to the Delhaize Group 2002 Stock Incentive Plan (the “2002 Incentive Plan”) in connection with the share exchange with Delhaize Group.
**: Vesting period for restricted ADRs under the 2002 Restricted Stock Unit Plan and the 2002 Incentive Plan.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group SA may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group SA or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46.2 million corresponding to approximately 92.4 million shares. At the end of 2003, the Board of Directors had, after different uses of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 43.2 million corresponding to approximately 86.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group SA may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 23, 2002. It may be renewed under the terms and conditions provided for by law.

Authorized Capital - Status		Maximum Number of Shares	Maximum Amount (excl. Share Premium) in EUR

Authorized Capital as approved at the May 23, 2002 General Meeting		92,392,704	46,196,352.00

May 22, 2002	Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan maximum shares/capital to be issued upon exercise	-3,853,578	-1,926,789.00

May 22, 2003	Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan maximum shares/capital to be issued upon exercise	-2,132,043	-1,066,021.50

Balance of remaining authorized capital as of December 31, 2003		86,407,083	43,203,541.50

Acquisition and Transfer of Own Shares

The Extraordinary General Meeting held on May 23, 2002, authorized the Board of Directors of Delhaize Group SA to purchase Delhaize Group shares, for a period of three years expiring in June 2005, when such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group SA.

In the absence of any threat of serious and imminent damage, the Board of Directors was also authorized on May 22, 2003 for a period of 18 months expiring in November 2004 to purchase a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150.

In 2003, Delhaize Group repurchased 63,900 of its own shares (incl. ADRs) and released 80,314 of its own shares (incl. ADRs) primarily in connection with the stock options it issued. At the end of 2003, Delhaize Group owned 318,890 treasury shares (incl. ADRs).

Consultation of the Issuer’s Documents

The public documents concerning the issuer can be consulted at the registered office (rue Osseghemstraat 53, 1080 Brussels - Belgium).

In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., U.S.A. 20549. Copies of this information can be obtained from the public reference room of the SEC at prescribed rates. You may call the SEC at 1 (800) SEC-0330 for further information regarding the operation of the public reference room. Also, the SEC maintains a web site at http://www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC.

Delhaize Group makes available free of charge, on or through the shareholder information section of Delhaize Group’s web site (http://www.delhaizegroup.com/en/in_stock.asp), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.

ADRs of Delhaize Group are listed on the New York Stock Exchange under the symbol “DEG,” and its reports and other information can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, U.S.A. 10005.

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Recent Capital Increases	Capital	Share Premium Account	Number of Shares

Capital on December 31, 2000	26,015,862.50	26,232,228.26	52,031,725

Increase in capital on April 25, 2001	20,089,572.50	2,229,955,551.09	40,179,145
Increase in capital on April 25, 2001	2,200.00	194,131.67	4,400
Increase in capital on May 29, 2001	1,192.00	119,308.41	2,384
Increase in capital on June 25, 2001	87,525.00	7,723,352.07	175,050
Capital on December 31, 2001	46,196,352.00	2,264,224,571.50	92,392,704

Capital on December 31, 2002	46,196,352.00	2,264,224,571.50	92,392,704

Increase in capital on October 3, 2003	24,224.00	1,325,209.06	48,448
Increase in capital on November 20, 2003	91,702.50	7,617,941.78	183,405
Capital on December 31, 2003	46,312,278.50	2,273,167,722.34	92,624,557

Management Structure (overview on December 31, 2003)

Board of Directors

Baron de Vaucleroy	Chairman
Pierre-Olivier Beckers	President, Chief Executive Officer and Director
Baron de Cooman d’Herlinckhove	Director
Count de Pret Roose de Calesberg	Director
William G. Ferguson	Director
Count Goblet d’Alviella	Director
Baron Jacobs	Director
Robert J. Murray	Director
William L. Roper, MD	Director
Didier Smits	Director
Philippe Stroobant	Director
Frans Vreys	Director

Jean-Claude Coppieters ‘t Wallant	Secretary

Honorary Members Board of Directors

Chevalier Guy Beckers	Honorary Chairman and Chief Executive Officer
Henry Stroobant	Honorary Chairman and Director
Frans Vreys	Honorary Chairman
Jacques Boël	Honorary Director
Roger Boin	Honorary Director
Raymond-Max Boon	Honorary Director
Jacques Le Clercq	Honorary Director
Chevalier Philippe van der Plancke	Honorary Director
Mrs Victor Wolff-Vieujant	Honorary Director

Statutory Auditor

Deloitte & Touche Réviseurs d’Entreprises SC s.f.d. SCRL
represented by James Fulton

Executive Committee

Pierre-Olivier Beckers	President and Chief Executive Officer
Rick Anicetti	Executive Vice President, Chief Executive Officer of Food Lion
Renaud Cogels	Executive Vice President, Chief Executive Officer of Delhaize Europe
Jean-Claude Coppieters ‘t Wallant	Executive Vice President, General Secretary
Arthur Goethals	Executive Vice President, Chief Executive Officer of Delhaize Belgium
Ron Hodge	Executive Vice President, Chief Executive Officer of Hannaford
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, General Counsel

Honorary Member Executive Committee

Pierre Malevez	Honorary member of the Executive Committee

Biographies of the members of the Board of Directors and the Executive Committee can be found on Delhaize Group’s website, www.delhaizegroup.com

Delhaize Group Corporate

Pierre-Olivier Beckers	President and Chief Executive Officer
Jean-Claude Coppieters ‘t Wallant	Executive Vice President, General Secretary
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, General Counsel
Michel Eeckhout	Senior Vice President, Chief Information Officer
Joyce Wilson-Sanford	Senior Vice President, Strategic Organizational Development
Johan De Lille	Vice President, Controller
Guy Elewaut	Vice President, Investor Relations and Corporate Communications
Art Goss	Vice President, Internal Audit
Christine Hariga	Vice President, Risk Management
Richard James	Vice President, Finance
Baudouin van der Straten Waillet	Assistant General Counsel, Vice President, Government Affairs
Agnès Bonfond	Director, Global Knowledge Management
Kim Bridgham	Director, International Accounting
Keith Cunningham	Director, Tax
Jan De Bruycker	Director, Corporate Human Resources Development
Michel Duchâteau	Director, Corporate Accounting
Marc Hubrecht	Director, Accounting Consolidation

Delhaize America

Pierre-Olivier Beckers	President and Chief Executive Officer
Paul Fritzson	Executive Vice President, Strategy and Finance
Carol Herndon	Executive Vice President, Accounting and Analysis
Michael Waller	Executive Vice President, General Counsel and Secretary

Food Lion

Rick Anicetti	President and Chief Executive Officer
R. Glenn Dixon, Jr.	Senior Vice President, Corporate Development and Harveys
Cathy D. Green	Senior Vice President, Fresh Merchandising, Distribution and Quality Assurance
Michael J. Haaf	Senior Vice President, Sales, Marketing and Business Strategy
Margaret M. Ham	Senior Vice President, Dry Merchandising
L. Darrell Johnson	Senior Vice President, Human Resources
Terry E. Morgan	Senior Vice President, Information Technology and Chief Information Officer
Elwyn G. Murray III	Senior Vice President, Retail Operations-North
Cindy A. Schlaepfer	Senior Vice President, Retail Operations-South
William F. Arnold	Vice President, Meat Merchandising
David G. Biery	Vice President, Marketing
Lewis O. Campbell	Vice President, Dry Category Management
Robert J. Canipe	Vice President, Business Strategy
James Corby	Vice President, Produce Merchandising
Gaelo de la Fuente	Vice President, Deli, Bakery and HMS Merchandising
James E. Egan Jr.	Vice President, Operations-Atlantic Division

G. Linn Evans	Vice President, Legal Affairs
Gene D. Faller	Vice President, Dry Category Management
Patricia G. Fulcher	Vice President, Associate Services
Dwayne R. Gilley	Vice President, Operations-Northern Division
Scott A. Harrison	Vice President, Merchandising Services
Dennis L. McCoy	Vice President, Distribution
John Kyle Mercer	Vice President, Retail Services
Mark R. Messier	Vice President, Operations-Central Division
Randall S. Miller	Vice President, Operations-Western Division
R. Kyle Mitchell	Vice President, Construction and Engineering
Dewey R. Preslar, Jr.	Vice President, Risk Management/Loss Prevention
Thomas J. Robinson	Vice President, Operations-Southern Division
Robert J. Stapleton	Vice President, Organizational Development and Corporate Recruiting
W. Geoffrey Waldau	Vice President, Dry Category Management
Eric N. Watson	Vice President, Diversity and Inclusion

Hannaford

Ron Hodge	President and Chief Executive Officer
Arthur A. Aleshire	Senior Vice President, Corporate Development
Garrett D. Bowne IV	Senior Vice President, Finance and Analysis
Emily D. Dickinson	Senior Vice President, Legal and Government Affairs
Mark R. Doiron	Senior Vice President, Merchandising and Distribution
William L. Homa	Senior Vice President and Chief Information Officer
Beth M. Newlands Campbell	Senior Vice President, Business Strategy and Retail Operations
Bradford A. Wise	Senior Vice President, Human Resources
Steven H. Brinn	Vice President, Research
Karen M. Fernald	Vice President, Perishable Merchandising
Marty T. Greeley	Vice President, Government Relations
Gerry G. Greenleaf	Vice President, Distribution
Michael A. Harris	Vice President, Retail Services
Charles R. Hurdman	Vice President, Marketing
Denis Knoops	Vice President of Delhaize Group Vice President, Growth Strategy
Karen L. Mank	Vice President, Compensation and Associate Wellness
Tod Pepin	Vice President, Non-Perishables Merchandising

Harveys

J. H. Harvey, Jr.	Vice-Chairman Emeritus
W. Benny Ensley	Chief Operating Officer
Barry L. Robinson	Executive Vice President

Kash n’ Karry

Shelley G. Broader	President and Chief Operating Officer
Michael T. Vail	Vice President, Retail Operations
Steve Campbell	Vice President, Human Resources
Craig Geer	Vice President, Merchandising
Stephen Smith	Vice President, Marketing

Delhaize Europe

Renaud Cogels	President and Chief Executive Officer
Xavier Diers	Vice President, European Buying
Luc Koenot	Vice President, Supply Chain and IT
Willy Touquet	Vice President, Supply Chain Advisor
Baudouin Van Eeckhout	Vice President, Technical and Indirect Procurement

Delhaize Belgium (on Feb. 1, 2004)

Arthur Goethals *	Chief Executive Officer
Claude Allard *	Executive Vice President, Human Resources and Legal
Philippe Brunelli *	Senior Vice President, Marketing and Technical
Jean-Thomas Geelhand *	Senior Vice President, Procurement
Marc Goossens *	Senior Vice President, Business Development
Guy Jourquin *	Senior Vice President, Planning, Accounting, Administration and Security, Experts (Di and Tom&Co)
David Vander Schueren *	Senior Vice President, Logistics, IT and Supply Chain
Mark Verleye *	Senior Vice President, Sales Operations
Catherine Alexandre	Vice President, Corporate and Strategy Communication
Thierry Gaye	Vice President, Sales Supermarkets Southern Area
Jef Kempenaers	Vice President, Sales Supermarkets Northern Area
Peter Muylaert	Vice President, Business Development
Stephane Seghers	Vice President, Logistics
Xavier Ury	Vice President, Development Procurement and Industrial
Willy Van Daele	Vice President, Wholesale
Bauduin Auquier	Senior Director, Human Resources, Remuneration and Social Affairs
Juan de Meeûs d’Argenteuil	Senior Director, Merchandising
Willy Lambrechts	Senior Director, Retail Services
Désiré Maeck	Senior Director, Administration and Security
Michel Zajusz	Senior Director, Tom&Co

*	Member Management Board

Alfa-Beta

Raphael Moissis	Chairman
George Anagnostopoulos	Deputy Chairman
Kostas Macheras*	General Manager
Nikos Iossipou*	Executive Director, Supply Chain
Maria Kuhkalani*	Executive Director, Finance
Dimitris Printzios*	Executive Director, Retail Operations
Leonidas Vrettakos*	Executive Director, Commercial
Petros Trahanas*	Executive Director, Business Development
Vassilis Stavrou*	Executive Director, Human Resources
Dimitris Maniadakis	Director, Information Technology
Dimitris Koliolios	Director, Development and Technical Support
Spyros Kyrousis	Director, Internal Audit

*	Member Steering Committee

Delvita

Jiri Charvat*	General Director
Jiri Dvorak*	Executive Director, Strategic Development and Expansion
Miroslav Hanousek*	Executive Director, Finance
Erikjan Lantink*	Executive Director, Operations and Sales Development
François Valdivieso*	Executive Director, Purchasing
Marina Vankova*	Executive Director, Human Resources
Petr Hlad	Director, Distribution
Miroslav Sejdl	Manager, IT and Supply Chain Development

*	Member Steering Committee

Mega Image

John Kyritsis	General Manager
Lucian Savu	Director, Human Resources
Bart Van De Velde	Director, Commercial
Thanasi Spiropoulos	Director, Buying
Mircea Moga	Director, IT

Delhaize Asia

Dirk Van den Berghe	Vice President of Delhaize Group, Chief Executive Officer
Peter Brodbeck	Vice President, Finance, Administration and Legal
Kamonwan Khamching	Director, Human Resources and Organizational Development
Christian Van Schoote	Director, Supply Chain and Strategic Planning
Gérald Walewijk	Director, Administration and Legal Affairs

Food Lion Thailand

Marc Debussche	Country Manager
Bundit Chunthasumetee	Executive Director, Business Development
Marc Mathues	Executive Director, Operations
Phannipa Panprasert	Executive Director, Finance and Accounting
Choochart Mahawansu	Director, Human Resources

Super Indo

Sugiyanto Wibawa	Executive Director
Elliot Dickson	Director, Operations
Christian Van Schoote	Director, Buying
Lany S. Budianto	Senior Manager, Financial and Accounting
Melanie Dharmosetio	Senior Manager, Marketing
Chuanny Kwandou	Senior Manager, Operations
Ferdinandus Wijaya	Senior Manager, Planning and Development

Corporate Governance

High standards of integrity and corporate governance are important principles governing the conduct of Delhaize Group. Over the past years, Delhaize Group has taken significant steps voluntarily to improve its corporate governance practices by, among other things, forming an Audit Committee, a Governance Committee and a Compensation Committee and strengthening its internal audit function. The Board of Directors continues to proactively discuss and carefully monitor new developments in the international corporate governance landscape.

Organization of the Board of Directors

In accordance with Belgian law and its Articles of Association, Delhaize Group SA is managed by a Board of Directors, which met seven times in 2003. Subject to appropriately justified exceptions, all directors are present at the meetings of the Board of Directors. In accordance with the Articles of Association, the decisions of the Board are taken by a majority of votes present or represented at such meetings.

At the scheduled meetings of the Board of Directors, the Chief Executive Officer presents a report on the results of the Company’s operations and the most recent financial statements are discussed. The Chief Executive Officer develops the strategy of the Company with senior management and presents such strategy for discussion and approval by the Board of Directors. The Board of Directors reviews and approves the annual budget for the following fiscal year. In addition, the Board makes decisions on major acquisitions and divestitures as well as major financing matters.

Annually, the Board of Directors prepares according to the Belgian law, a report on the Company. The Board also publishes regularly press releases on the financial results of the Company and on specific subjects as necessary.

Each member of the Board of Directors has a general investigative power regarding the Company. They can, among other activities, make inquiries of, and obtain advice from, the management.

Composition of the Board of Directors

On December 31, 2003, the Board of Directors of Delhaize Group consisted of 12 members, including 11 non-executive directors and one executive director. The Board of Directors elects a Chairman from among its members. The duties of Chairman of the Board and Chief Executive Officer are carried out by different individuals.

Each of the eleven non-executive directors qualifies as an independent director under the rules of the New York Stock Exchange. Four non-executive directors and the executive director are members of different family branches descended from the founders of the Company, as shown in the table below. The Board of Directors will propose to the Ordinary General Meeting of May 27, 2004 that the shareholders designate all Directors, with the exception of the President and Chief Executive Officer, Pierre-Olivier Beckers, as independent Directors satisfying the criteria set by the Belgian law on corporate governance.

On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Ordinary General Meeting. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, was set at three years. The age limit of directors set by the Board is 70 years for the Chairman and the directors and 65 years for the Chief Executive Officer. The age limit is 75 years for those directors who were initially appointed before 1999 and for one of the directors appointed as part of the share exchange with Delhaize America in 2001.

For fiscal year 2003, the Board of Directors of Delhaize Group will propose at the Ordinary General Meeting of May 27, 2004 that the aggregate directors’ share of profit be fixed at EUR 690,192, a 14.8% increase over the prior year. The director who served as executive is compensated for his service as executive. An aggregate amount of EUR 220,000 was paid for fiscal year 2003 by subsidiaries of Delhaize Group to Delhaize Group directors who serve on the board of wholly owned subsidiaries. No other remuneration or advantage in their capacity of Board members is associated with the directors’ appointments. No loans or guarantees have been extended by Delhaize Group to members of the Board.

Name	Age (*)	Position	Since	Term Expires	Status (**)
Baron de Vaucleroy	70	Chairman	May 1980	2004	1,2
Pierre-Olivier Beckers	44	President, Chief Executive Officer & Director	May 1995	2006	1,3
Baron de Cooman d’Herlinckhove	70	Director	May 1973	2006	1,2
Count de Pret Roose de Calesberg	59	Director	May 2002	2005	2
William G. Ferguson	76	Director	May 2001	2004	2
Count Goblet d’Alviella	55	Director	May 2001	2004	2
Baron Jacobs	63	Director	May 2003	2006	2
Robert J. Murray	62	Director	May 2001	2004	2
Dr. William Roper	55	Director	July 2003	2004	2
Didier Smits	42	Director	May 1996	2006	1,2
Philippe Stroobant	51	Director	May 1990	2005	1,2
Frans Vreys	74	Director	May 1982	2006	2

(*):	on May 27, 2004

(**):	on December 31, 2003

1:	Members of family branches descending from the founding shareholders

2:	Independent director under the rules of the NYSE

3:	Executive director

At the May 22, 2003 Ordinary General Meeting, Jacques Le Clercq retired as Board member. At the same meeting, the shareholders took knowledge of the resignation of Roger Boin and Hugh Farrington. In gratitude for their numerous years of dedication and contribution to Delhaize Group, Jacques Le Clercq and Roger Boin were granted the title of Honorary Director. The shareholders also renewed the terms as Directors of Pierre-Olivier Beckers, Baron de Cooman d’Herlinckhove, Didier Smits and Frans Vreys for three years. The Ordinary General Meeting also elected Baron Jacobs as director for a three-year period. On July 31, 2003, the Board of Directors appointed Dr. William L. Roper as a director to fill the un-expired term of William McCanless, who resigned from the Board effective July 31, 2003. In accordance with Belgian law and Delhaize Group’s Articles of Association, shareholders at the first general meeting after his appointment by the Board of Directors will be requested to confirm the appointment of Dr. William Roper as Director of Delhaize Group until the Ordinary General Meeting to be held on May 27, 2004, where his election for a three year term will be proposed.

Compensation Policy

A common philosophy and methodology increasingly drives the senior executives’ remuneration program design throughout all regions in which Delhaize Group operates. Appropriate remuneration levels are determined primarily through analysis and benchmarking on the basis of relevant regional and local standards. Compensation consists of fixed and variable elements and is linked to the performance of Delhaize Group. In 2003, the Board of Directors reviewed the Company’s global long-term incentive program. The revised plan, implemented across the entire Group, introduces a new performance cash plan component based on performance of Delhaize Group measured over a three-year period, at a global or regional level as appropriate for each executive. The new long term incentive program will significantly decrease the reliance of long term incentive compensation on equity, reflects international responsibilities of senior management and better aligns long term compensation with corporate goals and strategy.

Committees of the Board

After the Ordinary General Meeting on May 23, 2001, Audit, Governance and Compensation Committees were established by the Board of Directors. Pursuant to a new Belgian law, the Extraordinary General Meeting on May 22, 2003 amended Delhaize Group’s Articles of Association to specifically mention the formation and existence of the Audit Committee and that the Board may create other committees vested with such authority as the Board of Directors will determine.

Audit Committee

The Audit Committee is composed solely of non-executive directors. In 2003, the Board of Directors determined that all members of the Audit Committee are independent under U.S. law applicable to public company audit committees.

The Audit Committee assists the Board of Directors in its oversight responsibility by reviewing financial information provided by Delhaize Group to shareholders and others and by reviewing Delhaize Group’s auditing, accounting and financial processes generally. The Audit Committee reviews the activities of the Internal Audit Department, Delhaize Group’s financial reporting procedures and internal financial control systems. The Audit Committee also reviews the activities and independence of the Statutory Auditor.

The members of the Audit Committee are Robert J. Murray, who is the

Chair of the Audit Committee, Baron de Cooman d’Herlinckhove Didier Smits, Philippe Stroobant, Frans Vreys, Count Goblet d’Alviella and Count de Pret Roose de Calesberg. In 2003, the Audit Committee met five times.

Governance Committee

The Governance Committee submits proposals to the Board of Directors regarding new directors to be nominated for election, or appointed in the case of a vacancy. The Governance Committee evaluates the qualifications of any new director nominee with respect to the needs of the Board of Directors. The Governance Committee reviews the size, structure and organization of the Board and its committees and evaluates the performance and effectiveness of the Board and each of its members. The Governance Committee oversees planning for the succession of the Chief Executive Officer, evaluates his or her performance and recommends to the Board the selection or replacement, if necessary, of the Chief Executive Officer.

The members of the Governance Committee are Baron de Vaucleroy, who is the Chair of the Governance Committee, Pierre-Olivier Beckers, Philippe Stroobant and William G. Ferguson. The Governance Committee met eleven times in 2003.

Compensation Committee

The Compensation Committee reviews, analyzes and makes recommendations to the Board of Directors concerning the compensation for Delhaize Group’s executive directors and executive officers. The Compensation Committee also reviews general compensation policy, any stock option or profit-sharing programs for the associates of the Company and other compensation issues. The members of the Compensation Committee are Baron de Vaucleroy, who is the Chair of the Compensation Committee, William G. Ferguson, Count Goblet d’Alviella and Robert J. Murray. In 2003, the Compensation Committee met three times.

Ordinary General Meeting of Shareholders

The Ordinary General Meeting of Delhaize Group is held at least once a year, called by the Board of Directors. The notice of the meeting mentions the items on the agenda and complies with the form and timing requirements of Belgian law. Among the items included in the agenda given in the notice of the Ordinary General Meeting are consideration of the Directors’ report and Auditors’ report, as well as approval of the annual accounts. The future prospects for the Company are presented by the Chairman and the Chief Executive Officer at the Ordinary General Meeting.

Executive Committee

The Chief Executive Officer is in charge of the day-to-day management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Group. A Belgian law enacted in 2002 gives the Board of Directors the power to delegate under certain conditions its global management authority to a management committee (“comité de direction / directiecomité”). Delhaize Group’s Board elected not to create such a committee. In compliance with Belgian law and to clarify that Delhaize Group’s Executive Committee is not a management committee holding the Board’s global management powers, Delhaize Group’s Board decided in April 2003 to change the French and Dutch names of Delhaize Group’s Executive Committee into Comité Exécutif /

Executief Comité”, and to maintain its previous functions. The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer is the sole member of the Executive Committee who is also a member of the Board of Directors. The Board of Directors decides on the compensation of the members of the Executive Committee and other senior officers of the Company upon recommendation of the Compensation Committee. No executive Board member attends the meeting when the Board discusses and decides on his compensation. The composition of the Executive Committee can be found in the Management Structure section on page 67.

For the year ended December 31, 2003, the aggregate amount of compensation attributed by Delhaize Group and its subsidiaries to the eight members of the Executive Committee as a group for services in all capacities was EUR 7.6 million, including 70% aggregate base pay (EUR 5.3 million) and 30% variable compensation (EUR 2.3 million), compared to EUR 8.9 million in 2002 (EUR 17.0 million for 2002 including the cost related to a management change at Delhaize America). An aggregate number of 284,855 Delhaize Group stock options were granted to the members of the Executive Committee in 2003.

The members of the Executive Committee benefit from corporate pension plans which vary regionally, including a defined benefit group insurance system for European based members that is contributory and based on the individual’s career length. The members of the Executive Committee also participate in profit sharing plans as well as defined benefit plans for U.S.-based members. The members of the Executive Committee participate in Delhaize Group’s stock option and long term incentive program plans. No loans or guarantees have been extended by Delhaize Group to members of the Executive Committee.

Dividend Policy

It is the policy of Delhaize Group to pay out a regularly increasing dividend while retaining free cash flow consistent with opportunities to finance the future growth of the Company.

Shareholder Structure

Belgian law requires that each shareholder or group of shareholders owning more than 5% of the shares of a Belgian listed company furnish written notice to such company and the Banking, Finance and Insurance Commission. In May 2002, the Extraordinary General Meeting approved a reduction of this threshold to 3%. This action was taken in order to adapt the reporting requirement for the increase in outstanding shares that resulted from the share exchange with Delhaize America in 2001.

With the exception of the shareholder identified in the chart below, no shareholder or group of shareholders has declared as of December 31, 2003 holding at least 3% of the outstanding shares and warrants of Delhaize Group SA.

Shareholding
According
			Shareholding in	to the
			Percentage	Notification in
			of the	Percentage
			Number of	of Number
		Number of	Outstanding	of Outstanding
		Shares or	Shares and	Shares and
		Warrants Held	Warrants	Warrants
		According	According	as of
Date of	Name of	to the	to the	December 31,
Notification	Shareholder	Notification	Notification	2003
June 11,	Sofina S.A.	3,168,444	3.22%	3.22%
2003	Rue des Colonies 11
1000 Brussels
Belgium

Delhaize Group SA is not aware of the existence of any shareholders’ agreement with respect to the voting right pertaining to the shares of the Company.

On December 31, 2003, the directors and members of the Executive Committee of Delhaize Group SA owned as a group 407,792 ordinary shares or ADRs of Delhaize Group SA, which represented approximately 0.4% of the total number of outstanding shares of Delhaize Group SA as of that date. On December 31, 2003, the members of the Executive Committee of Delhaize Group SA owned as a group 661,605 stock options (including restricted stock) over an equal number of existing or new ordinary shares or ADRs of the Company.

External Audit

The external audit of Delhaize Group SA is conducted by Deloitte & Touche, Registered Auditors, represented by James Fulton, until the Ordinary General Meeting in 2005.

On the basis of the audit conducted by the Statutory Auditor in accordance with the standards of the Belgian Institut des Reviseurs d’Entreprises is (Institute of Registered Auditors), the Statutory Auditor is required to certify whether the financial statements of the Company give a true and fair view of its assets, financial situation and results of operations. The Audit Committee examines and discusses the Statutory Auditor’s findings on both the consolidated accounts and the statutory accounts of the Company with the Statutory Auditor.

In addition, the Audit Committee meets with the external auditor at least quarterly to discuss the results of the external auditor’s review of the quarterly information and other matters.

The chart below sets forth the fees charged by Deloitte & Touche to Delhaize Group SA and its subsidiaries in 2003. In 2003, Delhaize Group commissioned consulting services from Deloitte Consulting, which is financially and operationally fully separate from Deloitte & Touche Registered Auditors, but which, because of similarities in the respective company names, is considered as a related entity under Belgian law. As a consequence, the table also mentions the fees charged to Delhaize Group SA and its subsidiaries by Deloitte Consulting.

(in EUR)
a. Statutory audit Delhaize Group SA	233,760
b. Statutory audit Delhaize Group subsidiaries	790,397
c. Limited audit reviews of quarterly and half-yearly financial information	121,365
Subtotal a,b,c	1,145,522
d. Other legally required services	15,125
Subtotal d	15,125
e. Accounting consultation and other non-routine audit services	495,838
f. Tax services	2,107,040
Subtotal e,f	2,602,878
g. Services from Deloitte Consulting	40,721
Subtotal g	40,721
TOTAL	3,804,246

Shareholder information

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Receipts, each of them representing one Delhaize Group ordinary share, are listed on the New York Stock Exchange under the symbol DEG.

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of many newspapers.

One operating company of Delhaize Group is also listed: Alfa-Beta is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Type of Delhaize Group Shares

Delhaize shares are either bearer shares, in denominations of 1, 10, 25, 100 and 1,000 shares, or registered shares. On request, a shareholder may convert bearer shares into registered shares and vice versa. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company (to the attention of Ms. Jacqueline Heggermont, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels).

Equity Indices

On December 31, 2003, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600, MSCI Europe and FTSE Euromid index.

On December 31, 2003, the weight of Delhaize Group shares in the BEL20 index was 619 shares. With a weight of 5.4%, Delhaize Group shares represented the fifth largest constituent in the index. Following a revision of the weights in the index, the BEL20 index includes 613 Delhaize Group shares from March 2, 2004.

On December 31, 2003, the weight of Delhaize Group in the Euronext 100 index was 0.3%. Delhaize Group represented the 77th largest constituent in the index.

Share Performance in 2003

At the end of 2003, a Delhaize Group share was worth EUR 40.78, a 130.1% increase compared to EUR 17.72 one year earlier. In the same period, the Euronext 100 index increased by 12.7%, the BEL20 index increased by 10.8% and the Eurostoxx 50 index increased by 15.7%. The FTSE Eurotop 300 Food and Drug Retailers Index increased by 3.3% in 2003.

In 2003, Delhaize Group shares traded on Euronext Brussels at an average price of EUR 28.15 and an average trading daily volume of 285,276 shares. The share reached its intra-day peak on November 7 (EUR 43.99) and also had its highest closing price on November 7 (EUR 43.70). The share posted its lowest intra-day value and its lowest closing price on March 11 (EUR 11.90 and EUR 12.23 respectively).

Delhaize Group ADRs have been listed on the New York Stock Exchange since April 2001. On December 31, 2003, the closing price of Delhaize Group’s ADRs was USD 51.04, a 184.3% increase from the closing price on December 31, 2002 (USD 17.95). In the same period, the S&P 500 index increased by 26.4% and the S&P 500 Food Retail Index by 5.3%. In 2003, the average daily trading volume of Delhaize Group ADRs was 22,353.

Dividend

At the Ordinary General Meeting to be held on May 27, 2004, the Board of Directors will propose the payment of a gross dividend of EUR 1.00 per share, compared to EUR 0.88 the previous year. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 0.75 per share (EUR 0.66 the prior year).

The net dividend of EUR 0.75 per share will be payable to owners of ordinary shares against coupon no. 42 as from June 1, 2004. The shares will start trading ex-coupon on June 1, 2004. The payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the counters of the following financial institutions:

•	Banque Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Banque, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Banque, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium, avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

For shares held through a share account, the bank or broker will automatically handle the dividend payment. The payment of the dividend to the ADR holders will be made through The Bank of New York.

Financial Calendar

Press release — 2004 first quarter results	May 6, 2004*
Final date for depositing shares for the Ordinary General Meeting	May 21, 2004**
Ordinary General Meeting	May 27, 2004
ADR dividend record date	May 28, 2004
Dividend for the financial year 2003 becomes payable to owners of ordinary shares	June 1, 2004
Dividend for the financial year 2003 becomes payable to ADR holders	June 11, 2004
Press release — 2004 second quarter results	August 5, 2004*
Press release — 2004 third quarter results	November 10, 2004*

*	You are kindly invited to listen to the related conference call. See www.delhaizegroup.com for further details on dial-in numbers and webcast.

**	Holders of bearer shares are informed that May 21, 2004 is a bank holiday and May 20, 2004 is a public holiday in Belgium. Therefore they are advised to contact their bank or broker in due time.

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is governed by a deposit agreement binding upon Delhaize Group, The Bank of New York and the holders of ADRs. This program is administrated by:

THE BANK OF NEW YORK
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258
U.S.A.
Toll free telephone number for U.S. callers: 1-877-853-2191
Non-U.S. callers can call: 1-610-382-7836
e-mail: shareowners@bankofny.com
website: www.stockbny.com

For further information on ADRs, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com or call The Bank of New York

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). Questions or correspondence about Global BuyDIRECT should be addressed to The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Company Code) is generally taxed as dividends. All dividends that are attributed or paid on the shares are subject to a 25% Belgian withholding tax.

For non-Belgian residents — individuals and corporations — , Belgian withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided for by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian recipient of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment or a fixed base in Belgium and is entitled to claim benefits under the U.S.-Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If he/she holds at least 10% of the voting rights of Delhaize Group, a reduced withholding tax rate of 5% is applicable.

Although there are exceptions, in general the full 25% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the Bureau Central de Taxation, Bruxelles-Etranger, 10 place J. Jacobs, B-1000 Brussels, Belgium. The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender. The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their own tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group Investor Relations Department (see contacts at the end of this section).

Since Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S., an annual report will be filed with the SEC on Form 20-F. This document will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.

General Meeting of Shareholders

The next Ordinary General Meeting will take place on Thursday, May 27, 2004 at Delhaize Group’s Brussels headquarters, rue Osseghemstraat 53, 1080 Brussels, Belgium. Detailed information about the Ordinary General Meeting is published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette.

Information Delhaize Group Share

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Share price (in EUR)
Price: year-end	40.78	17.72	58.45	50.65	74.80	75.36	46.60	46.73	30.39	31.98
average	28.15	39.93	61.28	59.27	80.00	65.64	46.18	38.80	30.76	33.17
highest	43.99	61.10	72.00	76.50	91.70	84.28	52.06	47.10	34.36	38.30
lowest	11.90	15.00	48.72	48.05	64.90	46.60	35.20	29.95	27.07	29.80
Annual return Delhaize Group share(1)	+136.3%	-69.1%	+17.2%	-31.3%	+0.3%	+63.6%	+1.3%	+57.0%	-3.9%	-1.7%
Evolution Belgian All Shares Return index	+16.0%	-22.50%	-4.9%	-5.0%	-7.2%	+43.5%	+36.2%	+25.2%	+15.9%	-3.9%
Ratios
Dividend yield(2)	1.8%	3.7%	1.9%	2.0%	1.2%	1.1%	1.6%	1.4%	2.0%	1.8%
Share price/shareholders’ equity(after appropriation)	1.1	0.5	1.3	1.9	3.6	4.3	2.9	3.4	2.6	2.8
/net EPS(3)	21.9	9.1	31.1	16.4	22.9	26.2	19.7	22.3	16.7	16.5
Number of Shares
Annual volume of Delhaize Group shares traded (in millions of EUR; Euronext Brussels)(4)	2,020.7	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2	1,048.6	892.4	493.3	533.0
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussels)(4)	72.7	69.3	51.9	26.4	24.6	25.9	22.8	23.6	15.9	15.8
Number of shares (in thousands; year-end)	92,625	92,393	92,393	52,032	52,017	51,963	51,717	51,717	51,315	51,294
Number of shares (in thousands; annual average)	92,097	92,068	79,494	52,023	51,983	51,824	51,717	51,603	51,303	51,291
Stock market capitalization (in millions of EUR; year-end)	3,777.2	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9	2,410.2	2,416.6	1,559.5	1,640.3

(1)	Capital gains recorded during the year, including net dividend and reinvestment.

(2)	Net dividend divided by share price at the year-end before the dividend payment.

(3)	Share price/earnings before goodwill and exceptionals per share was 9.71 in 2003, 4.88 in 2002 and 13.88 in 2001. Enterprise value/adjusted EBITDA was 4.75 in 2003, 3.61 in 2002 and 6.20 in 2001.

(4)	Excluding the shares traded on the New York Stock Exchange.

Investors and Media

For all questions regarding Delhaize Group and its stock, please contact :

Delhaize Group	Delhaize Group
Investor Relations Department	Investor Relations Department
rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC 28145-1330
Belgium	United States
Tel. : +32 2 412 21 51	Tel.: +1 704 633 8250, ext. 3398
Fax. : +32 2 412 29 76	Fax.: +1 704 636 5024

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

Delhaize Group News, the Company’s quarterly newsletter, provides shareholders with recent information on the Company. You can download the newsletter at www.delhaizegroup.com.

Delhaize Group’s website also offers the possibility to subscribe to email alerts on several topics: agendas of the general meetings, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Glossary

Adjusted EBITDA

Earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests.

Affiliated store

An independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depositary Receipt (ADR)

An American Depositary Receipt represents ownership of the shares of a non-U.S. corporation. The underlying shares are held by a U.S. bank as depositary agent. The holder of an ADR benefits from dividend and voting rights pertaining to the underlying share through the bank that issued the ADR. Delhaize Group’s ADRs are traded on the New York Stock Exchange.

Average Shareholders’ Equity

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.

Capital leases

Financing leases which result in a transfer to the lessee of almost all the risk and advantages inherent to the ownership of assets.

Company-operated store

A store operated directly by Delhaize Group.

Comparable store sales

Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhaize The Lion Coordination Center SA, Delhome SA, Delanthuis SA, Aniserco SA, Delshop SA, Wambacq & Peeters SA and Wintrucks SA, excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium, the Grand-Duchy of Luxembourg and Germany.

Direct goods

Goods sold to customers.

Earnings before goodwill and exceptionals

Net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests.

Earnings before goodwill and exceptionals per share

Earnings before goodwill and exceptionals divided by the weighted average number of shares during the period.

Enterprise value

Market capitalization plus net debt.

Free cash flow

Cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests.

Gross margin

Gross profit divided by sales.

Gross profit

Sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising).

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Interest coverage

Adjusted EBITDA divided by net interest expenses, which is interest payable and similar charges less income from financial fixed assets and current assets.

Inventory turnover

Inventories at year-end divided by cost of goods sold, multiplied by 365.

Natural food

Food that has had a minimum (if any) processing or additives. While these products can be organically grown, this is not a necessary condition.

Net debt

Long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash.

Net debt to adjusted EBITDA

Net debt divided by adjusted EBITDA.

Net debt to equity ratio

Net debt divided by Group equity (after profit appropriation).

Net earnings

Consolidated profit, net of minority interests.

Net earnings per share (EPS)

Net earnings divided by the weighted average number of shares in the corresponding period.

Net income

Net earnings.

Operating leases

Rents.

Operating margin

Operating profit divided by sales.

Organic food

Food that meets specific, governmental standards relative to the use of pesticides, fertilizers or any other chemicals and the way natural resources (animals, energy, water,...) are treated in the production process.

Organic sales growth

Sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects.

Outstanding shares

the number of shares issued by the Company, including treasury shares. At the end of 2003, the number of outstanding shares was 92,624,557, including 318,890 treasury shares.

Payables to inventory

Trade creditors divided by goods for resale.

Pay-out ratio (earnings before goodwill and exceptionals)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, divided by earnings before goodwill and exceptionals.

Pay-out ratio (net earnings)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, provided by net earnings.

Return on equity (earnings before goodwill and exceptionals)

Earnings before goodwill and exceptionals divided by average shareholders’ equity.

Return on equity (net earnings)

Net earnings divided by average shareholders’ equity.

Salaries, Miscellaneous goods and services and Other operating income/expense

Other operating expenses excluding depreciation and amortization of goodwill and including shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising.

Sales

Sales includes the sale of goods and services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers.

Total debt

Long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities.

Trade payable days

Trade payables divided by (cost of goods sold plus miscellaneous goods and services), multiplied by 365.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are included in the number of shares outstanding but are not included in the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighed average number of shares

Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor. The average number of shares (excluding the treasury shares) for 2003 was 92,096,669.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

Working capital

Includes inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses).

Company Information

Delhaize Group
Head and registered office:
rue Osseghemstraat 53
1080 Brussels — Belgium
Tel: +32 2 412 21 11 — Fax: +32 2 412 21 94
http://www.delhaizegroup.com
Companies register: 0402 206 045

Operations

United States	Belgium	Southern and Central Europe	Asia

FOOD LION	DELHAIZE BELGIUM	ALFA-BETA VASSILOPOULOS	FOOD LION THAILAND
P.O. Box 1330, 2110 Executive Drive	Rue Osseghemstraat 53	81, Spaton Ave.	2nd Floor Food Lion Supermarket
Salisbury NC 28145-1330 — U.S.A.	1080 Brussels	Gerakas Attica	55/5 Moo 1 Srinakarin Road
Tel: +1 704 633 82 50	Belgium	Greece 153 44	Nongborn, Pravate
Fax: +1 704 636 50 24	Tel: +32 2 412 21 11	Tel: +30 210 66 08 000	Bangkok 10260
www.foodlion.com	Fax: +32 2 412 21 94	Fax: +30 210 66 12 675	Thailand
	www.delhaize.be	www.ab.gr	Tel: +66 2 721 55 80 98
HANNAFORD			Fax: +66 2 721 34 20
145 Pleasant Hill Road		DELVITA
Scarborough — ME 04074 — U.S.A.		Za Panskou zahradou 1018	SUPER INDO
Tel: +1 207 883 2911		252 19 Rudná	JL Ancol I nr. 9-10
Fax: +1 207 883 7555		Czech Republic	Ancol Barat
www.hannaford.com		Tel: +420 311 609 111	Jakarta 14430
		Fax: +420 311 679 465	Indonesia
KASH N’ KARRY		www.delvita.cz	Tel: +62 21 690 58 76
6401 Harney Road, Suite A			Fax: +62 21 690 58 77
Tampa — FL 33610 — U.S.A.		MEGA IMAGE
Tel: +1 813 620 11 39		Bd.Ion Michalache 92
Fax: +1 813 626 95 50		Sektor 1
www.kashnkarry.com		Bucuresti
Romania
HARVEYS SUPERMARKETS		Tel: +40 21 224 66 77
P.O. Box 646		Fax: +40 21 224 60 11
Nashville, GA 38639 — U.S.A.
Tel: +1 229 686 76 54
Fax: +1 229 686 29 27
www.harveys-supermarkets.com

Forward-looking Statements

This document includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Private Securities Litigation Reform Act of 1995 about Delhaize Group that are subject to risks and uncertainties. All statements included in this document, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expansion and growth of its business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from the share exchange transaction with Delhaize America, and business strategy, are forward-looking statements. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases.

Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs and supply or quality control problems with vendors. This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission on June 30, 2003, describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under the heading entitled «Risk Factors» under Section B of Item 3 of the Form 20-F. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

Credits	Design & production: www.concerto.be — Pictures: André Goldberg, Nicolas van Haaren, Dustin Peck Photography (U.S.), Natacha d’Ydewalle, Warren Roos Photography (U.S.), FPX, Jacques Mertens, Ward Steels, Luc Koenot, Studio Dann — Rewriting: Corporate Report (U.S.) — Printed in Belgium by Dereume Printing

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